UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX  PARTICIPAÇÕES  S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company  Registry  (NIRE):  33300275410

Publicly Held Company

MANAGEMENT  PROPOSAL

Shareholders:

In  compliance  with   the   provisions   of   Ruling   No.   481   of   the   Securities   Commission  of December  17,  2009  ("ICVM  481"  ),  we  submit  the  following  management  proposal  of    CONTAX  PARTICIPAÇÕES   S.A.    ("Company"   or   "Contax   Participações")   ("Proposal")   with   respect   to matters  to  be  decided  at  the  Company's  Special  Shareholders  Meeting  to  be  held  on  July  1,

2011  at  10:00  am  ("AGE").

At the  AGE  the  following  items  shall  be  decided:

(i) Review,  discussion  and  resolution  on  the  Protocol  and  Justification for  Merger  of  Mobitel S.A. ("Mobitel")  Shares  into  the  Company  and  other  documents  relating  to  that  merger  of shares,  by  which  Mobitel  will  become  a  wholly  owned  subsidiary  of  the  Company;

(ii) Ratification  of  the  appointment and  contracting  of  specialized  companies  responsible  for preparing  (i) the valuation  report  on  the  equity  value  of Mobitel shares;  and  (ii) the economic valuation  report  of  the  Company's  and  Mobitel's  shares;

(iii) Approval  of  the  respective  valuation  reports;

(iv) Resolution on the  proposed merger of  Mobitel's  shares  into  the  Company  with consequent  increase  of  the  Company's  capital  by  issuing  new  common  and  preferred  shares;

(v) Approval  of  amendment  to  the  By-laws  of  the  Company  due  to  the  increase  of  its  capital;

(vi) Replacement  of  the  Board  of  Directors,  to complete  their  term  of  office.

A.          INFORMATION   ABOUT   THE   CAPITAL   INCREASE   (IN   ACCORDANCE   WITH

EXHIBIT  14  OF  ICVM  RULING  481).

1.      Amount of increase and new capital:

Due  to   the   merger   of   shares   of   Mobitel   into   Contax   Participações   ("Merger  of Shares"),  the  Company's  capital  will  increase  from  thirty-four  million,  four  hundred and fifty-five  thousand,  eight  hundred  and  forty  Reais  and  fifty-six  centavos  (R$

34,455,840.56) to  two  hundred  and  fifty-eight  million, three hundred and  twenty-eight thousand, nine  hundred  and  fifty-six  Reais  and  sixty-six  cents  (R$  258,328,956.66) and one  hundred  forty-three  million,  seven  hundred  and  sixty  thousand, one hundred and nineteen  Reais  and twelve centavos  (R$  143,760,119.12)  will  be allocated to the capital reserve of Contax Participações.

2.      Source of  the  capital  increase,  from  the  following  options:  a)  conversion  of debentures into shares;  b)  the  exercise of subscription rights or subscription warrants;   c)   capitalization   of   profits   or   reserves;   or  d)  subscription   of   new shares:

The Company's  capital increase  will be made  by the subscription  of new  common  and preferred shares  of the Company,  due  to  the  Merger  of  Shares,  which will be  inserted into the corporate restructuring  described in section 3 below.

3.      Reasons for the increase and their economic and legal consequences:

On January  25,  2011,  an  Agreement for  Merger  of  Mobitel  Shares  into  Contax  Participações ("Merger  of  Shares  Agreement"),  which  provides,  under  certain  conditions for  the  Merger  of Shares,  through  which  Mobitel  becomes  a  wholly  owned  subsidiary of Contax  Participações ("Restructuring"), all pursuant  to  the  Notice  of  Material  Event  of  Contax  Participações released  on  January  25,  2011  ("Notice  of  Material  Event").

The AGE  will  have  as  part  of the  resolution on the  Merger  of Shares,  and  as  a result  of the transfer of the  shares  of Mobitel to the Company,  the Company's  current  share capital of two hundred twenty-three million, eight hundred and seventy and three thousand one  hundred  and  sixteen  Reais  and  ten  centavos  (R$  223,873,116.10)  shall be increased  to  two  hundred  and  fifty-eight  million,  three  hundred  and  twenty-eight thousand, nine  hundred fifty-six  Reais  and  sixty-six  centavos  (R$  258,328,956.66), with this  being an increase  of  thirty-four million, four hundred and fifty-five  thousand, eight hundred and forty Reais  and  fifty-six  centavos (R$ 34,455,840.56),  according  to the valuation report of  Mobitel shares prepared specifically for the  Merger of Shares.

The Company's  shares  to  be  issued  as  a  result  of  the  Merger  of  Shares  will  be  paid-in  with

Mobitel issued  shares.

4.      Copy of the opinion of the Fiscal Council:

The opinion  of  the  Company's  Fiscal  Council  is  in  the  minutes  of  the  Fiscal  Council

Meeting held on June 14, 2011, attached to this Proposal  (Exhibit  I).

5.      In case of capital increases through subscription  of shares:

a)     Use of proceeds:

The shares  to  be  issued  by  the  Company  will  be  paid-in  by the transfer  of  all  shares representing the capital of Mobitel and acquired  by  the Company,  pursuant  to  the Merger of Shares  transaction described in section 3 above.

b)     Number of issued shares of each type and class:

One million,  eight  hundred  and  seventy-six thousand,  nine  hundred  and  eighty-two (1,876,982)  new  common  shares  and  three  million,  thirty-eight thousand,  four  hundred  and ninety-nine  (3,038,499)  new  preferred  shares  of  the  Company  will  be  issued,  all  registered and with  no par value.

c)     Rights, benefits and restrictions attaching to shares to be issued:

The shares  to  be  issued  by  the  Company  in  accordance  with  item  5  (b)  above  shall confer rights  equal  to  those  conferred  by  other  shares  of  the  respective  type  currently in  existence,   including  participation   in   the  profits  that  may   be   declared   by  the Company from  the date on which the Merger of Shares is approved.

d)     Information on the form of subscription (public  or private):

The subscription  shall  be  private as a  result  of  the  Merger  of  Shares  transaction described in item  3 above.

e)     In  the  case  of  private  subscription,  inform  if  the  related  parties  as  defined by accounting  rules  that  address  this  topic, will  subscribe  shares  in  the  capital increase, specifying the respective  amounts,  when  those  amounts are already known:

As  a   result   of  the  Merger   of  Shares,   Mobitel   will   subscribe   on  behalf  of  its shareholders the entire  capital  increase,  pursuant  to  the  share exchange  ratio  defined in the Merger  of  Shares  Subscription Protocol and  Justification.  Portugal  Telecom  Brasil S.A., which  is  a  shareholder  of  Mobitel  and  will  receive  shares  of  the  Company  in  the Merger of Shares, is a shareholder  of CTX Participações S.A., which, in turn, holds a controllingstake in the Company.

f)      Information  on  the  issue  price  of  new  shares  or  the  reasons  by  which  its establishment  shall  be delegated to the board  of  directors  in  the  cases  of  public distribution:

The issue price  of shares  issued in the  Merger  of Shares shall  be thirty-six  Reais and fraction (R$ 36.2561)  per  share  and represents the  equity  value  of Mobitel's  shares on December  31,  2010,  incorporated  to the Company's  assets,  divided  by  the  number  of shares to be issued, according to  the  exchange ratio applicable to the Merger of Shares.

g)     Par  value  of  shares  issued  or  in  the  case  of  no  par  value  shares,  the  portion of the issue price that will be allocated to capital reserve:

The shares  have  no  par value. The  book  value  of  Mobitel's shares, thirty-four million, four hundred and fifty-five  thousand,  eight  hundred  and forty Reais  and  fifty-six centavos (R$ 34,455,840.56)  shall be allocated to the  Company's  capital, and one hundred and  forty-three million,  seven  hundred and sixty  thousand,  one hundred and nineteen Reais  and twelve  centavos  (R$  143,760,119,12)  shall  be  allocated to the Company's capital reserve.

h)     Management's  opinion  on the effects  of  the capital increase,  especially  with regard to the dilution  caused by the increase:

The capital  increase  will  occur  solely  as  a  result  of  the  Merger  of Shares.  The Company's  management  intends  that the Merger of Shares will  produce the  following effects:  strengthen  Mobitel’s and the  Company’s  performance  in its main markets, integration  of complementary  expertise  of both companies;  reduction  of administrative costs,  bringing  benefits  to administrative,  economic  and  financial  benefits,  by  reducing combined  operating  expenses,  as  the  Company  and  Mobitel will belong  to  the  same economic  group.  In  addition,  the  Company's  management  believes  that  the  Merger of Shares will enable the creation  of value through the exchange  of best management practices, resulting in improvements  in  productivity  and  profitability  of  the  Company and Mobitel.

The percentages  indicative  of the dilution  resulting  from the Capital  Increase  are described in Item  5 (n) below.

i)      The  criteria  for  calculating  the  issue  price  and  justification  of  the  economic aspects that determine its choice:

In the  case  of  capital  increase as a  result  of  the  Merger  of  Shares,  the  share  issue  price  was determined  by  means  of  division  of  the  equity  value  of  Mobitel's  shares  on  December  31,

2010,  merged  into  the  assets  of  Contax  Participações  by  the  amount  of  shares  to  be  issued.

j)      If the  issue  price  has  been  fixed  at  a  premium  or  discount  in  relation  to market value, the reason for this  premium or discount:

There was no premium  or discount in  the issue of shares.

k)     Copy of all  reports and studies that supported  the pricing issue:

Attached to  this  Proposal  are  the  following  reports  used  in  the  Merger  of  Shares described in item  3 above:

(i)  Valuation  report  of Mobitel's  shares  at  book  value  based  on  its  audited financial statements  reported  on December  31,  2010,  prepared  by  Apsis Consultoria e Avaliações  Ltda.  ("Valuation  Report  of Mobitel's  Net  Book  Value"), pursuant to Art.  8 of Law No. 6404/76; and

(ii)  Valuation  Report  of Contax Participações  based  on the future  profitability methodology  based  on a retrospective  analysis,  projected  scenarios  and discounted  cash  flows  on  December  31,  2010  ("Exchange Ratio Valuation  Report")  prepared  by  Banco  BTG  Pactual  S.A. for the  purpose  of supporting the fixing  of  the  exchange  ratio  of  shares issued  by  Mobitel  for  Company shares.

l)       Price of  each  type  and  class  of  the  company's  shares  in  the  markets  on which they are traded:

l.1) Common  Shares

i)       Low, average and high price for each year for the last three (3) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
2008	6.43	13.53	19.00
2009	9.50	16.44	26.87
2010	24.00	30.15	34.50

ii)      Low, average and high price for each quarter  for the last two (2) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
1Q09	9.50	11.45	12.20
2Q09	11.43	13.00	14.50
3Q09	14.00	18.07	22.00
4Q09	20.00	23.27	26.87
1Q10	26.93	28.96	31.70
2Q10	24.00	28.75	32.00
3Q10	28.17	30.77	32.77
4Q10	30.35	31.91	34.50

iii)     Low, average and high price of each month in the last  six (6) months:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
12/2010	30.35	31.61	34.50
01/2011	29.00	30.61	32.00
02/2011	27.35	29.27	30.49
03/2011	24.30	25.53	28.30
04/2011	24.80	26.94	28.50
05/2011	23.55	25.97	27.49

iv)     Average price for the last ninety  (90) days:

PERIOD	AVERAGE PRICE (R$)
Last 90 days	25.78

l.2) Preferred  Shares

(a) Low, average and high price for each year for the last three (3) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
2008	5.95	10.44	13.00
2009	9.53	15.41	25.00
2010	20.00	25.59	32.70

(b) Low, average and high price for each quarter  for the last two (2) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
1Q09	9.53	10.55	11.50
2Q09	10.63	12.21	13.89
3Q09	13.56	17.41	20.35
4Q09	18.87	21.48	25.00
1Q10	23.79	24.99	26.11
2Q10	20.00	22.21	24.94
3Q10	21.43	24.71	28.00
4Q10	27.60	30.20	32.70

(c) Low, average and high price of each month in the last  six (6) months:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
12/2010	30.10	31.22	32.29
01/2011	29.00	30.49	31.98
02/2011	27.85	29.09	30.30
03/2011	24.10	25.30	27.35
04/2011	23.50	25.57	26.94
05/2011	22.65	24.10	25.49

(d) Average price for the last ninety  (90) days:

PERIOD	AVERAGE PRICE (R$)
Last 90 days	24.50

m)    Issue price  of shares in  capital  increases made  in the last three (3) years:

Not applicable.

n)     Percentage  of potential  dilution resulting from the issuance:

The percentage of dilution resulting from  the issuance is 8.22%.

o)     Terms, conditions and form of subscription and pay-in of shares issued:

The  Company's new shares issued  as  a  result  of  the  Merger  of  Shares  will be subscribed at the AGE and paid-in under the Merger of Shares on thesame date, pursuant to the transaction described in item 3 above.

p)     Information  about  the  existence  of  preemptive  rights  by  the  shareholders  to subscribe new  shares  issued:

Pursuant to  paragraph 1 of  article 252 of Law 6404/76,  the  shareholders will have preemptive rights to subscribe new shares under the Merger of Shares.

q)     Management's proposal to treat any remainder:

There will  be  no  remainder  as  the  capital  increase  will  result  from  the  merger  of  Mobitel’s shares as described in item  3 above.

r)      Description  of  procedures  to  be  adopted  if  there  is  partial  approval  of  the capital  increase:

Not applicable.

s)      If the issue price of shares is wholly or partly made in assets:

(i)  A full description of the assets:

The Company's  new  shares  will  be paid-in through acquisition by the Company  of common shares, registered and with no par value issued by Mobitel.

(ii) Relationship between  the  goods  merged  to  the  assets  of  the  Company  and  its corporate purpose:

The assets  transferred  to the Company's  assets  are  shares issued  by  Mobitel,  whose field of activity is similar to that provided for in the Company's purpose.

t)      A copy of the asset valuation report:

For information  on the valuation  reports  of  Mobitel's  net  equity  value, please refer to item  5 (k) above.

The Valuation Report of the Net Book Value of Mobitel, which contains the valuation of assets to be merged  to  the  Company's  assets  is  available  for  consultation  by the Company's  shareholders  on the websites  of  CVM  (www.cvm.gov.br), BM&FBOVESPA (www.bovespa.com.br)  and  of the Company (www.contax.com.br/ri).

It is  clarified  that  items  6  and  7  of Exhibit  14 to CVM  Ruling  481  are  not  applicable to this case.

B.        INFORMATION  ABOUT  VALUATION  RIGHTS  (IN  ACCORDANCE  WITH  EXHIBIT

20 OF  CVM  RULING  481).

1.      Description  of  event  that  will  give  rise  to  the  valuation  rights  and  the  legal basis:

The Merger  of  Mobitel’s  Shares  into  Contax  Participações, described in Section 3  of Chapter "A" above, will give dissenting shareholders  at the Company's  AGE the right to withdraw  from the Company,  upon  repayment  of  the  value  of  their  shares  in accordance  with Article  137 and Article 252, paragraph 1 of Law 6404/76.

2.      Shares and classes which are subject to the  valuation rights:

The valuation  rights  will  apply  to  holders  of  common  and  preferred shares  of  the dissenting Shareholders  of  the Company.

3.      Date of  the  first  publication  of  the  shareholders  meeting  call  notice  and  the date of  communicating  the  Notice  of  Material  Events relating  to  the  resolution that will give rise  to the  right  of withdrawal:

On June  16,  2011,  the  first  publication  of  the  AGE's  call  notice  shall  occur  to  resolve on the Merger of Shares.

On January  25,  2011,  the  Company's  Notice  of  Material Event was  released  which announced the  Merger  of  Shares,  which  is  why this  will  be considered  the  Notice  of Material  Event  that  gave  rise  to  the  valuation  rights  pursuant  to  Art.  137,  paragraph  1 of Law 6404/76.

4.      The   deadline   for   exercising   the   valuation   rights   and   the   date   to   be considered for purposes  of  determining  the  shareholders  who  may  exercise  the valuation rights:

The deadline  for  the  exercise  of  valuation  rights  will  be  30  days  from  the  publication of the AGE's minutes, pursuant to article 137, IV of Law No. 6404/76.

The dissident  shareholders  at  the  AGE  who  verifiably  hold common  and  preferred shares   issued   by   the   Company,   uninterruptedly,  since   the  publication  date  of  the Notice of  Material  Event,  which gave  notice  of  the  Merger  of  Shares  to  the  market, therefore, on January 25, 2011, having computed the stock exchange trading transactions of that  date,  inclusive, until  the effective exercise of valuation rights.

5.      Amount of  reimbursement  or,  if  it  is  not  possible  to  determine  it  previously, a management estimate of this amount:

The repayment  amount  to  be  paid  to  the  Company’s  dissenting  shareholders  will  be seven Reais and fraction (R$ 7.0097)  per  share,  subject to such shareholder  requesting the reporting  of a special  balance sheet  for  purposes  of calculating the reimbursement amount, as provided in Article 45, paragraph 2, of Law No. 6.404/76.

6.      Form of calculating the reimbursement amount:

The Company's  dissident  shareholders  shall  have  the  right  to  repayment  of  the  equity  value of their  shares  based  on  the  Company's  Financial  Statements  reported  on  December  31,  2010 and released  on  March  2,  2011.

7.      Will  the  shareholders  be  entitled  to  request  a  special  balance  sheet?

Dissenting  shareholders  may  request  reporting  of  a  special  balance  sheet  for  purposes  of calculating  the  amount  of  the  repayment,  as  provided  in  Article  45,  paragraph  2  of  Law

6404/76.

8.      List  of  experts  or  specialized  companies  recommended  by  management:

Not applicable in view  that  the  repayment  amount  will  be  calculated according  to  the  equity  value of  the  Company’s  shares  on  December  31,  2010.

9.      In  the  event  of  Merger  of Shares:

a)       Calculation  of  the  share  exchange  ratio  based  on  the  net  equity  value  at  market prices or  other  criteria  accepted  by  the  Brazilian  Securities  Commission  (CVM):

The provisions of Art.  264  of  Law  No.  6404/76  do  not  apply  to  the  Merger  of  Shares,  so  that the exchange  ratios  were  not  calculated  according  to  the  net  asset  criteria  at  market  prices.

b)       Are   the    share    exchange    ratios    established    in    the    transaction    protocol    less advantageous  than  those  calculated  under  item  9.a  above?

Not applicable.

c)        The  reimbursement  amount  calculated  based  on  the  net  equity  value  at  market prices or  other  criteria  accepted  by  the  Brazilian  Securities  Commission  (CVM):

Not applicable.

10.    Equity  value  of  each  share  ascertained  according  to  the  last  approved  balance  sheet:

According  to  the  Company's Financial  Statements  reported  on  December  31,  2010  and released  on  March  2,  2011,  the  equity  value  per  share  of  the  Company  is  seven  Reais  and fraction  (R$  7.0097).

11.    Quote of each  class  or  kind  of  shares  which are subject  to  valuation  in  the  markets  in which  they  are  traded,  as  follows:  a)  Low,  average and  high  price  of  each  year  for  the  last three  (3)  years,  b)  Low,  average and  high  price  of  each  quarter  for  the  last  two  (2)  years:  c) Low, average  and  maximum  price  of  each  month  in  the  last  six (6) months: d) Average price for the  last  ninety  (90)  days:

11.1 - Common Shares

(a) Low, average and high price for each year for the last three (3) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
2008	6.43	13.53	19.00
2009	9.50	16.44	26.87
2010	24.00	30.15	34.50

(b) Low, average and high price for each quarter  for the last two (2) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
1Q09	9.50	11.45	12.20

2Q09	11.43	13.00	14.50
3Q09	14.00	18.07	22.00
4Q09	20.00	23.27	26.87
1Q10	26.93	28.96	31.70
2Q10	24.00	28.75	32.00
3Q10	28.17	30.77	32.77
4Q10	30.35	31.91	34.50

(c) Low, average and high price of each month in the last  six (6) months:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
12/2010	30.35	31.61	34.50
01/2011	29.00	30.61	32.00
02/2011	27.35	29.27	30.49
03/2011	24.30	25.53	28.30
04/2011	24.80	26.94	28.50
05/2011	23.55	25.97	27.49

(d) Average price for the last ninety  (90) days:

PERIOD	AVERAGE PRICE (R$)
Last 90 days	25.78

11.2-Preferred Shares

(a) Low, average and high price for each year for the last three (3) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
2008	5.95	10.44	13.00
2009	9.53	15.41	25.00
2010	20.00	25.59	32.70

(b) Low, average and high price for each quarter  for the last two (2) years:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
1Q09	9.53	10.55	11.50
2Q09	10.63	12.21	13.89
3Q09	13.56	17.41	20.35
4Q09	18.87	21.48	25.00
1Q10	23.79	24.99	26.11
2Q10	20.00	22.21	24.94
3Q10	21.43	24.71	28.00
4Q10	27.60	30.20	32.70

(c) Low, average and high price of each month in the last  six (6) months:

PERIOD	LOW PRICE (R$)	AVERAGE PRICE (R$)	HIGH PRICE (R$)
12/2010	30.10	31.22	32.29
01/2011	29.00	30.49	31.98
02/2011	27.85	29.09	30.30
03/2011	24.10	25.30	27.35
04/2011	23.50	25.57	26.94
05/2011	22.65	24.10	25.49

(d) Average price for the last ninety  (90) days:

PERIOD	AVERAGE PRICE (R$)
Last 90 days	24.50

C.          INFORMATION  ABOUT  THE  EVALUATORS  (IN  ACCORDANCE  WITH  EXHIBIT  21 OF CVM  RULING  481).

1.      Evaluator  recommended  by  management:

For preparation  of  the  valuations  of  Mobitel  and  Contax  Participações  for  the  purposes  of  the Company's   Restructuring   and   the   Merger   of   Mobitel’s   Shares   into   the   Company,   the following  specialized  companies  were  chosen  ad  referendum  at  the  Shareholders  Meetings:

(i)          APSIS  Consultoria  e  Avaliações  Ltda.  to  value  Mobitel's  net  book  equity  value  based on its  audited  financial  statements  reported  on  December  31,  2010,  based  on  its  audited financial statements  contained  in  Exhibit  II    to  this  proposal;  and

(ii)         Banco  BTG  Pactual  S.A.  to  conduct  the  valuation  of  both  Mobitel  and  Contax  by  the future profitability  methodology based  on  a  retrospective analysis,  projected  scenarios  and discounted  cash  flows  on  December  31,  2010,  pursuant  to  the  criteria  and  assumptions  listed in Exhibit  III  to  this  proposal.

2.      Description  of  the  qualifications  of  the  recommended  evaluator:

The evaluators  have  recognized  experience in  valuation  of  companies,  as  can  be  seen  based on the  history  of  work  conducted  on  their  websites  (www.apsis.com.br) and (www.btgpactual.com.br).

3.      Copy  of  the  work  proposal  and  remuneration  of  the  recommended  evaluator:

The work  proposal  and  remuneration  of the recommended  evaluators  are  in  Exhibit  IV    to  this proposal.  A  copy  of  the  work  proposals  and  remuneration  of  the  evaluators  for  preparation of the  reports  mentioned  above  was  also  made  available  to  shareholders of Contax Participações, through the  IPE  System,  which  can  be  accessed  through  the  websites  of  CVM (www.cvm.gov.br),  BM&F  (www.bovespa.com.br)  and  the  Company  (www.contax.com.br/ri).

4.      Description  of  any  material  relationship  existing  in  the  last  three  (3)  years  between the  recommended  evaluator  and  the  parties  related  to  the  company,  as  defined  by  the accounting  rules  that  deal  with  this  subject:

Apsis was  the  company  hired  by  Contax  Participações  to  prepare  the  valuation  reports  for the purposes  of  Art.  256  of  Law  6404/76,  (i)  Ability Comunicação  Integrada  Ltda.,  at  the  time of its  acquisition by the  Company,  approved  on  September 19,  2010,  at  the  Company's shareholders meeting;  and  (ii)  of  the  companies Stratton  Spain  S.L.,  Allus  Spain  S.L.,  Stratton Argentina S.A.,  Stratton  Peru  S.A.  and  Multienlace  S.A.  ("Allus  Group"),  upon  acquisition  of the Allus  Group  by  the  Company's  subsidiaries, Contax  S.A.  and  Contax  Colombia  S.A.S., approved  on  April  25,  2011,  by  the  Company's  shareholders  meeting.

D.           INFORMATION  ON  THE  STATUTORY  CHANGE (IN  ACCORDANCE  WITH  ARTICLE  11  OF ICVM  481).

1. Copy  of  the  by-laws  containing  the  proposed  amendments  highlighted:

Copy  of  the  by-laws  containing  the  proposed  amendments  highlighted  in  Exhibit  V  to this proposal.

2. Report  detailing  the  source  and  justification of the  proposed  amendments and analyzing  their  legal  and  economic  effects:

It is  a  proposed  amendment of the  main  provision  of  Article  5  of  the  Company's  By- laws to  contemplate the increase  of  its  capital  by  thirty-four  million,  four  hundred  and  fifty- five thousand,  eight  hundred  and  forty  Reais  and  fifty-six  centavos  (R$  34,455,840.56) with issuance  of  one  million,  eight  hundred  and  seventy-six thousand,  nine  hundred  and  eighty- two (1,876,982) new common  shares  and  three  million,  thirty-eight  thousand,  four  hundred and ninety-nine  preferred  shares  issued  by   the  Company,  resulting  from  the   Merger  of Shares of  Mobitel  S.A.  into  the  Company  to  be  approved  at  the  Company's Special Shareholders  Meeting   called   for   the   day   of   July   1,   2011.   Because   of   the   proposed amendment, the main  provision  of  article  5  of  the  Company's By-Laws  shall  henceforth be worded  as  follows:

"Article  5  -  The  capital  is  two  hundred  and  fifty-eight million,  three  hundred and twenty-eight thousand,  nine  hundred  and  fifty-six  Reais  and  sixty-six centavos  (R$  258,328,956.66),  divided  into  64,686,081,  with  24,966,582  as common   shares    and    39,719,499   as   preferred    shares,    all    book-entry, registered  and  with  no  par  value."

E.            INFORMATION  ON  THE  ELECTION  OF  MANAGERS  (IN  ACCORDANCE  WITH  ARTICLE  10  OF  ICVM 481).

1.             Information  specified  in   items   12.6   to   12.10   of   the   reference   form,   in respect  to  the  candidates  nominated  or  supported  by  management of  the  controlling shareholders.

12.6       In respect  to  each  one  of  the  managers  and  members  of  the  issuer's  Fiscal  Council, state in  table  form:

a.  Name;  b.  Age;  c.  Profession;  d.  Individual  Taxpayer  ID  (CPF)  or  passport  number;  e.

Elected office  held;  f.  Election  Date;  g.  Investiture Date;  h.  Term  of  office;  i.  Other positions or functions  exercised  at  the  issuer; j. Indication  if  elected by the  controller  or not.

Board  of  Directors  - Effective:

Name:	Born on	Profession/Educat ion	Individual Taxpayer ID (CPF):	Investiture Date	Term of office	Other Positions	Elected by the Controlling Shareholder
Ricardo Antônio Mello Castanheira	July 6, 1955	Civil engineer	130.218.186-68	July 1, 2011	Shareholders Meeting 2012	No.	Yes.

Board  of  Directors  -  Alternates:

Name:	Born on	Profession/Education	Individual Taxpayer ID (CPF):	Investiture Date	Term of Office	Other Positions	Elected by the Controlling Shareholder
Carlos Fernando Horta Bretas	May 7, 1959	Civil Engineer	463.006.866-04	July 1, 2011	Shareholders Meeting 2012	No.	Yes.

12.7       Provide  the  information  mentioned  in  item  12.6  in  respect  of  members  of  statutory committees  and  Fiscal  Councils,  risk,  and  financial  compensation, even  if  such committees  are  not  statutory  or  structures  are  not  statutory:

Not applicable.

12.9      In  respect  to  each  one  of  the  managers  and  members  of  the  Fiscal  Council,  provide:

a.  Curriculum  Vitae,  containing  the  following  information:  i.  Main  professional experience over the  past  5  years,  including:  Company  Name,  Position  and  functions  of  the  office, the  company's main activity  in  which  this  experience  occurred,  highlighting the companies or  organizations  that  comprise  (i)  the  economic  group  of  the  issuer,  or  (ii) shareholders  with direct or indirect  holdings  of  less  than 5%  of  the  same  class or kind  of securities  of  the  issuer;  ii.  Indication  of  all  management  positions  they  hold  or  have  held in companies.

Board of  Directors  (Effective):

Ricardo  Antônio  Mello  Castanheira

Born  June  6,  1955,  graduated  in  Civil  Engineering  from  Universidade  Federal de  Minas  Gerais in 1980,  completed  graduate  studies  in  Financial  Management  at  UNA  in  1982  and  an  MBA  in Business  Administration  from  USP  in  1999.  He  served  as  Director  of  Coordination  in  Latin America until  May/2007 and from  May  2007  to  August  2008  as  Director  of  Argentine Operations at  Construtora  Andrade  Gutierrez  S.A.,  company  of  the  Andrade  Gutierrez  S.A. group focused  on  heavy  construction,  infrastructure, in the  Brazilian  and  Latin  American markets. He  was  later  Chairman of the  Board  of  Directors of Georad  Levantamentos Geofísicos  S.A.,  from  October  2009  to  December  2010,  Companies in the  Oil  &  Gas  market, focusing  on  Seismic  On  Shore  Services,  Diagnosis  and  Environmental  Remediation  Services and support  to  exploration Engineering, mining ventures.  Company  controlled  by  AG  Angra Gestão  de  Informações  e  Investimentos  Ltda,  Sergep  Serviços  Especializados  Ltda  and  Rio Forte Óleo,  Gás  e  Mineração  S.A.  Later,  from  September 2008  to  December  2010,  he  was  a member  of  the  Executive  Committee,  representing the interests  of  Andrade  Gutierrez Participações  S.A.,  AG  Angra  Gestão  de  Informações  e  Investimentos  Ltda.,  a  subsidiary  of Andrade Gutierrez  Participações  S.A.,  manager  of  Private  Equity  Funds,  FIPs,  dedicated  to infrastructure, integrated  also  by  the  partners,  Angra  Partners  Gestão  de  Recursos  e Assessoria  Financeira  Ltda.,  Celso  Fernandez  Quitella  and  Aconcágua  Investimentos e Participações  Ltda.  Since  September  2008,  he  holds  the  position  of  Business  Development Manager at  AG  Concessões S.A., company  of  Grupo  Andrade  Gutierrez  S.A.  focused  on investments and operations  through  concessions  and  holdings  in  exploration activities  of companies in  the  Road,  Airports,  Ports,  Energy,  Sanitation  and  other  infrastructure  areas.  He is also  an  Alternate  Director  of  Companhia  Energética  de  Minas Gerais - CEMIG  and Alternate Director of  CCR  SA  Concessões  de  Infraestrutura  de  Transporte.

Board of  Directors  (Alternates):

Carlos  Fernando  Horta  Bretas

Born  May  7,  1959,  graduated  in  Civil  Engineering  in  1984,  with  postgraduate studies  in Economic  Engineering  from  Fundação  Don  Cabral  of  Belo  Horizonte,  an  MBA  in  Finance  from USP and  an  MBA  in  Business  Law  from  Fundação  Getulio  Vargas  .  Since  May/1994  he  has been acting  as  Project  Manager  of  Andrade  Gutierrez Concessões  S.A.  (AGC),  holding  and private  equity  company  of  Grupo  Andrade  Gutierrez  S.A..  He  works  in  finance  and  project monitoring development at AGC.  Previously  he  served  as  a  controller  engineer  for  the  Goiás office (May  1988  to  February  1989)  of  Mendes  Junior  Edificações S.A., a  civil  engineering company. He  worked  as  a  production  engineer  for the same  company  during  the period from

1984  to  1988.  He  was  Managing  Partner  of  the  company  Consultoria  in  the  finance  area,  in

Belo Horizonte,  between  March  1989  and  February  1994.

b.   Description  of  any  of  the  following events  that  have  occurred  during  the  past  05  years: i. Any  criminal  conviction;  ii.  Any  conviction  in  an  administrative proceeding  of  the Brazilian Securities  Commission  (CVM)  and  penalties  applied;  iii.  A final conviction  at  the judicial  or   administrative   level,   which   has   suspended   or   disqualified   him   from performing any  professional  or  commercial  activity:

Not applicable.

12.9       Inform the  existence of a  marital  relationship,  civil  union  or  familial  relationship  to the  second  degree  between:

a.  Managers  of the  issuer

None.

b.  (i)  Managers   of   the   issuer   and   (ii)   managers   of   the   direct   or   indirect   controlled companies of  the  issuer

None.

c.   (i)  Managers  of  the  issuer or its  direct  or  indirect  controlled  companies,  and  (ii)  direct or indirect  controlling  shareholders  of  the  issuer.

None.

d. (i)  Managers of the  issuer  and  (ii)  managers  of  the  direct  and  indirect  controlling shareholders  of  the  issuer

Not applicable.

12.10     Inform regarding  subordination  relationships,  provision  of  services  or  control  held in the  past  03  fiscal  years,  between  managers  of  the  issuer  and:

a.  A  company  controlled  directly  or  indirectly  by  the  issuer

Not applicable  to  the  Company.

b.  Direct  or  indirect  controlling  shareholder  of  the  issuer

Mr. Ricardo  Antônio  Mello  Castanheira  holds  the  position  of  Business  Development Manager at  AG  Concessões  S.A.,  company  of  Grupo  Andrade  Gutierrez  S.A.;

Mr. Carlos Fernando Horta Bretas is Project Manager, working in finance, development and monitoring of Andrade Gutierrez Concessões S.A., company of Grupo Andrade Gutierrez S.A.;

c.   Where  relevant,  supplier,  customer,  debtor  or   creditor  of   the   issuer,  its   controlled company or  controlling  shareholder  or  controlled  company  of  any  of  these  individuals

Not applicable  to  the  Company.

Rio de  Janeiro,  June  15,  2011

Fernando  Antonio  Pimentel  Melo

Chairman of the Board of Directors

EXHIBIT  I
To the

MANAGEMENT  PROPOSAL

OPINION  OF  THE  FISCAL  COUNCIL

- 1  -

CONTAX  PARTICIPAÇÕES  S.A.

National  Corporate  Taxpayers  Register  of  the  Ministry  of  Finance  (  CNPJ/MF)  No.  04.032.433/0001-80-
State  Registration  Number  (  NIRE  )  33300275410

Publicly  Held  Company

FISCAL  COUNCIL’S  OPINION

The Fiscal Counci l of CONTAX PARTICIPAÇÕES S.A. , pursuant to i ts dut ies as provided for in i tem III of Ar t icle 163 of Law No. 6404/76, analyzed the proposal for merger of shares of Mobi tel S.A. into Contax Par t icipações S.A. including: ( i) the net equity book value report of Mobitel S.A. prepared by APSIS Consultoria e Avaliações Ltda.; (ii) the valuation report of Mobitel S.A. and of Contax Participações S.A. according to the future profitability methodology based on retrospective analysis, projected scenarios and discounted cash flows prepared by Banco BTG Pactual S.A.; (iii) and the Instrument of Justification and Protocol of Merger of Shares ; and (iv) the report of the Special Committee of Contax Participações S.A. Based on the documents analyzed, the undersigned members of the Counci l , p ursuant to Ar t icle 163 of Law No. 6404/76, voted in favor of the submission of the proposal for merger of shares for approval at the Annual Shareholders ' Meet ing of Contax Par t icipações S.A to be held on July 1, 2011.

Rio  de  Janeiro,  June  14,  2011.

Sérgio  Bernstein

Chairman  of  the  Council

Aparecido Carlos Correia Galdino	Eder Carvalho Magalhães

José Luiz Montans Anacleto Júnior	Wancler Ferreira da Silva

rsi/10467.doc

06/20/11

SPECIAL  MEETING  OF THE  FISCAL  COUNCIL  OF  CONTAX  PARTICIPAÇÕES  S.A.

June  14, 2011

EXHIBIT  II
TO THE

MANAGEMENT  PROPOSAL

VALUATION REPORT  OF  THE  NET ASSET BOOK VALUE
OF MOBITEL

- 2  -

Valuation  Report

RJ-0310/11-01

MOBITEL  S.A.

REPORT:	RJ-0310/10-01
BASE DATE:	December 31, 2010

REQUESTING PARTY:

CONTAX  PARTICIPAÇÕES  SA,  a  publicly-held traded  company,  with  headquarters at  Rua  do  Passeio,  No.  48-56,  part,  in  the  City and  State  of  Rio  de  Janeiro,  Brazil, enrolled  with  the  National  Corporate  Taxpayers  Register  of  the Ministry  of  Finance  (CNPJ/MF)

under  No.  04.032.433/0001-80,  hereinafter  referred  to  as CONTAX.

SUBJECT MATTER:	MOBITEL SA, a joint-stock corporation, with headquarters at Rua Desembargador Eliseu Guilherme, No. 282-292, District of Paraíso, City and State of São Paulo, Brazil, enrolled with the National Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 67.313.221/0001-90, hereinafter referred to as MOBITEL.

PURPOSE:	Determining the book value of MOBITEL shares for merger of shares by CONTAX, pursuant to art. 252 of Law No. 6,404 of December 15,1976 (Corporate Law).

1

CONTENTS

1.INTRODUCTION	3
2.PRINCIPLES AND QUALIFICATIONS	4
3.LIMITATIONS OF LIABILITY	5
4.VALUATION METHODOLOGY	6
5.VALUATION OF SHAREHOLDERS' VALUE	7
6.CONCLUSION	8
7.LIST OF EXHIBITS	9

2

1. INTRODUCTION

APSIS Consultoria  e  Avaliações Ltda.,  hereinafter  referred  to  as  APSIS,  with headquarters  at  Rua  da  Assembleia, No.  35,  12th  floor,  Downtown,  in  the  City and   State   of   Rio   de   Janeiro,   Brazil,   enrolled   with   the   CNPJ   under   No.

08.681.365/0001-30,  with  the  Regional  Accounting  Council  CRC/RJ-005112/O-9, was  appointed  to  determine of  the  book  value  of  MOBITEL  shares  for  merger  of shares  by  CONTAX, pursuant  to  art.  252  of  Law  No.  6,404  of  December  15,  1976 (Corporate  Law).

In preparation  of this report,  information  and  data  provided  by  third  parties  was used   in   the   form   of   documents  and   oral   interviews  with   the   client.   The estimates  used  in  this  process  are  based  on  documents  and  information, which include  the  following:

▪       MOBITEL’s audited  Balance  Sheet  as  of December 31,  2010.  (Exhibit  01)

APSIS  recently   conducted   valuations   for   various   purposes   in   the   following publicly-held  companies:

▪       AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

▪       BANCO PACTUAL S/A

▪       CIMENTO MAUÁ S/A

▪       ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

▪       GEODEX COMMUNICATIONS DO BRASIL S/A

▪       GERDAU S/A

▪       HOTÉIS OTHON S/A

▪       IBEST S/A

▪       L.R. CIA.BRAS.PRODS.HIGIENE E TOUCADOR S/A

▪       LIGHT SERVIÇOS DE ELETRICIDADE S/A

▪       LOJAS AMERICANAS S/A

▪       REPSOL YPF BRASIL S/A

▪ TAM TRANSPORTES AÉREOS MERIDIONAL S/A ▪ WAL PETROLEO S/A APSIS team responsible for this work consists of the following professionals:

▪    AMILCAR DE CASTRO Director

Bachelor of Law

▪    ANA  CRISTINA  FRANÇA  DE SOUZA Managing  partner

Civil Engineer (CREA/RJ 91.1.03043-4)

Graduate  degree  in  Accounting

▪    ANTÔNIO  LUIZ FEIJÓ NICOLAU Project  Manager

▪    ANTÔNIO  REIS SILVA  FILHO Director

Civil Engineer (CREA/SP  107.169)

Master's  degree  in  Business  Administration

▪    BETINA  DENGLER Project  Manager

▪    CARLOS  MAGNO  SANCHES Project  Manager

▪    CLAUDIO  MARÇAL  DE FREITAS Accountant  (CRC/RJ 55029/O-1)

▪    FELLIPE F.  ROSMAN Project  Manager

▪    GABRIEL ROCHA  VENTURIM Project  Manager

▪    LUIZ PAULO CESAR SILVEIRA Director

Mechanical  Engineer (CREA/RJ 89.1.00165-1)

Master's  degree  in  Business  Administration

▪    MARGARETH  GUIZAN  DA  SILVA  OLIVEIRA Director

Civil Engineer (CREA/RJ 91.1.03035-3)

▪    RICARDO DUARTE CARNEIRO  MONTEIRO Managing  Partner

Civil Engineer (CREA/RJ 30137-D)

Graduate  degree  in  Economic  Engineering

▪    RENATA  POZZATO CARNEIRO  MONTEIRO Project  Manager

▪    SERGIO FREITAS DE SOUZA Director

Economist  (CORECON/RJ 23521-0)

3

2. PRINCIPLES AND QUALIFICATIONS

The report that is the subject matter of the work listed, calculated and particularized, strictly follows the fundamental principles described below:

▪         The  consultants  have  no  interest,  direct  or  indirect,  in  the  companies involved  or  in  the  operation, and  there  is  no  other  relevant  circumstance that may  characterize  a  conflict  of  interests.

▪         To   the   best   of   the   consultants’  knowledge   and   credit,   the   analyses, opinions  and  conclusions  expressed  in  this  report  are  based  on  true  and accurate  data,  investigations,  research  and  surveys.

▪         The  report  presents  all  the  restrictive  conditions  imposed  by  the  adopted methodologies, which  affect  the  analysis,  opinions  and  conclusions contained  in  it.

▪         APSIS’s  professional  fees  are  not  in  any  way,  subject  to  the  findings  of  this report.

▪         APSIS   assumes   full   responsibility   for   Engineering   Appraisal   ,   including implicit  matters,  to  perform  its  honorable  duties,  as  primarily  established in  laws,  codes  or  own  regulations.

▪         Any  information  received  from  third  parties  is  assumed  to  be  correct,  and the sources  thereof  are  contained  in  this  report.

▪         The   report   was   prepared   by   APSIS   and   no   one,   except   their   own consultants,  prepared  the  analysis  and respective  conclusions.

▪         For   projection   purposes,   we   assumed   the   inexistence   of   liens   or encumbrances  of  any  kind,  whether  judicial  or  extra  judicial,  affecting the companies  in  question,  other  than  those  listed  in  this  report.

▪         This  report  meets  the  specifications  and  criteria  established  by  USPAP (Uniform  Standards  of  Professional Appraisal  Practice),  in  addition  to  the requirements  imposed  by  different  bodies,  such  as:  Ministry  of  Finance, Central  Bank,  Banco  do  Brasil,  CVM   -  Brazilian  Securities  Commission, SUSEP  -  Superintendence of  Private  Insurance,  RIR  -  Regulation  of  Income Tax etc.

▪         The  controller  and  the  managers  of  the  companies  involved did not  direct, limit,  hinder  or  performed any  acts  that  have  or  might  have  compromised access  to,  use  or  knowledge  of  information,  assets,  documents  or  work methodologies relevant  to  the  quality  of  the  respective  conclusions contained  in  this  work.

4

3.  LIMITATIONS OF  LIABILITY

▪        For  this  report, APSIS  used  information  and  historical  data  audited  by  third parties  or unaudited,  and  unaudited  projected  data,  provided  for  in  writing or   orally   by   company   management   or   obtained   from   the   sources mentioned.  Therefore, APSIS  assumed  the  data  and  information obtained for  this  report  as  true  and  is  not  liable  with  respect  to  its  accuracy.

▪        The   scope   of   this   work   does   not   include   an   audit   of   the   financial statements  or  a  review  of  the  work  performed  by auditors.

▪        Our  work  is  designed  for  use  by  the  requesting  company,  its  partners  and other  companies involved  in  the  project, aiming  towards  the  previously described  goal.

▪        We  are  not  liable  for  occasional  losses  to  the  requesting  party  and  its subsidiaries,  partners, officers, creditors or  other  parties  as  a  result  of  the use of  data  and  information  provided  by  the  company  and  in  this  report.

5

4. VALUATION METHODOLOGY

Examination  of  the  supporting  documentation  previously mentioned,  in  order  to check  for  good  bookkeeping in  compliance with  regulatory,  normative  and statutory  provisions  governing  the  matter,  pursuant  “Generally Accepted Accounting  Principles  and  Conventions”

MOBITEL’s  accounting  books  and  all  other  documents necessary  to  prepare  this report   were   examined  based   on   MOBITEL’s   audited   balance   sheet   as   of December  31,  2010.

Experts  have  established that MOBITEL’s assets  and  liabilities  are  properly accounted  for.

6

5. VALUATION OF SHAREHOLDERS EQUITY

MOBITEL’s accounting books were examined along with all other documents	MOBITEL S.A	FINANCIAL STATEMENTS
necessary to prepare this report.	BALANCE SHEET (IN REAIS)	BALANCES AS OF DECEMBER 31, 2010
Experts have established that the MOBITEL’s shareholders’ equity is one	CURRENT ASSETS	105,793,489.69
hundred seventy-eight million, two hundred fifteen thousand, nine hundred and	NON-CURRENT ASSENTS	328,866,705.10
fifty-nine Reais and sixty-eight cents (R$178,215,959.68), as of December 31,	LONG TERM RECEIVABLES	54,274,850.81
2010. Considering that the total number of MOBITEL shares is one hundred fifty-	PERMANENT ASSETS	274,591,854.29
four million, eight hundred seventy-eight thousand, nine hundred and ninety-	Investments	140,168,901.28
three (154,878,993), the book value per share is one Real point one five zero	Property and equipment	100,312,293.70
seven (R$ 1.1507).	Intangible assets	34,110,659.31
	TOTAL ASSETS	434,660,194.79
	CURRENT LIABILITIES	100,711,445.13
	NON-CURRENT LIABILITIES	155,732,789.98
	LONG TERM LIABILITIES	155,732,789.98
	SHAREHOLDERS' EQUITY	178,215,959.68
	TOTAL LIABILITIES	434,660,194.79
	Quantity of shares of Capital Stock	154,878,993
	Equity Value per Share	1.1507

7

6.  CONCLUSION

Based  on  the  examination of  the  documentation  mentioned  above  and  on  the  basis  of  APSIS’s  studies,  the  experts  concluded that MOBITEL’s  shareholders’  equity,  for merger  of  shares  by  CONTAX,  corresponds  to  one  hundred  and  seventy-eight million,  two  hundred  fifteen  thousand,  nine  hundred  and  fifty-nine  Reais  and  sixty-eight cents  (R$178,215,959.68),  or  one  Real  point  one  five  seven  zero  (R$1.1507)  per  share  as  of  December  31,  2010.

Report  RJ-0310/11-01,  composed  of  nine  (09)  pages typed  on  one  side  and  two  (02)  exhibits,  is  concluded.  APSIS Consultoria  e  Avaliações  Ltda., CRC/RJ-005112/O-9,  a company  specialized  in  asset  valuation,  legally  represented  below  by  its  directors,  is  at  your  disposal  to  answer  any  questions  that  may  be  necessary.

Rio de Janeiro, May 07, 2011.

AMILCAR DE CASTRO	CLAUDIO MARÇAL DE FREITAS
Director	Accountant (CRC/RJ 55029/0-1)

8

7.  LIST  OF  EXHIBITS

1.   SUPPORT DOCUMENTATION

2.   APSIS’S GLOSSARY AND PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Angélica, nº 2.503, Conj. 42	Rua da Assembléia, nº 35, 12º andar
Consolação, CEP: 01227-200	Centro, CEP: 20011-001
Tel.: + 55 11 3666.8448 Fax: + 55 11 3662.5722	Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

dmp/10475.doc

06/20/11

9

Mobitel S.A. and Subsidiary

Financial Statements
for the Year ended December 31, 2010 and
Independent Auditors’ Report on the Financial Statements

Deloitte Touche Tohmatsu Independent Auditors

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders and Directors of Mobitel S.A.
São Paulo - SP

We have examined the individual and consolidated financial statements of Mobitel S.A. (“the Company”), identified respectively as Parent Company and Consolidated, which consist of the balance sheet as of December 31, 2010, and the accompanying statements of income , changes in shareholders’ equity and cash flows for the accounting period then ended , as well as the summary of the principal accounting practices and other notes.

Responsibility of Management for the financial statements

The Management of the Company is responsible for the preparation and the adequate presentation of the individual financial statements in accordance with the accounting principles generally accepted in Brazil (BR GAAP), and of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and with the BR GAAP. Management is also responsible for the internal controls which it has considered necessary to allow the preparation of financial statements free from material misstatement, whether caused by fraud or error.

Responsibility of the independent accountants

Our responsibility is to express an opinion on these financial statements on the basis of our audit, which is conducted in accordance with Brazilian and international auditing standards. These standards require the auditors to comply with ethical requirements, and to plan and perform their audit so as to give reasonable assurance that the financial statements are free from material misstatement.

An audit involves the performance of selected procedures to obtain evidence regarding the amounts and disclosures contained in the financial statements. The procedures selected depend on the auditor’s judgment, including an assessment of the risks of material misstatements in the financial statements, whether caused by fraud or error. In this assessment of risks, the auditor takes into account the internal controls relevant to the preparation and presentation of the financial statements of the Company so as to plan the audit procedures which are appropriate to the circumstances; but not so as to express an opinion on the effectiveness of these internal controls of the Company. An audit also includes an assessment of whether the accounting practices used by the Company are adequate and whether the accounting estimates made by Management are reasonable, as well as an assessment of the presentation of the financial statements taken as a whole.

We believe that the evidence obtained in the audit is sufficient and appropriate to serve as the basis for our opinion.

Basis for qualified opinion

1. The Company included in its current assets the amount of R$9,149 thousand, relating to training expenses for employees, which it believes should be deferred over the period of a year.

2. The Company did not review the useful life of items included in its property, plant and equipment, as has been a requirement of the BR GAAP since the beginning of 2010.

Qualified opinion on the individual financial statements

In our opinion, with the exception of the effects of the matter noted in paragraph 1, and with the exception of the possible effects, if any, of the matter noted in paragraph 2, the financial statements referred to above fairly represent , in all material respects, Mobitel S.A.’s equity and financial position as of December 31, 2010, the result of its operations and its cash flows for the year then ended , in accordance with the BR GAAP.

Opinion on the consolidated financial statements

In our opinion, with the exception of the effects of the matter noted in paragraph 1, and with the exception of the possible effects, if any, of the matter noted in paragraph 2, the financial statements referred to above fairly represent , in all material respects, Mobitel S.A.’s consolidated equity and financial position as of December 31, 2010, the consolidated result of its operations and its consolidated cash flows for the year then ended , in accordance with the IFRSs issued by the IASB and the BR GAAP.

Emphasis of Matters

As indicated in note No.10, the individual financial statements were prepared in accordance with the BR GAAP. In the case of the Company these practices differ from the IFRSs, which are applicable to the individual financial statements, only in respect of the valuation of investments in subsidiaries by the equity method, whereas for the purposes of the IFRSs they would be at cost or at fair value.

São Paulo, March 25, 2011

(sgd)
DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011609/O-8

(sgd)
José Domingos do Prado
Accountant
CRC No. 1 SP 185087/O-0

Mobitel S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

(In thousands of Reais – R$)

	Note	Parent Company			Consolidated
ASSETS		12/31/10	12/31/09	01/01/09	12/31/10
CURRENT ASSETS
Cash and Cash equivalents	5	6,765	3,169	4,524	7,167
Trade accounts receivable	6	81,169	49,628	41,819	132,778
Taxes recoverable	7	5,090	5,077	4,518	9,024
Prepaid expenses	8	9,612	2,298	681	9,779
Miscellaneous credits	9	3,157	6,438	3,320	3,353
Total current assets		105,793	66,610	54,862	162,101

NON-CURRENT ASSETS
Court Deposits		10,816	7,774	4,747	10,974
Taxes recoverable	7	3,643	6,570	2,266	3,643
Deferred income and social	23	39,816	34,572	36,677	39,816
contribution taxes
Investments	10	140,169	-	-	-
Property, plant and equipment	11	100,312	88,571	68,797	103,367
Intangible assets	12	34,111	23,691	19,257	157,346
Total non-current assets		328,867	161,178	131,744	315,146

TOTAL ASSETS		434,660	227,788	186,606	477,247

	Note	Parent Company			Consolidated
		12/31/10	12/31/09	01/01/09	12/31/10
LIABILITIESAND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Loans and financing	13	15,146	353	2,771	15,146
Suppliers	14	14,879	12,612	21,118	18,682
Taxes payable		5,823	4,161	3,188	11,516
Taxes paid in installments	16	1,276	1,097	1,484	2,987
Payroll, provisions and social contributions	15	42,523	38,982	28,711	55,109
Advances from customers		-	-	-	1,910
Related companies	17	21,065	34,794	23,582	26,425
Other liabilities		-	-	-	266
Total current liabilities		100,712	91,999	80,854	132,041

NON-CURRENT LIABILITIES

Loans and financing	13	-	-	60,383	-
Suppliers	14	4,319	8,439	2,917	4,319
Provision for tax, labor and other risks	18	10,783	13,427	14,989	17,499
Taxes paid in installments	16	4,502	4,600	4,014	9,044
Affiliates	17	136,129	58,270	22,000	136,129
Total non-current liabilities		155,733	84,736	104,303	166,991
SHAREHOLDERS’ EQUITY
Capital stock	19	262,487	141,005	87,928	262,487
Capital reserve		5,846	-	-	5,846
Accumulated losses		(90,118)	(89,952)	(86,479)	(90,118)
Total shareholders’ equity		178,215	51,053	1,449	178,215
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		434,660	227,788	186,606	477,247

The accompanying notes are an integral part of the financial statements.
Mobitel S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of Reais - R$, except for loss per share)

		Parent Company		Consolidated
	Note	12/31/10	12/31/09	12/31/10
NET OPERATING REVENUE	20	475,359	401,560	605,973
Cost of services rendered	21	(384,922)	(330,590)	(487,765)
GROSS PROFIT		90,437	70,970	118,208
OPERATING REVENUE (EXPENSES)
Selling	21	(4,434)	(2,925)	(6,676)
General and administrative	21	(80,639)	(55,504)	(93,350)
Equity pick-up	10	9,786		-
Other operating revenue		777	770	777
Other operating expenses (non-recurring)	21	(6,083)	(66)	(6,083)
		(80,593)	(57,725)	(105,332)

OPERATING INCOME BEFORE FINANCIAL RESULT		9,844	13,245	12,876
Financial revenue	22	1,851	11,869	2,394
Financial expenses	22	(17,105)	(26,481)	(19,228)

LOSS FOR THE PERIOD BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		(5,410)	(1,367)	(3,958)
INCOME AND SOCIAL CONTRIBUTION TAXES
Current	23	-	-	(1,452)
Deferred	23	5,244	(2,106)	5,244
LOSS FOR THE PERIOD		(166)	(3,473)	(166)
LOSS PER SHARE OF CAPITAL STOCK

AS OF THE BALANCE SHEET DATE – R$	(0.001)	(0.043)	(0.001)

The accompanying notes are an integral part of the financial statements

MOBITEL S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 (In thousands of Reais – R$)

	Capital stock	Capital reserve	Accumulated losses	Total
BALANCES AS OF JANUARY 1, 2009	87,928		(86,479)	1,449
Capital increase	53,077		-	53,077
Loss for the period			(3,473)	(3,473)
BALANCES AS OF DECEMBER 31, 2009	141,005		(89,952)	51,053
Capital reserve		5,846		5,846
Capital increase	121,482			121,482
Loss for the period			(166)	(166)
BALANCES AS OF DECEMBER 31, 2010	262,487	5,846	90,118	178,215

The accompanying notes are an integral part of the financial statements

MOBITEL S.A.

STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of Reais – R$)

	Parent Company		Consolidated
	12/31/10	12/31/09	12/31/10
CASH FLOW FROM OPERATIONS
Loss for the period	(166)	(3,473)	(166)
Adjustments to reconcile loss for the period with net cash from (used in) operations:
Depreciation and amortization	43,175	27,968	44,076
Reversal of provision (provision) for doubtful accounts	216	(2 I 6)	340
Equity pick-up	(9,786)		-
Deferred taxes	(5,244)	2,106	(5,244)
Financial charges, monetary and foreign exchange variations	16,916	(4,733)	17,972
Income on forward and swap contracts	-	(6,888)	-
Disposal of property, plant and equipment and intangible assets	1,235	337	1,262
Reversal of provisions for tax, labor and other risks	(3,280)	(269)	(597)
Increase in trade accounts receivable	(31,757)	(7,593)	(51,611)
Increase in other current assets	(4,033)	(4,735)	(3,563)

(Increase) decrease in taxes recoverable	2,914	(4,864)	3,599
Increase in court deposits	(3,042)	(3,424)	(3,126)
Increase (decrease) in payroll, provisions and social contributions	3,541	9,947	(16,473)
Increase in suppliers	(1,853)	(5,163)	(714)
Increase in taxes payable	1,662	909	2,622
Decrease in other liabilities	-	(40)	(3,173)
Interest paid	(280)	(2,741)	(289)
Payment of tax, labor and other risks	(1,547)	(1,293)	(1,952)
Net cash from (used in) operations	8,671	(4,165)	(17,037)
CASH FLOW FROM INVESTMENT ACTIVITIES
Additions to intangible assets	(19,670)	(12,779)	(20,528)
Additions to property, plant and equipment	(42,003)	(39,734)	(43,573)
Net cash and cash equivalents from acquisition of GPTI	-	-	29
Capital payment for subsidiary GPTI	(99,000)	-	-
Net cash used in investment activities	(160,673)	(52,513)	(64,072)
CASH FLOW FROM FINANCING ACTIVITIES
Capital increases	93,230	53,077	93,230
Loans repaid	(2,355)	(44,543)	(76,597)
New financing	15,000	-	15,000
New financing from related companies	50,770	46,200	55,770
Loan installment payments	(1,047)	589	(2,296)
Net cash from financing activities	155,598	55,323	85,107

INCREASE (DECREASE) IN BALANCE OF CASH AND CASH EQUIVALENTS	3,596	(1,355)	3,998

CASH AND CASH EQUIVALENTS
Opening balance	3,169	4,524	3,169
Closing balance	6,765	3,169	7,167

INCREASE (DECREASE) IN BALANCE OF CASH AND CASH EQUIVALENTS	3,596	(1,355)	3,998

The accompanying notes are an integral part of the financial statements

MOBITEL S.A. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in thousands of Reais – R$, except where otherwise indicated.)

OPERATIONS

Mobitel S.A. (“the Company”) was established in 1991 and during the year 2000 started operating in the contact center market. It is a subsidiary of Portugal Telecom Brasil S.A., a company in the Portugal Telecom Group.

The Company has been suffering operating losses during the last few years and has required the injection of additional funds by the majority shareholder in order to carry out its new corporate purpose in the contact center sector. The Company’s business plan, which has been reviewed and approved by the shareholders, depends on an increase in activity in selected areas, taking into account the significant growth in the industry. The plan is supported by a conservative project for new investments, with a view to updating its technological resources. It is expected that this growth, together with other initiatives for improving operational efficiency (management of personnel and renegotiation of current contracts), and under normal conditions for business development, will allow for the dilution of structural costs and an increase in margins, with a positive impact on operating cash generation.

On February 28, 2010, the Company became the controlling shareholder of GPTI Tecnologia da Informação S.A. (“GPTI”), in an operation involving the exchange of shares. The Company exchanged 12.5% of its common shares for 100% of the shares held by the shareholders of GPTI. The ratio used for this exchange of shares was calculated on the basis of the respective fair value of the shares, in accordance with the opinion given in a report prepared by independent experts.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

2.1. Statement of compliance

The financial statements of the parent company were prepared according to the BR GAAP, which include the requirements of Brazilian corporate legislation as well as the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC).

The Company’s consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB), and with the BR GAAP.

2.2. Basis for preparation of the statements

The financial statements were prepared on the basis of historic cost, except for certain financial instruments which are stated at fair value, as described in the following accounting principles. The historic cost is generally based on the fair value of the consideration paid in exchange for assets.

In the preparation of its financial statements, the Company adopted the changes in accounting principles which came into effect in Brazil as a result of technical pronouncements CPC 15 to 40. The effects of the adoption of the new CPC pronouncements are stated in note No.3.

The individual financial statements show the investments in subsidiaries valued according to the equity method, as required by the legislation currently in force in Brazil. These individual financial statements are not therefore considered to be in accordance with the IFRSs, which require such investments to be valued in the parent company’s separate statements at fair value or at cost.

The consolidated shareholders’ equity and the consolidated income attributable to the parent company’s shareholders, as shown in the consolidated financial statements prepared in accordance with the IFRSs and BR GAAP, are identical to the shareholders’s equity and parent company’s income as shown in the individual financial statements prepared according to BR GAAP. The Company has therefore chosen to show the individual and the consolidated financial statements in a single table, side by side.

2.3. Consolidated financial statements

The consolidated financial statements include the statements of the Company and of its subsidiary GPTI.

The principal consolidation procedures were (a) the elimination of balances of asset and liability accounts outstanding between the two companies; and (b) the elimination of the share of the parent company in the shareholders’ equity of the subsidiary company.

3. PRINCIPAL ACCOUNTING PRACTICES

3.1. Effects on the consolidated financial statements of the initial adoption of the IFRSs

The consolidated financial statements of the Company for the year ended December 31, 2010, are the first to be presented in accordance with the IFRSs. The transition date was January 1, 2009 (“opening balance sheet – Parent company”).

3.2 Effect on the individual financial statements of the initial adoption of the new BR GAAP.

In the preparation of its individual financial statements, the Company adopted all the technical pronouncements, guidelines and interpretations issued by the CPC, which, together with the accounting practices included in Brazilian corporate legislation, are referred to as the BR GAAP, as stated in note No.2.

The Company adopted the new accounting practices in all the accounting periods shown, which include the opening balance sheet as of January 1, 2009. In calculating the adjustments and preparing this opening balance sheet, the Company followed the requirements contained in CPC 43(R1) – Initial Adoption of Technical Pronouncements CPC 15 to 40. This meant adjusting the individual financial statements in such a way that, when consolidated, they would show the same values for shareholders’ equity attributable to the owners of the parent company, and for income, as would be shown by a consolidation carried out according to the IFRSs, by the application of IFRS 1 and CPC 37(R1) – Initial Adoption of International Accounting Standards.

3.3 Reconciliation with previous accounting practices

The requirements of IFRS 1 and CPC 37(R1) are that reconciliations must be shown of the balance sheets and statements of income , both individual and consolidated, as of the transition date (January 1, 2009) and as of the date of the last financial statement published in accordance with previous accounting practices (December 31, 2009), in order to allow interested parties to understand the relevant adjustments made as a result of the transition to the IFRSs.

The Company will not show the above-mentioned reconciliation for the Consolidated accounts, in view of the fact that the Company only started to prepare consolidated financial statements as of the year ended December 31, 2010.

The Company is required by the application of CPC 37(R1) – Initial Adoption of International Accounting Standards, to give the following explanation of the impact on the individual financial statements of the transition to the new BR GAAP:

a) Judicial deposits: Amounts in respect of judicial deposits relating to provisions for tax, labor and other risks, were previously shown in the balance sheet in an account set off against the respective provision, on the credit side. This practice was reversed by the adoption of CPC 25 – Provisions, Contingent Liabilities and Contingent Assets, and these amounts are now shown in an account among the non-current assets of the Company.

b) Deferred income and social contribution taxes: Amounts in respect of deferred income and social contribution taxes have been re-classified as non-current assets, as required by accounting pronouncement CPC 26 – Presentation of Financial Statements.

These adjustments had no effect on the statements of income, on the changes in shareholders’ equity or on the cash flows; for this reason these statements have not been shown again.

	BR GAAP
	On January 1, 2009 (transition date)			As of December 31, 2009 (date of last financial statements shown in accordance with previous accounting practices)
	Previous BR. GAAP	Effect of adoption of CPCs	Adjusted BR GAAP	Previous BR. GAAP	Effect of adoption of CPCs	Adjusted BR GAAP

ACCOUNTS
CURRENT ASSETS
Cash and cash equivalents	4,524	-	4,524	3,169	-	3,169
Trade accounts receivable	41,819	-	41,819	49,628	-	49,628
Taxes recoverable	4,518	-	4,518	5,077	-	5,077
Deferred income and social contribution taxes	3,332	(3,332)	-	853	(853)	-
Prepaid expenses	681	-	681	2,298	-	2,298
Miscellaneous credits	3,320	-	3,320	6,438	-	6,438
Total current assets	58,194	(3,332)	54,862	67,463	(853)	66,610

NON-CURRENT ASSETS
Court deposits	4,181	566	4,747	6,245	1,529	7,774
Taxes recoverable	2,266	-	2,266	6,570	-	6,570
Deferred income and social contribution taxes	33,345	3,332	36,677	33,719	853	34,572
Property, plant and equipment	68,797	-	68,797	88,571	-	88,571
Intangible assets	19,257	-	19,257	23,691	-	23,691
Total non-current assets	127,846	3,898	131,744	158,796	2,382	161,178

TOTAL ASSETS	186,040	566	186,606	226,259	1,529	227,788

LIABILITIESAND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans and financing	2,771	-	2,771	353	-	353
Suppliers	21,118	-	21,118	12,612	-	12,612
Taxes payable	3,188	-	3,188	4,161	-	4,161
Taxes paid in installments	1,484	-	1,484	1,097	-	1,097
Payroll,provisionsandsocial contributions	28,711	-	28,711	38,982	-	38,982
Related companies	23,582	-	23,582	34,794	-	34,794
Total current liabilities	80,854	-	80,854	91,999	-	91,999

NON-CURRENT LIABILITIES
Loans and financing	60,383	-	60,383	-	-	-
Suppliers	2,917	-	2,917	8,439	-	8,439
Provision for tax, labor and other risks	14,423	566	14,989	11,898	1,529	13,427
Taxes paid in installments	4,014	-	4,014	4,600	-	4,600
Related companies	22,000	-	22,000	58,270	-	58,270
Total non-current liabilities	103,737	566	104,303	83,207	1,529	84,736
						-
SHAREHOLDERS’ EQUITY						-
Capital stock	87,928	-	87,928	141,005	-	141,005
Accumulated losses	(86,479)	-	(86,479)	(89,952)	-	(89,952)
Total shareholders’ equity	1,449	-	1,449	51,053	-	51,053
TOTALLIABILITIESAND SHAREHOLDERS’ EQUITY	186,040	566	186,606	226,259	1,529	227,788

Deemed cost

The Company chose not to adopt the principle of deemed cost, on the basis that there is no significant difference between the book values of the items shown in the financial statements and their respective fair values as of the transition date on January 1, 2009.

4. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

These consist of cash balances, demand deposits and financial investments with redemption periods of up to 90 days from the date of the deposit. The latter are shown at cost plus earnings accrued up to the balance sheet date, and are subject to an insignificant risk of alteration in value.

b) Provision for doubtful accounts

This provision is set up on the basis of an analysis of credits receivable, taking into account the risks involved, and is considered to be sufficient by the Management of the Company.

c) Investments

The shareholding in the subsidiary company GPTI is valued by the equity method.

Goodwill arising from the acquisition of the shares, on account of future profitability, is classified as an intangible asset.

d) Property, plant and equipment and intangible assets

These assets are valued at cost with monetary restatement up to December 31, 1995, less depreciation or amortization similarly corrected. Assets are depreciated on a straight line basis until reaching their estimated residual values. The depreciation rates take into account the estimated useful economic life of the assets. Costs of improvement of property leased from third parties are included as property assets and written off over the term of the lease contracts. Lease contracts with purchase option are booked as assets and depreciated over the estimated useful life of the goods. Goods acquired under lease contracts are booked as fixed assets under the headings “Communications equipment” or “Data processing equipment”, and the liabilities arising from these contracts appear under “Loans and financing”. There has been no need to set up a provision for impairment of the Company’s assets.

Intangible assets with a defined useful life are amortized over the period of their estimated useful economic life. They are submitted to impairment testing , when indications of loss in their recoverable value are identified. Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment.

e) Revenue

Revenue is taken into income on an accrual basis over the period in which the services are rendered.

f) Credits and liabilities

Rights and obligations subject to adjustment were updated to the date of the balance sheets.

g) Income and social contribution taxes

Provision for income tax was set up at the rate of 15%, plus a further 10% on the taxable income in excess of R$240. Social contribution tax was calculated at the rate of 9% on the adjusted book income. Deferred tax credits shown take into account the estimate of future taxable profit generation, as described in note No.23.

h) Taxes recoverable

As remarked in note No.7, the Company took into current assets, to the credit of other operating revenue, the value of taxes which, in its understanding, and with the support of injunctions and favorable appellate court decisions , were collected in excess of the proper amounts. In accordance with BR GAAP, such bookkeeping entries should be confirmed by final and unappeallable court decisions.

i) Provision for tax, labor and other risks

This provision is determined on the basis of the opinions of legal advisors and of Management, as to the probable result of pending matters. It is updated as of the date of the balance sheets to the probable amount of the loss, taking into account the nature of each provision.

j) Use of estimates

The preparation of financial statements, in accordance with BR GAAP and with the IFRSs, requires Management to use estimates for recording certain transactions: these are transactions which affect assets, liabilities, revenue and expenses of the Company and its subsidiary, as well as the information given out containing details of the financial statements. The final result of these transactions and information, when they are eventually realized in subsequent accounting periods, may differ from the estimates. The principal estimates which apply to the financial statements are in relation to the need to set up provisions for doubtful accounts and for tax, labor and other risks; the determination of the useful life of property, plant and equipment; and the treatment of deferred taxes and of intangible assets with an indefinite useful life.

5. CASH AND CASH EQUIVALENTS

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Fixed fund	35	27	18	41
Banks	6,730	3,142	4,506	7,126
Total	6,765	3,169	4,524	7,167

6. ACCOUNTS RECEIVABLE FROM CUSTOMERS

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Customers for invoicing (*)	44,502	36,955	31,623	91,045
Customers invoiced	36,667	12,889	10,196	42,010
Provision for doubtful accounts	-	(216)	-	(277)
Total	81,169	49,628	41,819	132,778

(*) This refers to “call center” services supplied, systems development, environment processes and management, applications and training, where the corresponding invoice has not yet been issued. The average period for receipt of these amounts is approximately two months.

Breakdown by maturity date of accounts receivable from invoiced customers:

	Parent Company		Consolidated
	12/31/10	12/31/09	12/31/10
Not yet due	36,448	12,176	40,694
Overdue:
From 1 to 30 days	134	497	849

From 31 to 60 days	86	-	181
From 61 to 90 days	-	-	9
91 days and over	-	216	277
Total	36,667	12,889	42,010

7. TAXES RECOVERABLE

	Parent Company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
INSS for set-off - SAT	-	4,304	-	-
PIS recoverable	956	978	991	956
INSS recoverable	299	805	264	299
IRRF	2,454	1,806	1,727	4,891
CSLL withheld	737	814	829	2,166
COFINS recoverable	198	302	361	227
IRPJ e CSLL recoverable	2,613	2,515	2,499	2,633
ISS recoverable (court-ordered)	1,377	-	-	1,377
Others	99	123	113	118
Total	8,733	11,647	6,784	12,667

Current	5,090	5,077	4,518	9,024
Non-current	3,643	6,570	2,266	3,643

8. PREPAID EXPENSES

	Parent Company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Miscellaneous fees / letter of guarantee	83	79	206	83
Training	9,419	2,134	460	9,419
Others	110	85	15	277
Total	9,612	2,298	681	9,779

9. MISCELLANEOUS CREDITS

	Parent Company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Advances to employees (vacations and transport vouchers)	2,045	3,757	2,959	2,123
Advances to suppliers	1,112	2,681	361	1,125
Others	-	-	-	105
Total	3,157	6,438	3,320	3,353

10. INVESTMENTS

	Number of shares (*)	Share of paid-up capital	Shareholders’ equity as of December 31, 2010	Goodwill and contracts (net) as of December 31, 2010 (a)	Balance of investment as of December 31, 2010
GPTI	119,144,000	100.00%	17,536	122,633	140,169

(*)Number of shares held by the Company as of December 31, 2010.

Changes in investments:

GPTI negative shareholders’ equity on acquisition date – February 28, 2010	(91,250)
Capital stock paid in during March 2010	99,000
Equity pick-up for the period (March 1 to December 31, 2010)	9,786

Balance of investments as of December 31, 2010	17,536

GPTI’s purposes are to supply services related to the area of Information Technology – IT, with an emphasis on the development of systems and applications; environment and infrastructure management; business procedures for improving the dynamics of IT production and management; and training, among other things.

Goodwill created on acquisition of GPTI
GPTI negative shareholders’ equity on acquisition date – February 28, 2010	(91,250)
Issue price of 19,359,874 shares (12.5% of the Company’s share capital) – March 1, 2010	28,252
GPTI contingencies shown in the Company’s consolidated balance sheet	2,183
Appreciation of share sale option (capital reserve)	5,846
Goodwill on acquisition of GPTI	127,531
Allocation of intangible assets in consolidated accounts - goodwill	121,321
Allocation of intangible assets in consolidated accounts – contracts	6,210
Amortization of contracts up to December 31, 2010	(4,898)
Total goodwill and contracts as of December 31, 2010 (a)	122,633

(a) In accordance with ICPC 09 – Individual Accounting Statements, Separate Statements, Consolidated Statements and Application of the Equity Method, these amounts are grouped with “Investments” in the parent company’s accounts. In the consolidated financial statements, these amounts are grouped with “Intangible Assets”.

11. PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rate - %	Parent company			Consolidated
		12/31/10	12/31/09	01/01/09	12/31/10
Communications devices and equipment	10 to 20	32,998	27,068	20,424	32,998
Data processing equipment	20 to 40	58,229	48,500	41,086	64,505
Improvements to third party property	20 to 40	58,028	47,020	35,671	58,218
Furniture and fixtures	10 to 20	28,419	22,932	8,946	30,042
Facilities	10	2,584	3,201	3,002	2,666

Machinery and equipment	10 to 20	10,525	6,553	4,914	11,157
Vehicles	20	143	145	477	150
		190,926	155,419	114,520	199,736
Accumulated depreciation		(90,615)	(66,848)	(45,723)	(96,369)
Total		100,312	88,571	68,797	103,367

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Changes in property, plant and equipment:
Opening balance	88,571	68,797	35,692	88,571
Net property, plant and equipment from acquisition of GPTI	-	-	-	2,142
Additions	42,003	39,734	47,347	43,573
Disposals	(770)	(337)	(1,381)	(783)
Transfers to (from) intangible assets	(397)	2,158	-	(397)
Depreciation	(29,095)	(21,781)	(12,861)	(29,739)
Closing balance	100,312	88,571	68,797	103,367

Goods acquired through lease contracts are registered as assets in property, plant and equipment under the headings “Communications apparatus and equipment” and “Data processing equipment”.

12. INTANGIBLE ASSETS

	Annual amortization rate - %	Parent company			Consolidated
		12/31/10	12/31/09	01/01/09	12/31/10
Software	22	63,762	44,350	33,729	64,628
Trademarks and patents	-	1,917	1,844	1,844	1,917
Portfolio of contracts	(*)	-	-	-	6,210
Goodwill derived from anticipated future income	-	-	-	-	121,321
		65,679	46,194	35,573	194,076
Accumulated amortization		(31,568)	(22,503)	(16,316)	(36,730)
Total		34,111	23,691	19,257	157,346

(*) Amortization is in accordance with the period of validity of each contract in the portfolio, with the amortization rate varying from 20% to 100% per year.

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Changes in intangible assets:
Opening balance	23,691	19,257	13,386	23,691
Net intangible assets arising from acquisition of GPTI	-	-	-	15
Additions to goodwill and contracts – acquisition of GPTI	-	-	-	127,531
Additions to intangible assets	19,670	12,779	10,684	20,528
Disposals	(465)	-	(363)	(479)

Transfers from (to) fixed assets	397	(2,158)	-	397
Amortization	(9,182)	(6,187)	(4,450)	(14,337)
Closing balance	34,111	23,691	19,257	157,346

13. LOANS AND FINANCING

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Bank credit certificate – Banco Itaú S.A. (a)	15,146	-	-	15,146
Lease – Banco Itaú S.A. (b)	-	353	1,636	-
Working capital financing – BES (c)	-	-	40,284	-
Net swap contracts – (d)	-	-	21,234	-
Total	15,146	353	63,154	15,146
Current	15,146	353	2,771	15,146
Non-current	-	-	60,383	-

(a) Remuneration based on 100% of the variation of the Interbank CD rate and a fixed rate of 3.784086% p.a. Maturity date is March 9, 2011.

(b) Lease subject to rates varying from 0.9489% to 2.308% per month.

(c) Working capital finance from Banco Espírito Santo S.A. is at a rate of 4.75% p.a., and denominated in U.S. Dollars.

(d) Swap contracts with BES Investimento do Brasil Ltda.

14. SUPPLIERS

The following table shows the principal suppliers to the Company:

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
G&P Projetos e Sistemas Ltda.	6,320	6,347	-	6,342
Brasoftware Informática Ltda.	2,354	-	-	2,354
Unibanco S.A.	1,447	2,217	2,987	1,447
Telecomunicações (provision)	1,443	-	-	1,443
Fundação Fundetec	769	672	640	769
Sanasa/Eletropaulo (Campinas)	431	-	-	431
Fundo de Inv. Imob. Brazilian Cap. Real	382	365	-	382
Cia Telecom do Brasil CTBC SP	330	-	-	330
Rio Construtora e Agropecuária Ltda.	276	165	-	276
LWS Comércio e Serv. Inf. Ltda.	266	-	-	266
Intelig Telecomunicações Ltda.	262	-	236	262
M&M Administração e Participações Ltda.	233	-	-	233
GET - Gestão Empresarial e Tecnologia Ltda.	205	-	-	205
Trasmimo Ltda.	193	120	-	193
Prodent - Assist. Odontologia Ltda.	185	-	-	185

Irmandade da Santa Casa de Misericórdia	172	162	159	172
Deloitte Touche Tohmatsu Auditores Independentes	130	184	-	214
Brasil Telecom S.A.	89	273	-	89
Telesul Telecomunicações Ltda.	24	-	1,329	24
Cia Piratininga de Força e Luz	-	147	-	-
GET - Gestão Empresarial e Tecnologia Ltda.	-	141	136	-
FMG - lnfra-Estrutura e Informática Ltda.	-	-	228	-
Fundo de Inv. Imob. Brazilian Cap. Real	-	-	350	-
GPTI Tecnologia da Informação S.A. (*)	-	5,656	11,654	-
Maxigroup Recursos Humanos Ltda.	-	14	253	-
Intersmart Com. Imp. Exp. Equip. Eletr. Ltda.	-	-	695	-
Tallard Technologies S.A.	-	118	-	-
Totvs S.A.	-	59	142	-
Unimed Paulistana Soc. Coop. de Trab. Medico	-	-	560	-
Miscellaneous provisions	-	-	-	1,334
Atimo Comércio e Serviços Ltda.	-	-	-	544
Sodexho Pass do Brasil Serviços e Comércio Ltda	-	-	-	359
Alexandro Tecnologia da Informação Ltda	-	-	-	136
Tetis Consultoria em Sistemas de Informática Ltda	-	-	-	109
Others (miscellaneous)	3,687	4,411	4,666	4,902
Total	19,198	21,051	24,035	23,001
Current	14,879	12,612	21,118	18,682
Non-current	4,319	8,439	2,917	4,319

(*)GPTI was acquired by Mobitel S.A. on February 28, 2010, as described in note No. 10, and is now considered to be a related company.

15. PAYROLL, PROVISIONS AND SOCIAL CONTRIBUTIONS

	Parent Company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Salaries payable	13,410	14,388	9,446	16,548
Payroll charges and social contributions	7,223	6,159	5,246	9,479

Provision for vacation payments, 13th salaries and profitsharing	21,736	18,435	14,019	28,928
Others	154	-	-	154
Total	42,523	38,982	28,711	55,109

Targets set for the payment of Profit Sharing – PLR, were not met, and so the Company chose not to make this payment in 2010. For this reason no provision was set up for PLR.

16. PAYMENT OF TAX IN INSTALMENTS

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
PIS and COFINS (a)	1,462	1,950	2,393	1,462

IRPJ (b)	1,904	1,543	1,786	1,904
CSLL (b)	734	595	690	734
ISS (d)	-	-	-	1,761
INSS (c)	52	52	124	52
INSS (e)	-	-	-	4,493
INSS (f)	1,179	1,179	-	1,179
Other payments in installments	447	378	505	446
Total	5,778	5,697	5,498	12,031
Current	1,276	1,097	1,484	2,987
Non-current	4,502	4,600	4,014	9,044

(a) On August 28, 2003, the Company joined the Special Installment Payments Program – PAES, created by Law No. 10,684/03, and abandoned certain legal actions, amounting to a total of R$3,314, questioning the compensation of credits under the Social Integration Program – PIS, and the Social Security Financing Contribution – COFINS. This liability is being paid off in 120 monthly installments, since August 2003, and is subject to financial charges based on the variation in the Long Term Interest Rate – TJLP.

(b) On September 29, 2006, the Company joined the Tax Recovery Program – REFIS III, agreeing to repay in 120 monthly installments the amounts owing on the recalculation of income and social contribution taxes for the years 2003 and 2004. Repayment started in September 2006 and the liability is subject to financial charges based on the variation in TJLP.

(c) On March 22, 2007, the Company applied to the National Institute of Social Security – INSS, for permission to pay in installments tax collection notice No. 35.331.045-0, relating to tax liabilities calculated for the period January 1999 to December 2000: the application was granted and the payment of the amount owing was scheduled in 48 installments starting in April 2007.

(d) On July 30 and October 8, 2009, the parent company joined the São Paulo City Administration’s program for Administrative Installment Payments of Tax Debits – PAT, covering debits calculated for the period March to August 2009. Under processes Nos. 1745528-6 and 1759723-4, the liabilities are being paid off in 60 monthly installments, and are subject to financial charges based on variations in the rates of interest of the Special Settlement and Custody System – SELIC.

(e) On October 20, 2009, the parent company arranged with the INSS to pay in installments debits calculated for the period May to August 2009. Payment is in 60 installments, subject to financial charges calculated at 1% per month over the SELIC interest rate.

(f) This refers to applications for payments in installments, under the new REFIS scheme, of social security (INSS) debits, awaiting approval by the Internal Revenue of Brazil. Payment will be made in 120 monthly installments.

Maturities of long-term payments in installments as of December 31, 2010, are as follows:

Payment Schedule	Parent company	Consolidated
2012	1,318	3,029
2013	1,083	2,794
2014	752	1,872
2015	752	752

2016	597	597
Total	4,502	9,044

17. TRANSACTIONS WITH RELATED COMPANIES

Transactions with related companies are carried out in accordance with contractual agreements between the parties, and show the following net balances:

a) December 31, 2010

a.1) Parent company – balance sheet	Borrowings	Debentures issued
Portugal Telecom Brasil S.A. - current	-	15,780
Portugal Telecom Brasil S.A. – non-current	59,725	76,404
Portugal Telecom Inovação Brasil Ltda. - current	-	5,285
Total	59,725	97,469

a.2) Parent company – statement of income	Financial expenses

Portugal Telecom Brasil S.A.	8,653
Portugal Telecom Inovação Brasil Ltda.	5,595
Total	14,248

a.3) Consolidated – balance sheet	Borrowings	Debentures issued

Portugal Telecom Brasil S.A. - current	-	15,780
Portugal Telecom Brasil S.A. – non-current	59,725	76,404
Portugal Telecom Inovação Brasil Ltda. - current	-	10,645
Total	59,725	102,829

a.4) Consolidated – statement of income	Financial expenses
Portugal Telecom Brasil S.A.	8,653
Portugal Telecom Inovação Brasil Ltda.	5,955
Total	14,608

b) December 31, 2009

b.1) Parent company – balance sheet	Accounts receivable	Accounts payable	Debentures issued	Borrowings

Companies of the VIVO Group - current	34,453	1,070	-	-
Companies of the VIVO Group – non-current	-	70	-	-
Portugal Telecom Brasil S.A. - current	-	-	1,846	31,878
Portugal Telecom Brasil S.A. – non-current	-	-	36,200	22,000
Total	34,453	1,140	38,046	53,878

b.2) Parent company – statement of income	Revenue for services supplied	Expenses on services	Financial expenses

Companies of the VIVO Group	300,467	2,943	-
Portugal Telecom Brasil S.A.	-	-	3,340
Total	300,467	2,943	3,440

c) January 1, 2009

c.1) Parent company – balance sheet	Accounts receivable	Accounts payable	Borrowings

Companies of the VIVO Group - current	32,242	3,358	-
Portugal Telecom Brasil S.A. - current	-	-	20,224
Portugal Telecom Brasil S.A. – non-current	-	-	22,000
Total	32,242	3,358	42,224

c.2) Parent company – statement of income	Revenue from services supplied	Expenses on services	Financial expenses

Companies of the VIVO Group	249,348	2,646	-
Portugal Telecom Brasil S.A.	-	-	4,540
Portugal Telecom (Ásia) Lda.	-	-	24
Total	249,348	2,646	4,564

Borrowings from the related party Portugal Telecom Brasil S.A. were drawn on November 1, 2006, January 31, 2008 and January 14, 2009; all the maturities of these loans have been extended until February 28, 2013, under new terms agreed with the creditor company. The loan amounts are subject to financial charges equivalent to 100% of the variation in the CDI rate, plus 1.5%.

The debentures issued in favor of Portugal Telecom Brasil S.A. amount to R$36,200,000, R$9,000,000 and R$36,770,000. The first was issued by the Company in August 2009 and the second and third in March 2010. The R$36,200,000 debenture matures after three years and pays a coupon of 12.2% p.a., with interest payable annually; the other two debentures pay a coupon equivalent to 100% of the variation in the CDI rate, plus 1.5%.

The two debentures issued in favor of Portugal Telecom Inovação Brasil Ltda. are for amounts of R$5,000,000 each, one of them having been issued by the Company and the other, for the same amount, by GPTI; both of them pay a coupon equivalent to 100% of the variation in the CDI rate, plus 1.5%.

18. PROVISION FOR TAX, LABOR AND OTHER RISKS

In the normal course of its business the Company is subject to tax, labor and other risks. Details are as follows:

	Parent company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10
Tax	2,415	179	1,343	2,415
Labor	8,340	13,237	13,635	15,056
Others	28	11	11	28
Total	10,783	13,427	14,989	17,499

Management carries out a periodic analysis of the provisions set up to cover these risks, and relies on the advice of its legal advisors to adjust these provisions to a level considered adequate to cover probable losses on current processes.

There are a number of processes in which the Company and its subsidiary are currently involved, amounting to an aggregate total of R$29,619 (R$29,679 as of December 31, 2009), where the external legal advisors consider that the chances of loss are possible; no provision was made for these processes, however, in the financial statements as of December 31, 2010.

Changes in provisions for tax, labor and other risks are shown below:

	Parent company
	Balance as of January 1, 2009	Provisions	Reversals	Payments	Balance as of December 1, 2009
Tax	238	8	-	(68)	178
Labor	14,743	2,512	(2,789)	(1,225)	13,241
Others	8	-	-	-	8
Total	14,989	2,520	(2,789)	(1,293)	13,427

	Parent company
	Balance as of December 31, 2009	Provisions	Reversals	Payments	Balance as of December 31, 2010
Tax	178	2,190	(5)	(43)	2,320
Labor	13,241	1,770	(5,094)	(1,478)	8,439
Others	8	42	-	(26)	24
Total	13,427	4,002	(5,099)	(1,547)	10,783

	Consolidated
	Balance as of December 31, 2009	Provisions from GPTI	Provisions	Reversals	Payments	Balance as of December 31, 2010
Tax	178	-	2,190	(5)	(43)	2,320
Labor	13,241	4,438	4,453	(5,094)	(1,883)	15,155

Others	8	-	42	-	(26)	24
Total	13,427	4,438	6,685	(5,099)	(1,952)	17,499

19. CAPITAL STOCK

As of December 31, 2010, the capital stock was made up of 154,878,993 (81,501,251 as of December 31, 2009 and 50,905,129 as of January 1, 2009) registered common shares of no par value.

The shareholders of the Company as of December 31, 2010 and 2009, were as follows:

	12/31/10		12/31/09
Shareholders	Share - %	R$	Share - %	R$
Portugal Telecom Brasil S.A.	79.65	213,235	99.94	140,919
PT Multimédia.com Brasil Ltda.	-	-	0.06	86
Portugal Telecom Inovação Brasil Ltda.	7.84	21,000	-	-
Fábio Carlos Pereira	12.50	28,252	-	-
Total	100.00	262,487	100.00	141,005

20. SALES REVENUE

As of December 31, 2010 and 2009, the net revenue for services supplied is made up as follows:

	Parent company		Consolidated
	12/31/10	12/31/09	12/31/10
Call center services rendered	475,359	401,560	475,359
Systems development	-	-	99,055
Environment procedures and management	-	-	13,894
Applications	-	-	15,328
Training	-	-	2,337
Total	475,359	401,560	605,973

The reconciliation of gross revenue and revenue shown in the statement of income for each year is as follows:

	Parent company		Consolidated
	12/31/10	12/31/09	12/31/10
Gross revenue	513,474	434,315	653,623
Less - tax on sales	(38,115)	(32,755)	(47,650)
Net revenue	475,359	401,560	605.973

21. COSTS OF SERVICES RENDERED AND OPERATING EXPENSES BY TYPE

The Company’s statement of income uses a classification of expenses based on their function.

Information on the type of expenses appearing in the financial statements is given below:

	Parent company		Consolidated
	12/31/10	12/31/09	12/31/10
Personnel expenses	339,753	293,042	417,575
General expenses	14,486	11,259	19,891
Expenses of utilities and services	49,633	42,350	81,358
Depreciation and amortization expenses	43,175	27,968	44,076
Rental expenses	22,948	14,400	24,891
Loss on disposal of property, plant and equipment	720	66	720
Provision for tax and labor risks (non-recurrent)	5,363	66	5,363
Total	476,078	389,085	593,874

22. FINANCIAL RESULT

	Parent company		Consolidated
	12/31/10	12/31/09	12/31/10
Financial revenue:
Financial discounts obtained	-	-	252
Revenue from financial investments	236	53	258
Monetary variations	1,578	-	1,831
Foreign exchange variations	-	10,815	-
Swap result	-	851	-
Other	37	150	53
Total	1,851	11,869	2,394

Financial expenses:
Financial discounts	364	1,662	370
Interest and monetary variations – local currency	15,620	7,405	17,543
Interest and monetary variations – foreign currency	-	1,014	-
Swap costs	-	15,273	-
Tax on Financial Operations - IOF	423	358	539
Other expenses	698	769	776
Total	17,105	26,481	19,228

23. CURRENT AND DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

As of December 31, 2010 and 2009, income and social contribution taxes were calculated as follows:

	Income tax			Social contribution tax
	Parent company		Consolidated	Parent company		Consolidated
	12/31/10	12/31/09	12/31/10	12/31/10	12/31/09	12/31/10
Loss for the period before income and social contribution taxes	(5,410)	(1,367)	(3,958)	(5,410)	(1,367)	(3,958)
Expected credit at the current rate	1,353	342	990	487	123	356
Income and social contribution taxes on permanent differences	(23)	(1,891)	(221)	(8)	(680)	(79)
Equity income of subsidiaries	2,446	-	-	881	-	-

Tax loss and unrecognized temporary differences	-	-	1,902	-	-	686
Other exclusions	80	-	117	28	-	41
Income and social contribution taxes	3,856	(1,549)	2,788	1,388	(557)	1,004

Current	-	-	(1,068)	-	-	(384)
Deferred	3,856	(1,549)	3,856	1,388	(557)	1,388
Effective tax rate	(71%)	113%	(97%)	(26%)	41%	(35%)

The amounts of deferred income and social contribution taxes arise from accumulated tax losses and negative bases for social contribution tax, and from temporary differences caused mainly by temporarily non-deductible provisions. These amounts appear in the books because it is expected that they will be realized.

Deferred income and social contribution taxes as of December 31, 2010, are made up as follows:

	Income tax	Social contribution tax
	Parent company and consolidated
	12/31/10
Accumulated tax losses	26,213	9,437
Temporary differences:
Provision for tax, labor and other risks	2,092	753
Other provisions	971	350
Total	29,276	10,540

Deferred income and social contribution taxes are registered in the books on the strength of projections of the Company’s profitability, supported by budgets approved by the majority shareholder, which indicate that it will produce taxable income in the future. On the basis of these projections of income, the tax credits will be used as follows:

Annual expectation of recovery	Tax credit used
2011	1,804
2012	2,445
2013	753
2014	3,964
2015	- 4,114
2016	4,365
2017	4,904
2018	5,630
2019	6,593
2020	5,244
Total	39,816

Statements in respect of business prospects, of projected operating and financial results and of the Company’s potential for growth represent forecasts; and they are based on the expectations of Management relating to the future of the Company. These expectations will be affected by market-

induced alterations in the general economic performance of Brazil, of the industry and of the international markets, and thus will be subject to change. No deferred taxes have been booked in respect of the tax losses and negative bases of the subsidiary GPTI, since it is not foreseen that the respective tax credits could be absorbed in the years ahead.

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Considerations concerning risk

The main market risks to which the Company and its subsidiary are exposed in the conduct of their business are:

Concentration of business risk: arising from the extreme concentration of invoicing and business with Vivo S.A.

Credit risk: arising from possible difficulties in collecting the dues for contact center services supplied to clients.

Interest rate risk: arising from the portion of debt paying interest at floating rates, it involves the risk of financial expenses rising as a result of unfavorable movements in interest rates (TJLP and CDI).

b) Management of risk by the Company

The Company takes active steps to manage the various risks to which it is exposed, by means of a combination of broad operational initiatives, procedures and policies aimed at mitigating the risks inherent in the pursuit of its business activities.

Concentration of business risk

61.46% of the Company’s invoicing is concentrated in the supply of services to Vivo S.A. The supply of contact center services has gradually been expanded through contracts with other companies, by means of the creation of the brand name Dedic.

Credit risk

Credit risk exists in the supply of contact center services, systems development, environment processes and management, applications and training; but it is minimized by the strict control of the client base and by the active management of arrears through clearly-stated policies for the acceptance of clients.

Interest rate risks

The Company is exposed to the risk of a rise in the TJLP and CDI rates, in respect of the payment of tax by installments – PAES and REFIS III (TJLP), and in respect of the borrowings contracted with Portugal Telecom Brasil S.A. (CDI).

25. STATEMENTS OF CASH FLOW

a) Cash and cash equivalents

The make-up of the balances under the heading “Cash and cash equivalents” appearing in the statements of cash flow is shown in note No.5.

b) Supplementary information – items not affecting cash and cash equivalents.

Parent company
12/31/10
Acquisition of GPTI by the issue of 19,359,874 own shares	28,252
Increase in intangible assets relating to the acquisition of GPTI (goodwill and portfolio of contracts)	127,531
Provision for tax, labor and others risks arising from the acquisition of GPTI (share discount)	2,183

APPENDIX 2

ABL – gross leasable area

ABNT – Brazilian Technical Standards Association

Income approach - valuation method for converting expected economic benefits to present value.

Assets approach - valuation method for companies where all assets and liabilities (including those not appearing in the books) have their values adjusted to market values. Also known as net equity at market.

Market approach - valuation method using multiple comparisons derived from the selling price of similar assets.

Goodwill based on expected future profitability - future economic benefits arising from assets not individually identifiable or separately registered.

Amortization - the systematic application of the amortizable value of an asset over the period of its useful life.

Sample – set of market data representative of a population.

Efficient use – that which is recommended and technically feasible for the location, on a reference date, observing surrounding market trends, and within the various uses permitted by the relevant legislation.

Equivalent construction area - constructed area to which the unit cost equivalence of corresponding construction is applied, in accordance with ABNT postulates.

Uniform area – usable private area, or one existing as a mathematical concept for the purposes of valuation, using criteria obtained from the real estate market.

Private area - usable area plus building blocks (such as walls, pillars etc.) and elevator lobby (in specific cases).

Total construction area – the sum of the real private area and the common area attributed to an independent unit, as defined by the ABNT.

Useful area – Real private area less the area occupied by walls and other construction blocks which prevent or hinder its use.

Financial Lease - an operation which substantially transfers all the risks and benefits arising from the ownership of the asset, which may or may not be transferred again in the future. Leases that are not financial leases are classified as operating leases.

Operating lease - a form of lease that does not substantially transfer all the risks and benefits arising from the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Asset - a resource controlled by the entity as a result of past events, and from which it anticipates future economic benefits.

Fixed asset - tangible asset available for use in the production or supply of goods or services, for lease by third parties, for investment, or for administrative purposes, and which it is expected will be used for more than one accounting period.

Intangible asset - an identifiable non-monetary asset without physical substance. Such an asset is identifiable when (a) it is separable, i.e. is capable of being separated or split off from the entity and sold, transferred, licensed, leased or exchanged, either on its own or together with a related contract, asset or liability; or (b) it gives rise to contractual rights or other rights and obligations, whether or not these can be transferred or separated from the entity or from other rights and obligations.

Non-operating assets - assets which are not directly linked to the operational activities of the company (irrespective of whether they generate revenue) and which can be disposed of without detriment to the company’s business.

Operating assets – assets which are fundamental to the operations of the company.

Tangible asset - an asset existing physically, such as land, buildings, machinery, equipment, furniture and tools.

Valuation - the act or process of determining the value of an asset.

BDI – percentage indicating the benefits and overhead costs attaching to the direct cost of construction.

Property – something of value, that is usable or may be the object of a right, and which goes to make up equity.

Economic benefits - benefits such as revenue, net income, net cash flow etc.

Beta - measure of the systematic risk of a share; the tendency of the price of a specific share to be correlated with movements in a given share index.

Leveraged Beta – Beta value reflecting the level of indebtedness in the capital structure.

Discretionary range – range in the vicinity of a point estimator used in valuation, within which the value of an asset can be arbitrated, where this is justified by the existence of special features not contemplated in the model.

CAPEX (Capital Expenditure) – investment in fixed assets.

CAPM (Capital Asset Pricing Model) - model in which the cost of capital for any share or share lot is equal to the risk-free rate plus the risk premium arising from the systematic risk of the share or share lot in question. It is generally used to calculate a company’s Cost of Equity, or the Cost of Shareholder Capital.

Invested capital – The sum of own capital and third-party capital invested in a company. Third-party capital is generally related to debt with interest (short or long term), which must be specified in the context of the valuation.

Capitalization - conversion of a simple period of economic benefits into value.

Allocated codes – serial numbers (grades or weights) to differentiate the qualitative features of properties.

Business combination - union of separate entities or businesses producing financial statements in the name of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of the transaction.

Subsidiary - entity, including one with no legal character, such as an association, controlled by another entity (known as the parent company).

Parent company - entity with one or more subsidiaries.

Control - power to direct the strategic management, the policies and the administration of a company.

CPC – Brazilian Accounting Pronouncements Committee.

Cost – the total direct and indirect costs necessary to produce, maintain or acquire an asset at a particular time and in a particular situation.

Cost of capital - expected rate of return required by the market in order to attract funds to a particular investment.

Replacement cost – the cost of reproducing an asset, less depreciation, considering its condition.

Reproduction cost – expenditure required for the exact duplication of an asset, regardless of any depreciation.

Substitution cost – the cost of replacing an asset, with the same function and features comparable to the property assessed.

Direct production cost – spending on inputs, including labor, in the production of goods.

Indirect production cost – administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

CVM – Brazilian Securities and Exchange Commission

Market data – set of information collected in the market relating to a particular property.

Damage – loss caused to others by the occurrence of flaws, defects, accidents and crimes, among other things.

Base Date – specific date (day, month and year) of application of the assessment value.

Issue date – closing date of the valuation report, when conclusions are conveyed to the client.

DCF - Discounted Cash Flow.

D & A – Depreciation and Amortization.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Discount for lack of control - value or percentage deducted pro rata from 100% the full value of a company, reflecting the partial or total absence of control.

Discount for lack of liquidity - value or percentage deducted pro rata from 100% the full value of a company, reflecting the lack of liquidity.

Net debt – cash and cash equivalents, net derivatives position, short- and long-term financial debts, dividends receivable and payable, receivables and accounts payable in respect of debentures, short- and long-term deficits with pension funds, provisions, other credits and liabilities to related parties, including subscription bonuses.

Supporting documentation – documentation prepared and supplied by the client on which the assumptions of the report are based.

Drivers – value drivers or key variables.

EBIT - Earnings Before Interest and Taxes.

EBTIDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

Enterprise – set of properties capable of producing revenue by means of marketing or economic exploitation. It can be: real estate (e.g. subdivisions, commercial or residential buildings), real estate-

based (e.g. hotels, shopping malls, theme parks), industrial or rural.

Company - commercial or industrial entity, service provider or investment entity with economic activities.

Enterprise value – economic value of the company.

Equity value – economic value of shareholders’ equity.

State of preservation – physical status of an asset resulting from its maintenance.

Capital structure - composition of a company’s invested capital, made up of own capital (equity) and third-party capital (debt).

Marketing factor – the ratio between the market value of an asset and its replacement or substitution cost, which may be more or less than one (1).

FCFF - Free Cash Flow for the Firm, or unlevered free cash flow.

Cash flow - cash generated by an asset, group of assets or by a company during a given period of time. The term is usually supplemented by a qualification referring to the context (operating, non-operating etc.).

Cash flow from invested capital – cash flow generated by the company to be reverted to lenders (interest and capital repayments) and shareholders (dividends) after taking into account costs and operating expenses and capital investments.

Ideal fraction – percentage belonging to each of the buyers (joint owners) of the land and of the construction’s common items.

Free float – ratio of the shares outstanding to the total capital of the company.

Frontage – horizontal projection of the line dividing the property and the access road.

Land suitable for urban development – land eligible to receive urban infrastructure works, aimed at its efficient use, by means of subdivision, split or the establishment of a business.

Goodwill – see Goodwill based on expected future profitability

Null hypothesis in a regression model – hypothesis in which one or a set of independent variables involved in the regression model is not of importance in explaining the variation of the phenomenon in relation to a pre-established level of significance.

Homogenization – treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

IAS - International Accounting Standards.

IASB - International Accounting Standards Board.

Apparent age - estimated age of a property judged by its characteristics and state of preservation at the time of inspection.

IFRS - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Real estate – property, consisting of land and any added improvements. May be classified as urban or rural, depending on its location, use or purpose.

Reference property – market data with features comparable to the property assessed.

Impairment Losses – see Impairment.

Statistical inference – part of statistical science that allows conclusions to be drawn about a population from a sample.

Basic infrastructure – urban rainwater drainage equipment, street lighting, sewage system, drinking water supply, public and domestic electricity supply and access roads.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or industrial unit, according to the degree of aggregation.

Forced liquidation – condition arising from the possibility of a forced sale, or a sale in a shorter period than the average absorption by the market.

Liquidity – ability to rapidly convert a given asset into cash or into the payment of a specified debt.

Allotment – Subdivision of a piece of land into lots intended for building, with the opening of new thoroughfares or the extension, modification or widening of existing ones.

Key money – sum paid by the future tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Valuation methodology – one or more approaches used in preparing assessment calculations for the indication of the value of an asset.

Regression model – the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Multiple – market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, revenue, customer volume etc.).

International Accounting Standards - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and interpretations developed by the International Financial Reporting Interpretations Committee

(IFRIC) or by the former Standing Interpretations Committee (SIC).

Building standard – the quality of the improvements according to the design specifications, the materials, workmanship and labor actually used in the construction.

Technical report – detailed report or technical clarification, issued by a qualified and legally trained professional, on a matter of his specific knowledge.

Liability - present obligation arising from past events, where it is hoped that its settlement will result in the inflow of resources to the entity, bringing economic benefits.

Net equity at market– see Asset Approach.

Impairment - book value of the asset that, in the case of stocks, exceed its selling price less completion and sale costs; or, in the case of other assets, that exceeds its fair value less sale costs.

Technical Investigation – technical activity carried out by a professional with specific expertise to investigate and clarify facts, to check the status of property, to determine the causes leading to a given event, and to appraise assets, their costs, products or rights.

Market research – set of activities for identifying, investigating, collecting, selecting, processing, analyzing and interpreting market data results.

Value chart – the graphic representation or listing of generic values per square meter of land or of the property on a single date.

Point of sale – intangible asset that adds value to commercial property, arising from its location and the anticipated commercial exploitation.

Influencing factor – an atypical factor which, when removed from the sample, significantly change the estimated parameters or the linear structure of the model.

Population – complete market data of the segment to be analyzed.

Price – The amount for which a transaction is performed, involving an asset, a product or the right thereto.

Control premium - value or pro rata percentage value by which a lot of controlling shares exceeds the value of a lot of shares without control, reflecting the power which control gives.

Equivalent depth – numerical result of the division of the area of a plot by its main frontage.

Investment property - a property (land and/or building or partial building) held by the owner or by a lessee under a lease, either to receive payment of rent or for capital appreciation, or both; but not for use in the production or supply of goods or services, or for administrative purposes.

Rd (Cost of debt) – a measure of the amount paid for capital provided by third parties, in the form of loans, financings, or market fundings, among others.

Re (Cost of equity) – return required by the shareholder on capital invested.

Business risk - the degree of uncertainty of the realization of the future return expected of the business, resulting from factors other than financial leverage.

Insurance - risk transfer guaranteed by contract, whereby one party undertakes, in return for the payment of a premium, to indemnify the other for the occurrence of accidents covered by the policy.

Accident - an event which causes financial loss.

Capitalization rate - any divisor used to convert economic benefits into value in a single period.

Discount rate - any divisor used to convert a flow of future economic benefits into present value.

Internal rate of return – discount rate where the present value of the future cash flow is equal to the cost of the investment.

Frontage - measurement of the front of a property.

Data treatment – application of operations expressing, in relative terms, the difference in attributes between the market data and the data of the property being assessed.

Cash-generating unit - smallest identifiable group of assets generating cash inflows that are, for the most part, independent of inflows generated by other assets or groups of assets.

Current value - replacement of a value by a new value depreciated as a result of the physical state of the asset.

Book value - the value at which an asset or liability is stated on the balance sheet.

Perpetuity value - value to be added on to the cash flow at the end of the projected period.

Electrical damage value - estimated cost of the repair or replacement of parts, when the item suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated from study of equipment manuals and from the experience of Apsis technicians in corrective maintenance.

Investment value - value for a particular investor, based on individual interests in the property in question. In the case of a business valuation, this value can be analyzed in terms of different factors such as synergy with the investor’s other companies, risk perceptions, future performance and tax planning.

Liquidation value - value of a property offered for sale on the market outside normal procedures, i.e. the value that would be assessed if the property was offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period of time.

Replacement value for new – value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Insurance value - value at which an insurance company assumes the risks, which does not apply to the land and the foundations except in special cases.

Scrap value - market value of an asset’s reusable materials, in the case of de-activation, without their being used for productive purposes.

Depreciable value - cost of the asset, or another amount that substitutes for the cost (in the financial statements), less its residual value.

Value at risk - value representing the portion of the asset that it is desired to insure and which may correspond to the maximum insurable value.

Value in use - value of an asset in operational condition in its actual state, as an integral useful part of an industry, including, when appropriate, the design costs and the costs of packing, tax, freight and installation.

Fair (market) value - value at which the ownership of an asset could be transferred from a potential seller to a potential buyer, when both parties are aware of the relevant facts and neither of them is under pressure to make the exchange.

Fair value less sales cost - value that can be obtained from the sale of an asset or cash-generating unit, less selling expenses, in a transaction between knowledgeable, willing and disinterested parties.

Maximum insurance value - maximum value of the asset for which it is recommendable to insure it. This criterion establishes that an asset which has been depreciated more than 50% should have its Maximum Insurance Value equivalent to twice the Current Value; and that an asset which has been depreciated less than 50% should have its Maximum Insurance Value equal to the Replacement Value.

Present value - the estimated present value of discounted net cash flows in the normal course of business.

Recoverable value - the highest fair value of an asset (or cash-generating unit) less selling expenses, compared with its value in use.

Residual value - value of a new or used asset projected forward to a date not later than the date when it will be scrapped, considering that it will be operative during the period.

Residual value of an asset - the estimated value that the entity would obtain currently from the disposal of the asset, after deducting the estimated disposal costs, if the asset were already at an age and in a condition to be expected at the end of its useful life.

Independent variables – variables that provide a logical content to the establishment of the value of the property subject to the assessment.

Qualitative variables – variables than cannot be measured or counted, but only ordered or ranked, according to attributes inherent in the property (for example, standard of construction, state of preservation and quality of the soil).

Quantitative variables – variables that can be measured or counted (for example, private area, number of bedrooms and parking spaces).

Key variables – variables that, a priori and by tradition, are important for the establishment of a property value.

Dependent variable – variable intended to be explained in terms of the independent variables.

Dichotomous variable – variable that can assume only one of two values.

Flaw – anomaly that affects the performance of products or services, or makes them inadequate for the purposes intended, causing inconvenience or material loss to the consumer.

Remaining life – the remaining useful life of an asset.

Useful economic life - the period in which an asset is expected to be available for use, or the number of production or similar units which the entity expects to obtain from the asset.

Survey – on-site examination of the facts, through careful observation of a property and of the elements and conditions which it comprises or which influence it.

Best use of the property – the most economically appropriate use of a specific property taking into account its particular characteristics and its surroundings, respecting legal limitations.

WACC (Weighted Average Cost of Capital) - model in which the cost of capital is determined by the weighted average market value of the components of the capital structure (own and third-party).

APSIS

For more than 30 years Apsis has provided consulting services to various companies in Brazil, Latin America and Europe. It offers a range of integrated business management services which aim at measuring, managing and optimizing the equity of its clients, adding VALUE to their business. Offering flexible and personalized service, the consulting team is made up of experienced professionals who are highly qualified and up to date with changes in the market and in the law.

Apsis, the difference in winning big deals.

IFRS adoption of international standards

• Impairment testing – bringing Assets down to their Recoverable Value

• Purchase Price Allocation (PPA)

• Business Combinations

• Investment Properties

• Calculation of Useful Life and Residual Value

Company valuation

• Advisory services for Investors and Funds

• Best Use and Feasibility Studies for Business Undertakings

• Procurement of New Investors

• Justification of Goodwill (Internal Revenue and Accounting Pronouncements Committee (CPC) regulations)

• Mergers and Acquisitions (M & A)

• Company Restructuring (Corporate Law)

• Follow-up of Income and Economic Performance

Real Estate Business

• Real Estate Valuation and Market Research

• Renegotiation of Leases

• Real Estate Product Prospecting (Tenant Representation)

• Built-to-suit Properties

• Sale and Leaseback of Properties

Fixed Assets

• Fixed Asset Management

• Equity Outsourcing

• Calculation of Useful Life and Residual Value

• Inventory of assets and bar-code labeling

• Valuation for Insurance Purposes

Valuation of Brands and Other Intangible Assets

• Purchase Price Allocation (PPA)

• Allocation of Intangible Asset Values

• Software Valuation

Corporate Sustainability

The business world has entered an era of SUSTAINABLE DEVELOPMENT, based on the three pillars of EQUITY, ENVIRONMENT and SOCIETY, thus enhancing the perception, image and reputation of a company. Our action in this area is strategic, complementing equity and financial services with our new offerings, ENVIRONMENTAL MANAGEMENT and SOCIAL MANAGEMENT.

CLIENTS OF APSIS

A! BODYTECH
AÇÚCAR GUARANI (TEREOS FRANÇA)
ADVENT INTERNATIONAL
ALL – AMÉRICA LATINA LOGÍSTICA
ALIANSCE SHOPPING CENTERS
ANDRADE GUTIERREZ

ANGRA PARTNERS
ANHANGUERA EDUCACIONAL PARTICIPAÇÕES
AMBEV
ARCELOR MITTAL
AXXON GROUP
AYESA PROJETOS BRASIL (ESPANHA)
B2W – AMERICANAS.COM, SUBMARINO, SHOPTIME
BANCO BRADESCO
BANCO DO BRASIL
BANCO ITAÚ
BANCO PROSPER
BANCO SANTANDER
BANK OF AMERICA MERRILL LYNCH
BHG – BRAZIL HOSPITALITY GROUP
BHP BILLITON METAIS
BMA – BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BMF BOVESPA
BNDES
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BRASFELS
BRASIL FOODS (SADIA, PERDIGÃO)
BRASKEM
BR MALLS
BR PROPERTIES
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMIL ALIMENTOS
CARLYLE BRASIL
CASA & VIDEO
CASTRO BARROS SOBRAL GOMES ADVOGADOS
CAMARGO CORREA
CARREFOUR
CEG
CIELO
CLARO
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO – COB
CONTAX
CORSAN
COSAN
CREDICARD
CSM – CITTADINO SOARES MOTTA
CSN – COMPANHIA SIDERÚRGICA NACIONAL
CYRELA BRASIL REALTY
EBX – LLX LOGÍSTICA
EDP – ENERGIAS DO BRASIL
ELETROBRÁS

EMBRATEL
ENERGISA
ENDURANCE PARTNERS
ERNST & YOUNG
ESSO – EXXON MOBIL
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV – FUNDAÇÃO GETÚLIO VARGAS
FRESH START BAKERIES (EUA)
FURNAS CENTRAIS ELÉTRICAS
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HSBC BANK BRASIL
HYPERMARCAS
IBMEC EDUCACIONAL
IMC DO BRASIL
INTELIG TELECOM
IOCHPE MAXION
JBS
KRAFT FOODS
LAEP BRASIL CONSULTORIA
LAFARGE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS RENNER
LORINVEST (LORENTZEN)
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MICHELIN
MITSUBISH
MPX ENERGIA
MULTIPLAN
NESTLÉ
OI TELEMAR
OWENS ILINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PETROBRAS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX)
PREVI

PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REDE RECORD
REPSOL YPF
REXAM
RICHARDS (CIA DAS MARCAS)
RIO BRAVO
ROTSCHILD & SONS
SHV GÁS BRASIL
SOUZA, CESCON ADVOGADOS
TAURUS
TIM BRASIL
TOTVS
T4F
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR PARTICIPAÇÕES
VALE
VEIRANO ADVOGADOS
VIVO
VOTORANTIM
WHEATON DO BRASIL
WHITE MARTINS
XAVIER, BERNARDES, BRAGANÇA ADVOGADOS

EXHIBIT  III
TO THE

MANAGEMENT  PROPOSAL

VALUATION  REPORT OF THE  EXCHANGE RATIO

Contax Participações S.A. and Mobitel S.A.

Valuation report for the incorporation of 100% of Mobitel S.A. shares by Contax Participações S.A.

January 25th, 2011

IMPORTANT DISCLAIMER: This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. The Translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of any information translated and no one should rely on the accuracy, reliability or completeness of such information. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

Index

SECTION 1	Executive Summary			02
SECTION 2	Information About the Evaluator			07
SECTION 3	Market and Companies' Overview			09
	3	.A	Market Overview	10
	3	.B	Contax Overview	13
	3	.C	Dedic GPTI Overview	19
SECTION 4	General Assumptions			25
SECTION 5	Contax Valuation			27
	5	.A	Discounted Cash Flow	28
	5	.B	Comparable Companies Trading Multiples	36
	5	.C	Accounting Book Value	38
	5	.D	Volume Weighted Average Price	40
SECTION 6	Dedic GPTI Valuation			43
	6	.A	Discounted Cash Flow	44
	6	.B	Comparable Companies Trading Multiples	53
	6	.C	Accounting Book Value	55

APPENDIX A	Companies' Weighted Average Cost of Capital (WACC)			57
APPENDIX B	Comparable Companies Trading Multiples			59
APPENDIX C	Description of Valuation Methodologies			62
APPENDIX D	Terms and Definitions Used in the Valuation Report			67
APPENDIX E	Additional Statements and Information			69

SECTION 1
Executive Summary

Introduction

This Valuation Report was prepared by Banco BTG Pactual S.A. (“BTG Pactual”), upon request by Contax Participações S.A. (“Contax”) for the purposes specified in Law n° 6.404, dated December 15th, 1976 (as amended) (“Lei das S.A.”), in connection with the incorporation of all Mobitel S.A. (“Dedic GPTI”) shares by Contax (“Transaction”).

Transaction Summary

▪	In January 2011, Contax and Dedic GPTI executed an agreement for the incorporation of Dedic GPTI shares by Contax
▪

According to the agreement signed by both parties, Contax committed to, subject to a timeline foreseen in the agreement, to conduct all the necessary steps to submit a proposal for the incorporation of Dedic GPTI by Contax, subject to the terms established, making Dedic GPTI a subsidiary of Contax

▪	As part of the agreement, Contax committed to take all steps, within the terms established by the agreement, envisaging:
	▪	(i) the calling of a shareholders’ meeting change the Company’s Byelaws, in order to approve the constitution of an independent committee;
	▪	(ii) the calling of a Board Meeting in order to indicate the members of such independent committee, which will evaluate and deliberate about the terms and conditions of such Incorporation
▪

Additionally, Dedic GPTI signed in January 2011 a stock purchase agreement to acquire all Dedic GPTI shares held by Mr. Fábio Carlos Pereira (representing 12.5% of total shares issued by the company) for R$ 23 million

Contax Summary Valuation

Based on the fair economic value calculated using the discounted cash flow to firm methodology, the Contax ON shares’ value ranges from R$37.64 to R$40.30 per share and the Contax PN shares’ value ranges from R$37.59 to R$40.24 per share. For further information on the valuation methodologies, please see Appendix C - Description of Valuation Methodologies, on page 62 of this report

Fair Economic Value (Discounted Cash Flow)(1)				Book Value
(R$ million, except price per share)				(R$ million, except price per share)
Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	Total assets	1,290.9
Enterprise value	$2,143	$2,217	$2,301	(-) Total liabilities	880.8
(-) (Net debt) net cash (2)	$90	$90	$90	(-) Minority interest	1.8
Equity value	$2,233	$2,307	$2,390	= Shareholders’ equity	408.3
Number of ON shares (million) (3)	22.7	22.7	22.7	Number of shares (million)(3)	59.4
Price per ON share (R$ / share) (4)	$37.64	$38.88	$40.30	R$/share	6.88
Number of PN shares (million) (3)	36.7	36.7	36.7
Price per PN share (R$ / share) (4)	$37.59	$38.84	$40.24
Fair Economic Value (Trading Multiples)				Volume Weighted Average Price
(R$ million, except multiples and value per share)		2011E	2012E
				12 months period prior to 12/31/2010
EBITDA		341.1	412.0	ON: R$29.59 / PN: R$25.29
EV/EBITDA Multiple (5)		6.7x	6.6x
Enterprise value		2,280.7	2,732.8	6 months period prior to 12/31/2010
(-) (Net debt) net cash (2)		89.7	89.7	ON: R$31.04 / PN: R$26.61
Equity value		2,370.5	2,822.5
Number of shares (million)(3)		59.4	59.4	3 months period prior to 12/31/2010
R$/share		39.93	47.54	ON: R$31.16 / PN: R$29.82

Source: Company, CVM, Economática and BTG Pactual.
Note:
1	As of December 31st, 2010.
2	As of September 30th, 2010.
3	Excludes treasury shares.
4	Assumes a ON/PN ratio based on the average spread of ON / PN shares, during the 60 days prior to December 31st, 2010.
5	Considers the median of comparable companies trading multiples as of December 31st, 2010. Source: Factset.

Dedic GPTI Summary Valuation

Based on the fair economic value calculated using the discounted cash flow to firm methodology, Dedic GPTI shares’ value ranges from R$1.38 to R$1.57 per share. For further information on the valuation methodologies, please see Appendix C - Description of Valuation Methodologies, on page 62 of this report

Fair Economic Value (Discounted Cash Flow)(1)				Book Value

(R$ million, except price per share)				(R$ million, except price per share)
Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%	Total assets	486.3
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	(-) Total liabilities	311.1
Enterprise value	$371	$383	$397	(-) Minority interest	0.0
(-) (Net debt) net cash (3)	($184)	($184)	($184)	= Shareholders’ Equity	175.2
Equity value	$187	$199	$213	Number of shares (million)(4)	154.9
Number of shares (million)(4)	135.5	135.5	135.5	R$/share	1.13
Price per share (R$ / share)	$1.38	$1.47	$1.57

Fair Economic Value (Trading Multiples)
(R$ million, except multiples and value per share)	2011E	2012E
EBITDA	84.7	95.9
EV/EBITDA Multiple(2)	6.7x	6.6x
Enterprise value	566.6	636.3
(-) (Net debt) net cash (3)	(183.9	(183.9
Equity value	382.7	452.4
Number of shares (million)(4)	135.5	135.5
R$/share	2.82	3.34

Source: Company, CVM, Economática and BTG Pactual.
1	As of December 31st, 2010.
2	Considers the median of comparable companies trading multiples as of December 31st, 2010. Source: Factset.
3	As of August 31st, 2010, plus R$23 million as per note 4 below.
4

Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

Exchange Ratio Based on Discounted Cash Flow
Analysis of the exchange ratio based on the discounted cash flow to firm methodology

Contax				Dedic GPTI
(Fair economic value per share based on the discounted cash flow method(1). R$ million, except price per share)				(Fair economic value per share based on the discounted cash flow method(1). R$ million, except price per share)

Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%	Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	WACC (US$ nominal terms)	10.0%	10.0%	10.0%
Enterprise value	$2,143	2,217	$2,301	Enterprise value	$371	$383	$397
(-) (Net debt) net cash (2)	$90	$90	$90	(-) (Net debt) net cash (5)	($184)	($184)	($184)
Equity value	$2,233	2,307	$2,390	Equity value	$187	$199	$213
Number of ON shares (million) (3)	22.7	22.7	22.7	Number of shares (million)	135.5	135.5	135.5
Price per ON share (R$ / share) (4)	$37.64	38.88	$40.30	Price per share (R$ / share)	$1.38	$1.47	$1.57
Number of PN shares (milhões) (3)	36.7	36.7	36.7
Price per PN share (R$ / share) (4)	$37.59	38.84	$40.24
				ON:0.03425595x PN:0.03429939x
				ON:0.03779068x PN:0.03783860X
				ON:0.04172383x PN:0.04177674X

  Based on the methodology and assumptions presented the exchange ratio range between Contax and Dedic GPTI shares is between 0.03425595x and 0.04172383x for ON shares and 0.03429939x and 0.04177674x for PN shares, based on the comparison of the indicative values per share calculated for both Companies and the ratio ON/PN of Contax shares based on the VWAP of each class of share in the period of 60 days before December 31st, 2010

Source: Company, CVM, Economática and BTG Pactual.
1	As of December 31st, 2010.
2	As of September 30th, 2010.
3	Excludes treasury shares.
4	Assumes a ON/PN ratio based on the average spread of ON / PN shares, during the 60 days prior to December 31st, 2010.
5	As of August 31st, 2010, plus R$23 million as per note 6 below.
6

Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 2
Information About the Evaluator

Information About the Evaluator
As established in CVM Instruction No. 319, Banco BTG Pactual S.A. (“BTG Pactual”) represents that:

1.BTG Pactual holds no securities issued by Contax Participações S.A. (CTAX3, CTAX4 and CTXNY), based on data as of January 17th, 2011.

2.It has no direct or indirect interest in Contax, Dedic GPTI or in the Transaction, and there is no other relevant circumstance that may be considered a conflict of interest;

3.The controlling shareholder or managers of Contax and Dedic GPTI have not directed, limited, hindered or performed any act that adversely affected or may have adversely affected the access to, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions; .

4.It has no conflict of interest that may in any way restrict its capacity to arrive at the conclusions independently presented in this Valuation Report.

SECTION 3
Market and Companies' Overview

SECTION 3.A
Market and Companies' Overview
Market Overview

Brazilian Contact Center Market Overview
Brazilian Contact Center and Information Technology market presents several growth opportunities and benefits directly from positive Brazilian macroeconomic perspectives

Revenue Evolution of the Brazilian Contact Center Market
(US$ billion)

The Brazilian Contact Center Market

The Brazilian market presents a huge outsourcing potential
Brazil is gaining importance in the global scenario and already represents 7.2% of the global market
Growth should be driven by the increase in outsourcing of non-core activities by the industries that most demand contact center services (banking, telecom and retail)

Source: IDC and BRASCOM.

Brazilian Information Technology Market Overview
Brazilian Contact Center and Information Technology market presents several growth opportunities and benefits directly from positive Brazilian macroeconomic perspectives

Revenue Evolution of the Brazilian Information Technology Market
(US$ billion; annual growth %)

The Brazilian Information Technology Market	Information Technology Market Revenues, by Country
The Brazilian IT sector benefits from the following aspects:
The Brazilian IT sector combines technological expertise with an extensive knowledge of business processes for specific businesses, such as the financial sector
Global trend to play an important role in IT infrastructure in Latin America for multinational companies (ex. Unilever, Merck, Rhodia)

SECTION 3.B
Market and Companies' Overview
Contax Overview

Contax Overview
Company Overview

Brief Overview

▪ Contax Participações S.A. is one of the largest companies in corporate services in Brazil, the market leader in contact center and collection and is expanding its services portfolio to become the leading company in BPO (Business Process Outsourcing), specialized, in a comprehensive manner, in the client relationship management (CRM)

▪ Currently, the largest portion of its activity is focused in the segments of Customer Services, Debt Collection, Telemarketing, Retention, Back-office, Technology Services and Trade Marketing

▪ Contax has approximately 80 clients ans its business strategy is focused in the development of long term relationship with its clients, large corporations of different sectors that use its services, such as telecomunication, financials, utilities, services, retail, among others

▪ In September 2010, Contax had approximately 84 thousand employees distributed in 9 Brazilian states and in the Distrito Federal

Recent Events

▪ August 31st, 2010: Contax announced the acquisition of Ability Comunicação Integrada Ltda. for a price that could reach a total of R$82,474,000.00. Ability is one of Brazil’s largest and best known companies in the Trade Marketing segment, which involves the promotion and sale of products and services at points of sale, posting revenues of R$ 104 million and EBITDA of R$ 10 million in the year ended on December 31, 2009.

▪ December 17th, 2010: Contax announced a change in its Executives Board. Mr. Michel Sarkis, Contax’s Chief Financial and Investor Relations Officer will take over the position of Chief Executive Officer, previously held by Mr. James Meaney. Michel Sarkis is 41 years old and one of the first executive officers hired by Contax.

Contax Overview
Company Overview

Board of Directors and Executives Board
▪ Board of Directors	▪ Executives Board
- Fernando Antonio Pimentel Melo, Chairman	- Michel Neves Sarkis, Chief Executive, Chief Financial and Investor Relations Officer
- Pedro Jereissati, Member	- Eduardo Nunes de Noronha, Director
- Carlos Jereissati, Member	- Dimitrius Rogério de Oliveira, Director
- Cristina Anne Betts, Member
- Otavio Marques de Azevedo, Member
- Antonio Adriano Silva, Member
- Armando Galhardo Nunes Guerra Junior, Member
- Paulo Edgar Trapp, Member
- Marcel Cecchi Vieira, Member
- Sergio Francisco da Silva, Member
- Newton Carneiro da Cunha, Member
- Manuel Jeremias Leite Caldas, Member

Shareholder Structure

	Number of ON		Number of PN		Total Number of
	Shares	% of Total ON	Shares	% of Total PN	Shares	% of Total

CTX Participações S.A.	15,992,929	69.3%	3,880,666	10.6%	19,873,595	33.2%
Free float	6,694,875	29.0%	32,800,334	89.4%	39,495,209	66.1%
Treasury shares	401,796	1.7%	-	0.0%	401,796	0.7%

Total	23,089,600	100.0%	36,681,000	100.0%	59,770,600	100.0%

Contax Overview
Financial Statements: Income Statement

	Twelve months ended:			Nine months ended:
Income Statement	12/31/2007	12/31/2008	12/31/2009	09/30/2009	09/30/2010
(Values in R$ ‘000)

Gross revenue	1.475.488	1.916.115	2.335.252	1.703.692	1.898.011
Deductions	(109.673)	(141.387)	(174.233)	(127.472)	(138.451)

Net revenue	1.365.815	1.774.728	2.161.019	1.576.220	1.759.560
Cost of products sold / services rendered	(1.185.079)	(1.490.647)	(1.757.272)	(1.311.860)	(1.498.726)

Gross profit	180.736	284.081	403.747	264.360	260.834
Operating income / (expenses)	(106.031)	(138.213)	(195.126)	(144.719)	(136.403)
Selling	(23.986)	(28.488)	(27.709)	(21.143)	(19.051)
General and administrative	(62.920)	(91.049)	(138.586)	(102.599)	(98.433)
Financial	(3.546)	(50)	(15.391)	(12.021)	56
Other operating revenue / (expenses)	(15.579)	(18.626)	(13.440)	(8.956)	(18.975)

Operating result	74.705	145.868	208.621	119.641	124.431

Earnings before income taxes and social contribution	74.705	145.868	208.621	119.641	124.431
Income tax and social contribution	(24.450)	(51.370)	(70.998)	(40.559)	(51.920)
Deferred taxes	(2.881)	(2.086)	1.659	(2.385)	2.432

Minority interest	-	(3)	634	587	(366)

Net profit (losses)	47.374	92.409	139.916	77.284	74.577

Contax Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
ASSETS	12/31/2007	12/31/2008	12/31/2009	09/30/2010
(Values in R$ ‘000)
Current assets	374.248	524.083	578.322	565.023
Cash & cash equivalents	240.310	355.928	357.853	306.522
Credits (clients)	83.492	102.134	128.486	173.004
Other credits	1.371	-	-	-
Inventory	-	-	-	-
Others	49.075	66.021	91.983	85.497

Non-current assets	47.928	79.336	119.658	200.701
Deferred and recoverable taxes	17.574	25.346	26.917	39.832
Judicial deposits	17.787	35.338	53.382	81.823
Credits receivables	11.678	17.530	11.425	10.576
Financial investments	-	-	26.590	66.081
Other assets	889	1.122	1.344	2.389

Fixed assets	322.443	389.267	432.919	525.131
Investments	-	-	-	74.365
Plant, property & equipment	254.467	304.800	352.473	377.849
Intangible assets	67.976	84.467	80.446	72.917

Total Assets	744.619	992.686	1.130.899	1.290.855

Contax Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2007	12/31/2008	12/31/2009	09/30/2010
(Values in R$ ‘000)
Current liabilities	290.098	411.393	556.180	501.585
Short-term loans and financing	300	14.219	55.070	61.359
Debentures	-	-	-	-
Suppliers	72.466	76.847	77.033	69.933
Taxes payable	38.990	68.749	92.703	85.906
Dividend payable	14.271	51.364	92.190	3.192
Provisions	-	-	-	-
Related parties	-	-	-	-
Others	164.071	200.214	239.184	281.195

Long term liabilities	175.325	296.516	230.616	379.204
Long-term loans and financing	100.060	203.750	149.521	219.523
Debentures	-	-	-	-
Provisions	46.860	64.151	59.921	85.594
Related parties	-	-	-	-
Others	28.405	28.615	21.174	74.087

Minority interest	-	2.079	1.446	1.810

Shareholders’ Equity	279.196	282.698	342.657	408.256
Capital stock	223.873	223.873	223.873	223.873
Capital reserves	9.254	29	19.639	13.634
Income reserves	57.153	69.880	99.145	96.172
Accumulated profit / losses	(11.084)	(11.084)	-	74.577

Total Liabilities and Shareholders’ Equity	744.619	992.686	1.130.899	1.290.855

SECTION 3.C
Market and Companies' Overview
Dedic GPTI Overview

Dedic GPTI Overview
Company Overview

Brief Description
▪ Founded in 2002, Dedic is currently one of the largest Brazilian contact center companies
▪ Part of Grupo Portugal Telecom,
▪ Serves clients from telecom, financials, utilities, services and other sectors
▪ As of March 2010, Dedic acquired all shares issued by GPTI, one of the largest provider of Information Technology (IT) solutions and Business Process Outsourcing (BPO) in Brazil, creating DEDIC GPTI

▪ GPTI: one of the largest providers of Information Technology solutions in the Brazilian market, offering a complete portfolio of solutions, which includes development of systems, network management and IT infrastructure, applications, training, business processing and IT and integrated practices (ITO and BPO).

Recent Events

▪ February 8th, 2010: Portugal Telecom announced the acquisition of 100% of GPTI SA (“GPTI”), a player with a large experience in the Information Systems (IS) and Information Technology (IT) services market in Brazil. The acquisition was concluded with the issuance of new shares by Dedic, a PT subsidiary which operates in the Brazilian contact center market.

▪ March 2010: Dedic assumed full control of GPTI

Dedic GPTI Overview
Company Overview

Board of Directors and Executives Board
▪ Board of Directors	▪ Executives Board
- Shakhaf Wine, Chairman	- Paulo Neto Leite, Chief Executive Officer
- Fábio Carlos Pereira, Vice President	- André Halm Gomes Costa, Chief Financial Officer
- Paulo Luís Neto de Carvalho Leite, Member	- Renato Bufálo, Contact Center Administrative Director
- Fabiana Faé Vicente Rodrigues, Member	- Edson Moreno, IT Administrative Director

Shareholder Structure[1]

Current			Post Transaction with Minority Shareholder

	Number of Shares	% of Total Capital		Number of Shares	% of Total Capital
Portugal Telecom Brasil S.A.	135,519,119	87.5%	Portugal Telecom Brasil S.A.	135,519,119	100.0%
Fabio Carlos Pereira	19,359,874	12.5%	Total	135,519,119	100.0%
Total	154,878,993	100.0%

Source: Company
1	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

Dedic GPTI Overview
Financial Statements: Income Statement

	Twelve months period ended:			Eight months period ended:
Income Statement	12/31/2007	12/31/2008	12/31/2009	08/30/2010
(Values in R$ ‘000)

Gross revenue	290.715	331.353	434.315	417.404
Deductions	(21.048)	(23.506)	(32.755)	(30.532)

Net revenue	269.667	307.847	401.560	386.872
Cost of products sold / services rendered	(242.304)	(253.245)	(330.590)	(316.105)

Gross profit	27.363	54.602	70.970	70.767
Operating income / (expenses)	(29.642)	(43.593)	(57.725)	(63.569)
Selling	(4.467)	(3.046)	(2.925)	(4.223)
General and administrative	(25.175)	(40.450)	(55.504)	(59.396)
Equity interest	-	-	-	-
Other operating income / (expenses)	-	(97)	704	50

Earnings before financial result	(2.279)	11.009	13.245	7.198
Financial income	7.603	12.600	3.074	1.944
Financial expenses	(21.306)	(27.730)	(17.686)	(14.018)

Operating result	(15.982)	(4.121)	(1.367)	(4.876)
Non-operating result	(923)	-	-	-

Earnings before income tax and social contribution	(16.905)	(4.121)	(1.367)	(4.876)
Income tax and social contribution	(761)	(912)	-	(35)
Deferred income tax and social contribution	8.015	15.772	(2.106)	1.687

Net profit (loss)	(9.651)	10.739	(3.473)	(3.224)

Dedic GPTI Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
ASSETS	12/31/2007	12/31/2008	12/31/2009	08/31/2010
(Values in R$ ‘000)
Current assets	51.279	58.194	67.463	165.650
Cash & cash equivalents	22.654	4.524	3.169	15.746
Credits (clients)	18.003	41.819	49.628	127.768
Recoverable taxes	4.335	4.518	5.077	8.843
Deferred taxes	1.811	3.332	853	-
Prepaid expenses	25	681	2.298	8.345
Other credits	4.451	3.320	6.438	4.948

Non-current assets	23.403	39.792	46.534	49.583
Judicial deposits	1.941	4.181	6.245	8.630
Recoverable taxes	2.368	2.266	6.570	4.694
Deferred taxes	19.094	33.345	33.719	36.259

Fixed assets	49.411	88.054	112.261	271.028
Plant, properties and equipment	49.078	68.797	88.571	108.715
Intangible assets	-	19.257	23.691	162.313
Deferred assets	333	-	-	-

Total Assets	124.093	186.040	226.258	486.261

Dedic GPTI Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2007	12/31/2008	12/31/2009	08/31/2010
(Values in R$ ‘000)
Current liabilities	52.243	79.920	91.997	143.500
Short-term loans and financing	12.580	2.771	353	15.475
Suppliers	6.688	21.118	12.612	20.556
Taxes recoverable	2.043	3.189	4.159	7.268
Installment payment of taxes	780	981	916	2.831
Wages, provisions and social contributions	23.345	29.213	39.163	70.991
Advances from clients	-	-	-	1.513
Other liabilities	-	-	-	340
Related companies	6.807	22.648	34.794	24.526

Long-term liabilities	81.140	104.671	83.208	167.604
Long-term loans and financing	56.606	60.383	-	-
Suppliers	-	2.917	8.439	6.904
Contingencies provisions	13.459	14.423	11.899	18.913
Installment payment of taxes	5.075	4.014	4.600	9.347
Related companies	6.000	22.934	58.270	132.440

Shareholders’ Equity	(9.290)	1.449	51.053	175.157
Capital stock	87.928	87.928	141.005	262.487
Capital reserves	-	-	-	5.846
Accumulated profit / losses	(97.218)	(86.479)	(89.952)	(93.176)

Total Liabilities and Shareholders’ Equity	124.093	186.040	226.258	486.261

SECTION 4
General Assumptions

General Assumptions
Macroeconomic Assumptions
The macroeconomic assumptions reflect Banco Central’s Focus report estimates as of December 31st 2010, except otherwise indicated

Macroeconomic Assumptions	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E

Gross Domestic Product
GDP Real Growth	7.6%	4.5%	4.5%	4.6%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%

Inflation
IPCA	5.9%	5.4%	4.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGPM	11.3%	5.7%	4.7%	4.6%	4.6%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
U.S. Inflation (CPI) (1)	1.5%	1.0%	1.9%	2.5%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%

FX rates
R$/US$ FX rate – Average	1.76	1.73	1.80	1.85	1.89	1.92	1.95	1.98	2.01	2.05	2.08
R$/US$ FX rate – End of period	1.67	1.75	1.82	1.86	1.90	1.93	1.96	2.00	2.03	2.06	2.10

Interest rate
Average SELIC	9.9%	12.1%	11.3%	10.5%	10.0%	9.8%	9.8%	9.8%	9.8%	9.8%	9.8%

Since Focus estimates are published for the next 5 years, following the sixth year the estimates were maintained constant at the same levels of the fifth year, except for FX rates, which were adjusted to reflect the maintenance of the purchase power parity between Brazil and U.S. currencies

Source: Banco Central’s Focus report as of December 31st 2010
Notes:
1	Source: Economist Intelligence Unit, as of December 31st 2010

SECTION 5
Contax Valuation

SECTION 5.A
Contax Valuation
Discounted Cash Flow

General Considerations on the Valuation
BTG Pactual evaluated Contax based on the discounted cash flow to firm ("FCFF") methodology

Valuation Methodology
▪ Unlevered cash flow method
-	Projection of unlevered cash flows
-	Cash flows are discounted by company’s weighted average cost of capital (WACC), when calculating its present value

Information Sources
▪ BTG Pactual used, for the purposes of the valuation, the operating and financial projections provided and / or discussed with Contax management, in R$ nominal terms

Currency
▪ Projection in R$, in nominal terms
▪ The unlevered cash flow is converted yearly into US$ before it is discounted

Discounted cash flow
▪ Data base: December 31st 2010; cash flows are discounted to present value to December 31st 2010
▪ Projections horizon: 2011 to 2020
▪ Assumes cash flows are generated over the year (“mid-year convention”)
▪ Discounted cash flows are in US$, in nominal terms

Main Assumptions
BTG Pactual considered, for purposes of the calculation of the fair economic value, operating and financial estimates supplied and/or discussed with Contax management team

Macroeconomic	▪ Banco Central’s Focus report dated December 31st, 2010 and Economist Intelligence Unit dated December 31st, 2010

Revenue growth	▪ 2011 growth was based in the expected growth in volume on existing clients and in new services and clients currently in Company’s commercial pipeline
▪ Revenues from 2012 to 2014 were estimated based on expected market growth for each business
▪ Revenues from 2015 to 2020 assume a 5.0% y.o.y. growth in nominal terms, based on Company’s estimates

Operating costs and expenses(1)	▪ Assumes a slight decrease in EBITDA margin in 2010 and 2011, mainly due to specific factors that generated lower productivity in operations
▪ After 2012 Company expects margins recovery, given new initiatives to increase productivity in main clients
▪ After 2012 Company expects stable margins, with limited efficiency gains in the long-term

Investments	▪ Projected based on the ammount needed to restore the assets depreciation and to meet Company’s growing need for operating infrastructure each year
▪ In 2011 larger investments are expected in the replacement of a relevant technology platform and transfer of operations to the Northeast

Working capital
▪ According to Company’s estimates, based on historical days receivable and payable

Terminal value	▪ Gordon perpetuity growth model(2), in 2020
▪ Assumes perpetuity growth rate ranges from 1.5% to 2.5% in US$ nominal terms

Discount rate	▪ Calculated based on: (i) Contax de-levered beta, (ii) target capital structure based on discussions with Company’s management team, (iii) country risk and (iv) equity market risk premium(3)

Note:
1	Costs herein contemplated were projected without considering depreciation and amortization expenses.
2	Estimated based on the free cash flow of the last projection year, increased by the growth expectancy, using the Constant Growth Model or Gordon Model as per the equation demonstrated in Appendix C.
3	Long-term equity market risk premium estimated on historical basis. Source: 2009 Ibbotson report.

Operating and Financial Summary Projections
Net Revenues and Gross Profit

Net Revenues (R$ million)
CAGR (2010E-2020E): 6.6%

Gross Profit (R$ million) and Gross Margin[1]
CAGR (2010E-2020E): 6.6%

Note:
1) Excludes depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Costs

Operating Costs (R$ million)
CAGR (2010E-2020E): 6.6%

Operating Costs Composition (% of Total)

Note: figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Expenses and EBITDA

Operating Expenses (R$ million) and % of Net Revenues

EBITDA (R$ million) and EBITDA Margin

Note: figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Investments and Depreciation
Investments (R$ million)

Depreciation and Amortization (R$ million)

Valuation
Discounted Cash Flow

Free Cash Flow to Firm (R$ million, except otherwise indicated)

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	Perpetuity

Earnings before interest and taxes (EBIT)	236	290	301	310	308	307	312	369	411	427	427
(-) Taxes	(80)	(99)	(102)	(105)	(105)	(104)	(106)	(126)	(140)	(145)	(145)
Net operating profit after taxes (NOPAT)	156	191	199	205	204	203	206	244	271	282	282
(+) Depreciation and amortization	105	122	146	170	196	223	245	215	202	217	217
(+/-) Working capital variation	18	18	18	17	12	13	14	14	15	16	16
(-) Investments	(313)	(126)	(177)	(186)	(193)	(199)	(205)	(211)	(221)	(232)	(232)

Free cash flow to firm (R$ mm)	(34)	206	185	206	219	240	259	262	267	282	282
Free cash flow to firm (US$ mm)	(20)	114	100	109	114	123	131	130	131	136	136

Fair Economic Value based on the Discounted Cash Flow to Firm Methodology
The fair economic value range of Contax shares calculated based on the discounted cash flow methodology, as of 12/31/2010, is from R$37.64 to R$40.30 per ON share and from R$37.59 to R$40.24 per PN share (1)

Perpetuity growth rate (US$ nominal terms)	1.50%	1.75%	2.00%	2.25%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	10.0%	10.0%
Enterprise value (R$ million)	$2,143	$2,179	$2,217	$2,258	$2,301
(-) (Net debt) net cash (R$ million)	$90	$90	$90	$90	$90
Equity value (R$ million)	$2,233	$2,269	$2,307	$2,347	$2,390
Number of ON shares (million)	22.7	22.7	22.7	22.7	22.7
Price per ON share (R$ / share)	$37.64	$38.24	$38.88	$39.57	$40.30
Number of PN shares (million)	36.7	36.7	36.7	36.7	36.7
Price per PN share (R$ / share)	$37.59	$38.20	$38.84	$39.52	$40.24
Ratio ON / PN share price (2)	1.001	1.001	1.001	1.001	1.001

Source: Company, financial statements as of 09/30/2010 and BTG Pactual
1	Assumes a range in perpetuity growth rate from 1.5% to 2.5% in US$ nominal terms
2	Assumes a ON/PN ratio based on the average spread of ON / PN shares, based on the VWAP during the 60 days prior to December 31st, 2010.

SECTION 5.B
Contax Valuation
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples
The value of Contax share price ranges from R$39.93 to R$47.54 per share, based on comparable companies 2011 and 2012 EV/EBITDA trading multiples

Fair economic value based on the comparable companies trading multiples method
(R$ million, except price per share)
	2011E	2012E
EBITDA	341.1	412.0
EV/EBITDA Multiple (1)	6.7x	6.6x
Enterprise value	2,280.7	2,732.8
(-) (Net debt) net cash (2)	89.7	89.7
Equity value	2,370.5	2,822.5
Number of shares (million)(3)	59.4	59.4
R$/share	39.93	47.54

Source: Company and BTG Pactual
Note:
1	Considers the median of trading multiples of comparable companies as of December 31st 2010. Details on the calculation of negotiation multiples is detailed in Appendix B - Comparable Companies Trading Multiples, page 60 of this report. Source: Factset.
2	As of September 30th 2010.
3	Excludes treasury shares.

SECTION 5.C
Contax Valuation
Accounting Book Value

Accounting Book Value
Contax value is R$6.88 per share, based on its accounting book value

Book Value
As of September 30th 2010
(R$ million, except otherwise indicated)

Total assets	1,290.9
(-) Total liabilities	880.8
(-) Minority interest	1.8
= Shareholders’ equity	408.3

Number of shares (million)(1)	59.4

R$/share	6.88

Source: CVM and Company.
Note:
1	Excludes treasury shares

SECTION 5.D
Contax Valuation
Volume Weighted Average Price

Volume Weighted Average Price
Price evolution of Contax shares negotiated in the BOVESPA

(Price in R$ per share and volume in R$ million)

ON Shares (CTAX3)	PN Shares (CTAX4)

Source: CVM and Economática, as of Decemeber 31st 2010. Prices are adjusted for dividends and corporate events.
Note: number of shares excludes treasury shares.

Volume Weighted Average Price
Volume weighted average price of Contax shares negotiated in the BOVESPA

(R$, except otherwise indicated)

	ON Shares	PN Shares	Total Shares
12 months prior to 12-31-10 (included)
VWAP	29.594	25.292
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	671.4	927.7	1,599.1

6 months prior to 12-31-10 (included)
VWAP	31.042	26.607
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	704.3	976.0	1,680.2

3 months prior to 12-31-10 (included)
VWAP	31.164	29.817
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	707.1	1,093.7	1,800.8

2 months prior to 12-31-10 (included)
VWAP	31.036	30.997
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	704.1	1,137.0	1,841.1

1 month prior to 12-31-10 (included)
VWAP	30.663	31.136
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	695.7	1,142.1	1,837.8

Source:	CVM and Economática, as of December 31st 2010. Prices are adjusted for dividends and corporate events.
Note:
(1)	Number of shares excludes treasury shares
(2)	VWAP of ON and PN shares, calculated based on the market value divided by total shares

SECTION 6
Dedic GPTI Valuation

SECTION 6.A
Dedic GPTI Valuation
Discounted Cash Flow

General Considerations on the Valuation
BTG Pactual evaluated Dedic GPTI based on the discounted cash flow to firm ("FCFF") methodology

Valuation Methodology
▪ Unlevered cash flow method
-	Projection of unlevered cash flows
-	Cash flows are discounted by company’s weighted average cost of capital (WACC), when calculating its present value

Information Sources
▪ BTG Pactual used, for the purposes of the valuation, the operating and financial projections provided and / or discussed with companies’ management teams, in R$ nominal terms

Currency
▪ Projection in R$, in nominal terms
▪ The unlevered cash flow is converted yearly into US$ before it is discounted

Discounted cash flow
▪ Data base: December 31st 2010; cash flows are discounted to present value to December 31st 2010
▪ Projections horizon: 2011 to 2020
▪ Assumes cash flows are generated over the year (“mid-year convention”)
▪ Discounted cash flows are in US$, in nominal terms

Main Assumptions
BTG Pactual considered, for purposes of the calculation of the fair economic value, operating and financial estimates supplied and/or discussed with Dedic GPTI management teams

Macroeconomic	▪ Banco Central’s Focus report dated December 31st, 2010 and Economist Intelligence Unit dated December 31st, 2010

Revenue growth	▪ Dedic:
▪ Projections based on Company’s pipeline for 2011 and market growth for 2012, 2013 and 2014
▪ Revenues from 2015 to 2020 assume 5% y.o.y. growth rate in nominal terms
▪ Revenue / Service Station (“PA”) grows according to inflation y.o.y.
▪ Assumes an important contract cancellation at the end of 2012
▪ GPTI:
▪ Projections based on Company’s pipeline, market growth and growth with cross-selling of products

Operating costs and expenses(1)	▪ Dedic:
▪ Gross margin gains deriving from higher operating efficiency and consequently reduction of the average number of employees per service station (PA)
▪ Higher operating efficiency throughout the projection period
▪ GPTI:
▪ Gross margin evolution according to efficiency gains and change in mix
▪ Gains with dilution of operating expenses

Investments	▪ Dedic: expansion investments realized one year in advance (R$20.6 thousand per new PA) and maintenance investments based on the number of PAs in the previous year (R$3.2 thousand per existing PA)
▪ GPTI: investments projected based on the needs per service line

Working capital	▪ According to Company’s estimates, based on historical days receivable and payable for both Dedic and GPTI

Terminal value	▪ Gordon perpetuity growth model(2), in 2020
▪ Assumes perpetuity growth rate ranges from 1.5% to 2.5% in US$ nominal terms

Discount rate	▪ Calculated based on: (i) Dedic GPTI de-levered beta, (ii) target capital structure based on discussions with Companies’ management teams, (iii) country risk and (iv) equity market risk premium(3)

Note:
1	Costs herein contemplated were projected without considering depreciation and amortization expenses.
2	Estimated based on the free cash flow of the last projection year, increased by the growth expectancy, using the Constant Growth Model or Gordon Model as per the equation demonstrated in Appendix C.
3	Long-term equity market risk premium estimated on historical basis. Source: 2009 Ibbotson report.

Operating and Financial Summary Projections
Revenue and Costs

Net Revenue (R$ million)

Operating Costs (R$ million)[1]

Note: assumes an important contract cancellation at the end of 2012.
1) Excludes depreciation and amortization expenses.

Operating and Financial Summary Projections
Gross Profit and Gross Margin
Gross Profit (R$ million)

Gross Margin (% of Net Revenue)

Note: assumes an important contract cancellation at the end of 2012.
Figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Expenses and % of Net Revenue
Operating Expenses (R$ million)

Operating Expenses (% of Net Revenue)

Note: assumes an important contract cancellation at the end of 2012.
Figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
EBITDA and EBITDA Margin
EBITDA (R$ million)

EBITDA Margin

Note: assumes an important contract cancellation at the end of 2012.

Operating and Financial Summary Projections
Investments and Depreciation
Investments (R$ million)

Depreciation and Amortization(1) (R$ million)

Note: assumes an important contract cancellation at the end of 2012.
1	Considers the amortization of the goodwill from GPTI acquisition in 5 years.

Valuation
Discounted Cash Flow

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	Perpetuity

Earnings before interest and taxes (EBIT)	26	2(1)	12	25	42	69	71	76	83	91	91
(-) Taxes	(9)	(7)	(8)	(9)	(14)	(23)	(24)	(26)	(28)	(31)	(31)
Net operating profit after taxes (NOPAT)	17	(5)	4	16	27	46	47	50	55	60	60
(+) Depreciation and amortization	59	65	59	59	49	29	34	36	37	37	37
(+/-) Working capital variation	(24)	(11)	18	(12)	(6)	(6)	(7)	(7)	(7)	(8)	(8)
(-) Investments	(35)	(14)(2)	(41)	(30)	(34)	(36)	(38)	(40)	(42)	(44)	(44)

Free cash flow to firm (R$ mm)	17	34	41	32	37	32	36	40	43	46	46
Free cash flow to firm (US$ mm)	10	19	22	17	19	16	18	20	21	22	22
Fair Economic Value based on the Discounted Cash Flow to Firm Methodology
The fair economic value of Dedic GPTI shares calculated based on the discounted cash flow methodology, as of 12/31/2010 ranges from R$1.38 to R$1.57 per share(3)
Perpetuity growth rate (US$ nominal terms)	1.50%			1.75%		2.00%		2.25%			2.50%
WACC (US$ nominal terms)	10.0%			10.0%		10.0%		10.0%			10.0%
Enterprise value (R$ million)	$371			$377		$383		$390			$397
(-) (Net debt) net cash (R$ million) (4)	($184)			($184)		($184)		($184)			($184)
Equity value (R$ million)	$187			$193		$199		$206			$213
Number of shares (million)	135.5			135.5		135.5		135.5			135.5
Price per share (R$ / share)	$1.38			$1.42		$1.47		$1.52			$1.57

Source: Company, financial statements as of 08/30/2010 and BTG Pactual. Note: assumes an important contract cancellation at the end of 2012.
1	Considers approximately R$29 million in non-recurring expenses with cancellation costs of an important contract at the end of 2012.
2	Considers approximately R$29 milllion of asset sale (at cost) as a result of the cancellation of an important contrat at the end of 2012.
3	Assumes a range in perpetuity growth rate from 1.5% to 2.5% in US$ nominal terms.
4	As of August 31st 2010, plus R$23 milllion as per note below.
5	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 6.B
Dedic GPTI Valuation
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples
The value of Dedic GPTI share price ranges from R$2.82 to R$3.34 per share, based on comparable companies 2011 and 2012 EV/EBITDA trading multiples

Fair economic value based on the comparable companies trading multiples method
(R$ million, except price per share)
	2011E	2012E
EBITDA	84.7	95.9
EV/EBITDA Multiple (1)	6.7x	6.6x
Enterprise value	566.6	636.3
(-) (Net debt) net cash (2)	(183.9)	(183.9)
Equity value	382.7	452.4
Number of shares (million)	135.5	135.5
R$/share	2.82	3.34

Source: Company and BTG Pactual
1	Considers the median of trading multiples of comparable companies as of December 31st 2010. Details on the calculation of negotiation multiples is detailed in Appendix B - Comparable Companies Trading Multiples, page 60 of this report. Source: Factset.
2	As of August 31st 2010, plus R$23 milllion as per note below.
3	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 6.C
Dedic GPTI Valuation
Accounting Book Value

Accounting Book Value
Contax value is R$6.88 per share, based on its accounting book value

Book Value
As of September 30th 2010
(R$ million, except otherwise indicated)

Total assets	1,290.9
(-) Total liabilities	880.8
(-) Minority interest	1.8
= Shareholders’ equity	408.3

Number of shares (million)(1)	59.4

R$/share	6.88

Source: CVM and Company.
Note:
1	Excludes treasury shares

Accounting Book Value
Dedic GPTI value is R$1.13 per share, based on its accounting book value

Book Value
As of August 31st 2010
(R$ million, except otherwise indicated)

Total assets	486.3
(-) Total liabilities	311.1
(-) Minority interest	0.0
= Shareholders’ equity	175.2

Number of shares (million)	154.9

R$/share	1.13

Source: Company.
Note
1	.	Book value as of August 31st 2010, before the transaction between the Company and Mr. Fábio Carlos Pereira

APPENDIX A
Companies' Weighted Average Cost of Capital (WACC)

Companies' Weighted Average Cost of Capital (WACC)

Beta Analysis
Companies in the Sector	Price per Share (Local Currency)	# of Shares (million)	Market Value (Local Cy million)	Net Debt (Local Cy million)	Debt/ Market Value (%)	Tax Rate (%)	Leverage Factor (1)	Leveraged Beta (2)	Unlevered Beta(3)
Contax Participacoes Sa	32.0	59.4	1,899.2	(91.7)	0.0%	34.0%	1.00	0.43	0.43
Teleperformance	25.6	56.5	1,448.4	(40.8)	0.0%	33.3%	1.00	0.63	0.63
Convergys Corporation	13.8	121.8	1,675.2	36.9	2.2%	40.0%	1.01	1.35	1.33
Sykes Enterprises, Incorporated	19.9	46.9	931.9	(206.1)	0.0%	40.0%	1.00	0.98	0.98
TeleTech Holdings Inc.	20.7	59.1	1,224.9	(156.8)	0.0%	40.0%	1.00	0.95	0.95
Telegate AG	7.6	21.2	161.4	(57.9)	0.0%	29.4%	1.00	0.47	0.47
TIVIT Terceirização de Tecnologia e Serviços S/A	19.2	89.0	1,708.6	120.5	7.1%	34.0%	1.05	0.47	0.45
Average									0.75

Weighted Average Cost of Capital (WACC)
Cost of Equity - Ke (US$ in nominal terms)		Weighted Average Cost of Capital (WACC, US$ in nominal terms)
U.S. risk free rate (Rf)(4)	3.2%	Pre tax cost of debt (US$ in nominal terms)	10.0%
Country risk premium(5)	2.0%	Post tax cost of debt (US$ in nominal terms)	6.6%
Risk premium expected for the equity market (PRm)(6)	6.5%
Unlevered beta	0.75	Target Debt / (Debt + Equity)	30.0%
Tax rate	34.0%	Target Equity / (Debt + Equity)	70.0%
Targe capital structure (Debt / Equity)	30.0%
Leveraging factor	1.28	Weighted Average Cost of Capital (WACC, US$ in nominal terms)(9)	10.0%
“Re-levered“ beta(7)	0.96
Cost of Equity - Ke (US$ in nominal terms)(8)	11.5%

Source: Bloomberg and Capital IQ as of December 31st 2010.
Notes:
1	Leveraging factor = (1+((1- marginal tax rate) * % debt / equity).
2	Levered beta: result from regression analysis based on share price and the benchmark index in the last 104 weeks. Source: Capital IQ.
3	Unlevered beta = Levered beta / Leveraging factor.
4	U.S. risk free rate is calculated based on teh average return of U.S. 10-year treasury bond over the last 12 months ended December 31st 2010.
5	Country risk premium (CPR) calculated based in the average of EMBI+ Brasil in the last 12 months ended December 31st 2010.
6	Long term equity market risk premium estimated based on historial data. Source: 2009 Ibbotson report.
7	“Re-levered” beta: (Unlevered Beta * Leveraging factor).
8	Cost of equity (Ke) = U.S. risk free rate + “re-levered” beta * (equity market risk premium) + country risk premium.
9	Weighted average cost of capital (WACC) = post tax cost of debt * [debt /(debt + equity)] + cost of equity * [equity / (debt + equity)].

APPENDIX B
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples

				EV / EBITDA
In USD million, except price per share	Price per Share (US$)	Market Value	Enterprise Value	2011E	2012E

Convergys Corp.	13.75	1,675.2	1,903.7	6.5x	6.0x
Sykes Enterprises Inc.	19.89	931.9	728.5	5.6x	7.0x
Teletech Holdings Inc.	20.72	1,224.9	1,071.1	6.8x	6.6x
Tivit Terceirizacao de Processos Servicos e Tecnologia S/A	11.43	1,016.9	1,088.0	7.0x	n.d.

			Average	6.5x	6.5x
			Median	6.7x	6.6x

Source: Factset, as of December 31st 2010. Estimates based on market consensus

Description of the Comparable Companies
To evaluate the companies based on comparable companies trading multiples, it was used as reference Brazilian and international comparable companies

Convergys Corp.
•	North American company focused on payables outsourcing and services and solutions management.

Sykes Enterprises Inc
•	North American company focused on IT outsourcing

TeleTech Holdings Inc
•	TeleTech offers outsourcing services around the World. The company operates mainly in two segments: (i) client management; and (ii) Marketing
•	Database Marketing and Consultancy

Tivit
•	Tivit is one of the first Brazilian companies to offer integrated services of IT, Systems and BPO - Business Process Outsourcing

APPENDIX C
Description of Valuation Methodologies

Valuation Model Structure
Method for the construction of the Free Cash Flow to Firm (FCFF)

Gross Revenue
Deductions
Net Revenue
Operating Costs and Expenses
EBITDA
Unlevered Cash Flow
WACC
(-) Cost of goods sold
(-) sales and marketing expenses
(-) other expenses
EBITDA
(+/-) working capital variation
(-) CAPEX
(-) Taxes
Present Value of Unlevered Cash Flows
Present Value of Terminal Value
Perpetuity of Unlevered Cash Flow
Management's operating assumptions
Company's Fair Economic Value
(-) Net debt
(-) Liquid contingencies
Present Value of Shares

WACC Calculation

WACC was calculated with the combination of cost of equity (Ke) and cost of debt (Kd) estimated for the company under analysis, considering a target capital structure

  Ke was estimated by the evaluator based on the CAPM - Capital Asset Pricing Model, adjusted for country’s risk
  Kd was estimated by the evaluator considering the credit risk and debt capital markets current dynamics

Constant Growth Model or Gordon Model
The Constant Growth Model or Gordon Model was used when calculating the perpetuity

			• FCF(n):	Free cash flow in the last projected year
FCF(n) x (1+g) WACC - g
Perpetuity	=		• “g”:	Constant perpetuity growth rate of cash flows during the period after projections

			• WACC:	Weighted average cost of capital using company’s target capital structure

Comparable Companies Trading Multiples
Assesses the company’s value based on market multiples of other publicly traded companies with similar financial and operating characteristics

Once the universe of comparable companies is selected, company’s implied firm and equity values are calculated by multiplying its metrics (eg net income, EBITDA) by the respective multiples of the universe of comparables

The value of comparable companies typically do not incorporate control premiums reflected in mergers and acquisitions transactions involving comparable companies

The key element in the comparable companies analysis is to identify the comparability and relevance

A good comparable is the one that has operating and financial characteristics similar to the company under evaluation

Examples of operating characteristics: industry expertise, products, markets, customers, seasonality and cyclicality

Examples of financial characteristics: size, leverage, shareholder base, growth and margins

APPENDIX D
Terms and Definitions Used in the Valuation Report

Terms and Definitions Used in the Valuation Report

  Beta: index that measures the non-diversifiable risk of a stock. Beta measures the relationship between the return of a stock and the market return. Thus, the risk premium will always be multiplied by this coefficient, demanding a higher premium for risk the higher is the change in stock prices versus market return
  Call center / contact center: service centers designed to connect with consumers in an active (connection made from the company to the customer) or receptive (from the client to the company), using telephone or other communication channels. Contact center is the broader term, which includes contact by email, fax, chat and voice over IP, for example.
  Capex: capital expenditures, or maintenance and/or capacity expansion investments
  CAPM: capital asset pricing model
  EBIT: earnings before interest and taxes
  EBITDA: earnings before interest, taxes, depreciation and amortization
  FCFF: free cash flow to firm
  LTM: last twelve months
  NOPAT: net operating profit after taxes
  PA: position or service station. It consists of the physical installation (desk, computer, telephones, etc.) used by call center operators.
  Spread: price ratio among two different stocks.
  VWAP: volume weighted average price
  WACC: weighted average cost of capital

APPENDIX E
Additional Statements and Information

Additional Statements and Information

This Valuation Report was prepared by Banco BTG Pactual S.A. under the solicitation of Contax Participações S.A. (“Contax”), in the context of a incorporation of the total shares issued by Mobitel S.A. (“Dedic GPTI”) by Contax (“Transaction”), for which BTG Pactual was hired to evaluate the shares of Contax and Dedic GPTI, according to the Law 6.404, of December 15, 1976 and Instruction CVM 319, of December 3, 1999.

The BTG Pactual states that the information presented herein are updated in relation to the limit date of January 25th 2011.

The BTG Pactual highlights that its services does not include advisement of any nature, such as Legal or Accounting. The content of this material is not and shall not be considered a promise or a guarantee in relation to the past or future, neither be considered a price recommendation for the Transaction.

The BTG Pactual highlights that the Valuation of the companies was made in a segregated manner, disregarding possible impacts related to the Transaction, and disregarding possible synergies positives or negatives created by the combination with Contax.

The information obtained by BTG Pactual from public sources or from sources that to the best of BTG Pactual’s knowledge was considered trustable, has been including financial statements made available on September 30th, 2010 regarding Contax and August 31st, 2010 regarding Dedic GPTI, which was audited by the independent auditors of the Companies. Delloitte Touche Tohmatsu in both cases. The BTG Pactual has obtained information from public sources which was considered trustable, however the BTG Pactual didn’t make an independent verification of such information and of information received from the Companies or from the third-parties hired by the Companies, either assumes responsibilities for the precision, accuracy or completeness of such information.

The Companies, through professionals designated, has made available information related to data, projections, assumptions and forecast related to the Companies and to markets on which the Company was operating used in this Valuation Report. The companies will be referenced in this Valuation Report jointly as “Information Suppliers”

The BTG Pactual has based its analysis in the information mentioned above and on discussions with the professionals of the Companies and other representatives of the Companies, and the BTG Pactual didn’t verified independently any information publicly available or furnished to BTG Pactual in the preparation of this Valuation Report. The BTG Pactual does not express any opinion about the reliability of the information mentioned and highlights that any errors or changes of that information could affect significantly the BTG Pactual’s analyses.

During the development of our work, we run analyses procedures when it was necessary. However, we highlight that our work of Valuation didn’t intend to be an audit of financial statements or of any other information furnished by the Information Suppliers, and it cannot be considered such as. Our work took into account the relevance of each item, so, the Information Suppliers has assumed fully responsibility for the information furnished to BTG Pactual.

In the preparation of the present Valuation Report, the BTG Pactual has adopted as assumption, with express consent of the Information Suppliers, the reliability , accuracy, veracity, completeness, sufficiency and integrity of all data which was furnished our discussed, so BTG Pactual does not assumes, neither has realized any physical inspection of any asset or property, and has not made any independently valuation of the asset and debt of the Companies, or about the Companies solvency, considering as consistent the information used in the Valuation Report, the Information Suppliers has taken the responsibility, including for its employees, partners and representatives, for everything which was furnished or discussed with BTG Pactual.

Additional Statements and Information

The information related to data, forecast, assumptions and estimates, related to the Companies and its markets, used or included in this Valuation Report, has been based in certain groups of report and presentation layout which can be considerably different from the group of accounts presented by the Companies in the preparation of its financial statements. This procedure was adopted in order to permit that the forecast presented was consistent with the group of account reported in the management financial statements furnished. Occasional Differences in group of account does not have impact over the results

All the information, estimates and forecast herein included are those used and presented by the Information Suppliers, adjusted by BTG Pactual, at its sole discretion, related to reasonableness, and are assumed as being based in best valuation of Information Suppliers and of its administration in relation to the evolution of the Companies and its markets of operation.

Except if otherwise expressly presented, as indicated in writing in specific notes or references, all data, previous information, market information, forecast, projection and assumptions, included, considered, used or presented in this Valuation Report are those presented by the Information Suppliers to BTG Pactual.

The information herein contained, related to the accountant position and financial position of the Companies and the Market, are those available on January 25th, 2011. Any changes in those positions can affect the results of this Valuation Report. The BTG Pactual does not assume any obligation of updating, reviewing or amending this Valuation Report, as result of disclosure of any subsequent information in relation to January 25th, 2011 or as result of any other subsequent event.

There is no guarantee that the assumptions, estimates, forecast, partial or total results or conclusion used or presented in this Valuation Report will be effectively reached or verified, in part or in whole. The future results of the Companies can be different from the results included in the forecast, and those results can be significant, as result of several factors, including, but not limited to, changes in the market conditions. The BTG Pactual does not assume any responsibility related to such differences.

This Valuation Report was generated according to the economic and market conditions, among others, available in da date of its elaboration, so the conclusion presented are subject to variations of several factors on which the BTG Pactual does not have any control.

The sum of individuals values presented in the Valuation Report can be different from the sum presented due to rounding of values.

To perform the work, the BTG Pactual adopted as assumption that all the governmental, regulatory approvals, or other of any nature, and exemption, amendments or renegotiation of any agreement necessary to the Transaction was or will be obtained, and no modification necessary to those acts will cause any adverse patrimonial impact to the Companies or reduce those the benefits targeted by the Transaction.

This Valuation Report was prepared in accordance to the Law 6404, December 15, 1976, and to the Instruction CVM 319, December 3, 1999, however it does not intends to be the only base to evaluate the Companies, therefore, the Valuation Report does not contain all the information necessary for such and consequently, does not represent, neither constitutes a proposal, solicitation, suggestion or recommendation by BTG Pactual.

The shareholders shall make its own analyses in relation to the convenience and to the opportunity of approving the Transaction, and shall consult its own financial, tax and legal advisors before take its own decision about the transaction, in a independently manner. The Valuation Report shall be read and interpreted according to the restrictions and qualifications prior mentioned. The reader shall take into account the restrictions and character of the information used.

Additional Statements and Information

This Valuation Report cannot be circulated, copied, published or used in any form, neither can be archived, include or referenced, in whole or in part, in any document, without a previous consent of BTG Pactual, the use of the Valuation Report is restricted to used described in the Instruction CVM 379/99

Valuations report of the Companies and sectors elaborated by other company, due to its autonomy, can consider different assumptions in different manner that was used in this Valuation Report and consequently, present results significantly different.

Banco BTG Pactual S.A.
Av. Brigadeiro Faria Lima, 3729 9th floor
São Paulo, SP – Brazil
Zip Code: 04538-133
Tel: +55 11 3383-2000

EXHIBIT  IV
TO THE

MANAGEMENT  PROPOSAL

PROPOSED WORK OF  THE EVALUATORS

- 4  -

CONFIDENTIAL

São Paulo,  January 4, 2011.

To

CONTAX  PARTICIPAÇÕES  S.A. Attn:  Mr.  Michel  Neves  Sarkis Subject:  Financial  Advisory  Proposal Dear  Sirs,

Following  our  recent  conversations,  Banco  BTG  Pactual  S.A.  (hereinafter  referred  to  as  “BTG

Pactual”)  is  honored  to  provide  Contax  Participações  S.A.  (“Company”  or  “Contax”)  with  this financial  advisory  proposal  to  prepare  an  economic and  financial  valuation  of  Mobitel  S.A.  (“Dedic”)

within the scope  of  the merger of Dedic  into Contax (“Transaction”).

This  proposal  is  divided  into  four  sections.  In  the  first  section  we  briefly  describe  the  services we propose  to  provide  within  the  scope  of  this instrument,  and  subsequently  we  suggest  a  remuneration to be  paid  to  BTG  Pactual  in  case  this  proposal  is  accepted. In  the  third  section  of  this  proposal,  we present  the  terms  and  conditions  that  shall  govern  the  relationship  between BTG  Pactual  and  the Company   within   the   scope   of   this  proposal,   should   it   be   accepted,  and   finally,   we   present  a conclusion  in the fourth  section.

1 SERVICES  TO  BE PROVIDED  BY  BTG  PACTUAL

BTG  Pactual  agrees  to  prepare  a  valuation  report  within  the  scope of this  proposal,  so  as  to  identify, in an  unbiased  and  trustworthy manner,  the  economic  value  of  Dedic  and  of  the  Company,  from  a financial  perspective,  as  well  as  to  describe  the  economic,  operational  and  financial  characteristics of Dedic and  of  the  Company,  within  the  scope  of the Transaction  (“Valuation  Report”).  For  that purpose,  BTG  Pactual  may  use  methodologies,  such  as:  (i)  present  value  discount  of  the  anticipated cash  flow, using  operational  premises  provided by Dedic  and  by  the  Company;  (ii)  multiples  analyses of companies  traded  in  net  markets,  such  as  stock exchange  market  value with regard  to  sales,  profit, operating  cash  flow,  EBITDA,  among  others;  and  (iii)  transactions  involving  the  purchase  and  sale of similar  companies  in Brazil  and abroad.  The  structure,  scope  and reach  of the Valuation Report,  as well  as  its  extent,  form,  substance  and  presentation,  shall  be  those  usually  adopted  by  class  A financial  institutions,  and  they  shall  observe  the  regulations  currently  in  force  (including the regulations  issued  by  the  Brazilian  Securities  Commission — CVM).

2. REMUNERATION TO BE  PAID  TO  BTG  PACTUAL  FOR  THE  VALUATION REPORT

For  preparation  of  the  Valuation  Report,  BTG  Pactual  suggests the Company  to  pay  a  fixed remuneration (“Fixed  Remuneration”)  in  the  amount  of  one  hundred  thousand  reais (R$100,000.00), which  shall  be  paid within  up to five  (5)  business  days  after  delivery  of  the  Valuation  Report.

According  to the market  practices,  the remuneration  hereby  suggested  shall  be  paid  in Brazil,  in  Reais,

free  from  any  taxes  or  fees,  such  as  Social  Integration  Program,  or  PIS,  Social-Security  Contribution, or  COFINS,  and   Municipal   Services  Tax,   or   ISS.   Therefore,  the   Company   agrees  to   pay   the additional  amounts required for  BTG  Pactual  to  receive  an  amount  equivalent  to  the  amount  that would  have  been  received  if  the  deductions  or payments  were  not  required (gross  up).

2.1.  Expenses

Regardless of the  completion  of  the  Transaction, the normal,  regular  and  reasonable  expenses incurred  with preparation  and  performance  of  the  Valuation  Report,  including,  without  limitation  to, travel,  transportation  and  lodging  expenses  and  other  expenses  required for  the  provision  of  the services hereby  proposed  and  which  are  proved  to  be  incurred  by  BTG  Pactual  shall  be  paid  by  the Company.  These  expenses  shall  be  reimbursed  within  up  to  five  (5)  days  after  the  date  of  receipt of the reimbursement  request.

3. GENERAL  ASPECTS

3.1.  Termination

After  acceptance  of  this  proposal,  the  provisions  hereof  shall  be  effective  and  binding  upon  the parties  for  a  term  of  twelve  (12)  months  as  from  the  date  hereof,  it  being  understood that this instrument  may  be  terminated by any  of  the  parties  by  means  of  written  notice  served  at  least  thirty (30) days  in advance,  without  any  obligation or lien  to  BTG  Pactual  and the Company,  except  for:

(a) immediate  reimbursement  by  the  Company  of  possible  expenses  and general  costs  proved to have been  actually  incurred  by  BTG  Pactual  during  provision  of  the  services hereby  proposed  to  the  date of termination  or  rescission;

(b) payment by the  Company  of  a  portion  of  the  Fixed  Remuneration, in a  proportion  compatible with  the  works  performed  by  BTG  Pactual  until  the  date  of termination  or  rescission;  and

(a) maintenance  of  the  validity  and  binding  character  of  the  obligations  established in 3.1. Termination,  3.2.  Confidentiality,  3.3.  Damages  and  3.5  Jurisdiction,  after  the  end  of  the  term  of effectiveness  hereof,  for  the  periods  established  in these subsections.

3.2. Confidentiality

The  Company  acknowledges that the  Valuation  Report  shall  be  used  for  the  sole  purpose  of implementing  the  Transaction  and  may  only  be  provided  to  third  parties  within  the  scope  of  the Transaction  and  strictly  in  accordance  with  the  provisions  of  the  applicable  law.  The  Company further  acknowledges  that  only  the  final  version  of  the  Valuation  Report,  as  identified  by  BTG Pactual  in  writing,  may  be  used  for  purposes  of  the  Transaction.  All  other  documents,  opinions, suggestions,  recommendations,  projections,  rough   copies   and   drafts   prepared   or   sent   by   BTG Pactual  to  the  Company  within  the  scope  of  the  provision  of  services  hereby  proposed  shall  be limited  to  the  representatives of the  Company  and  may  not  be  provided  to  third  parties  without the prior  and  express  consent  of  BTG  Pactual. None of the parties  may provide  confidential  information to which  it  may  be  granted  access  within the scope  of  the  provision  of  the services  hereby  contracted to third  parties  without  the  prior  written  consent of the  other  party,  being  liable  for  the  breach  of secrecy and  use  of  such  information  outside  the  scope  of  this  work  and  in  accordance  with  the provisions  of  the  applicable  Brazilian  law,  except  if:  (a)  provision  of  such  information  is  required  by the applicable  law, regulation  or  administrative,  governmental  or  court  order, or  (b)  such  information is provided  to  its  representatives,  counsel,  accountants or other  individuals  or  legal  entities  directly involved  in  the  development  of  the  Transaction,  always  in  the  ordinary  course  of  business, provided that these  persons  are  aware  of  the  confidential character  of  such  information  and  agree  to  grant  it confidential  treatment  by  means  of  the  execution  of  a  confidentiality  agreement.

The  obligation  assumed  in  the  preceding  paragraph  shall  be  valid  for  a  term  of  twenty-four  (24)

months  as  from  the  date  hereof.

After  completion  of  the  Transaction,  BTG  Pactual  may  disclose  such  fact  to  third  parties,  as  well  as to describe  the  services provided  within  the  scope  of  the  Transaction  by  means  of,  among  others, publication  of  advertisement in newspapers  of  general  circulation  and  on  the  BTG  Pactual  internet page,  as  well  as  by including  this  fact  in rankings  of  mergers  and acquisitions.

3.3. Damages

The  Company  agrees  that  BTG  Pactual  shall  not  be  liable  to  the  Company  or  to  any  other  person with  regard  to  matters that in  any  way  relate  or  refer  to  this  proposal,  to  the  Valuation  Report  or  to the  Transaction,  subject  to  the  provisions  below,  and,   in  this regard,   should   BTG  Pactual  be involved,  in  any  form  or  circumstance, in any  claim,  complaint,  proceeding,  action,  litigation, arbitration  proceedings,  investigation or inquiry  (“Litigation”)  with  regard  to  matters  that  in  any  way relate  or  refer  to  this  proposal,  to  the  Valuation  Report  or  to  the  Transaction,  or  which  result  from the subject  matter  hereof,  including, without  limitation  to,  services  and  activities  relating  to  this proposal  that  were  provided  or  occurred before  the  date  of  this  proposal,  the  Company  agrees  to indemnify,  defend and  hold  BTG  Pactual harmless,  to  the  broadest  extent  permitted by law,  against any  loss,  claim,  damage,  liability  and  expense  with  regard  to  any  Litigation,  except  if  a  final  and unappeallabe   order   is   issued   by   the   competent  authorities   declaring   that   these   losses,   claims, damages,  liabilities  and  expenses  have  exclusively  resulted  from  the  negligence  or  malice  of  BTG Pactual.  The  Company  shall  reimburse  BTG  Pactual  for  any  and  all  expenses,  including  legal,  court or extrajudicial  expenses,  as  well  as  other  expenses,  such  as  any  possible  investigation  cost,  incurred by BTG  Pactual  in  connection with  the  provisions  above.  The  obligations  relating  to  damages contemplated  herein  shall  remain  in  effect  even  after  delivery of the  Valuation  Report  or  termination or extinguishment  hereof.

The  Company  shall  not settle  any  claim  relating  to  a Litigation  where  damages  may  be  owed,  whether BTG  Pactual  is  a  party  or  potentially a party  to  such  Litigation, without  the  prior  written  consent  of BTG  Pactual  (which  consent shall  not  be  unreasonably  withheld,  in  case  the  Litigation  involves  only the payment  of  damages  in  Brazilian  currency),  except  if  such  settlement is confidential  and  (i) includes  an unconditional  release  of BTG  Pactual  from all liabilities  in any  way  relating  to  or  resulting from  such  Litigation,  and (ii) does  not include any  confession  of noncompliance,  culpability  or failure to act  by  or  with  regard  to  BTG  Pactual,  or  an  adverse  statement  on  the  reputation or conduct  of BTG  Pactual.

The  Company  agrees that BTG  Pactual  shall  not  be  liable  to  the  Company  or  to  any  other  person  in case  it  exercises any  right  or  claim  to  the  benefit  of  the  Company  or  with  regard  to  a  right  of  the Company,  which  relates  to  or  results  from  the  engagement of BTG  Pactual  or  to  any  other  matter referred  to  in  this  proposal,  including,  without  limitation  to,  related  services and  activities  that  were provided  or  which have  occurred  before  the  date  of  this  proposal,  except  if  a  final  and  unappeallabe order  is  issued  by  the  competent  authorities  declaring  that  any  loss,  claim,  damage,  liability  or expense  incurred  by  the  Company  have  exclusively  resulted  from  gross  negligence  or  malice  of  BTG Pactual  during performance  of the services  contemplated  herein.

The  term  “BTG  Pactual”,  as  contemplated  herein,  includes  Banco  BTG  Pactual  S.A.  and  any and  all controlling or  controlled companies,  their  managers,  current  and  former  officers,  employees  and agents  and  the  successors  and  assigns  of  all  aforementioned persons.  These  provisions  on  damages and   reimbursement   are   additional   and   supplementary  to  all   legal   provisions   otherwise  agreed between  the  parties.

3.4. Information

The  Company  shall  provide  BTG  Pactual with certain  pieces  of  information,  as  reasonably  requested within the  scope  of  this  proposal  (collectively,  the  “Information”).  The  Company  acknowledges and agrees  that  BTG  Pactual (a) shall  use  and  primarily  trust  and  assume  as  accurate  the  Information  and information  usually  available  to  the  general  public  as  provided  by  recognized  sources during performance  of  the  services  contemplated  in  this  proposal,  without  carrying  out  any  independent verification, (b) shall  not  be  responsible  for  the  accuracy,  completeness  or  reasonability  of  the Information  or  verification  thereof,  and  (c)  shall  not  analyze  the  (contingent or other)  assets  or liabilities  of  Dedic  or of the  Company.

BTG  Pactual  and  its  controlling  companies,  subsidiaries,  branches  and  affiliates  (collectively, the “BTG  Pactual  Group”)  provide  services  in  a  wide range of  bank  transactions,  including  investment management,  corporate  finance  and  advisory  in  the  issuance of bonds  and  securities, which  may conflict  with  the  interests and  obligations  resulting from  this  proposal.  No  information  obtained  or maintained  by  BTG  Pactual  or  by  the  BTG  Pactual  Group  with  regard  to  which,  for  some  reason, the professionals  involved  in  the  provision  of  services contemplated in this  proposal  are  granted access, shall  be  taken into consideration  to  establish  the  liability  or  operation  of  BTG  Pactual within the scope  of  this  instrument.  Neither  BTG  Pactual  nor  BTG  Pactual  Group  shall  be  required  to provide  the  Company  with  or  to  use  to  the  benefit of the  Company  any  non-public information obtained (i)  during  the  provision  of  services  to  any  third  party,  (ii)  during  its  participation  in  any transaction  in which  they  are involved  or (iii)  in the ordinary course  of its business.

The  Company  is  aware  that  other  individuals  or  legal  entities  that  have  any  conflict  of  interest  with the Company  may  also  be  clients of BTG  Pactual  and  that  BTG  Pactual may provide  financial advisory  or other services  to  such  individuals  or legal  entities.

BTG  Pactual  shall  produce  the  Valuation  Report  within  up  to  twenty  (20)  business  days  as  from receipt  from  the  Company  of the information required and sufficient  for  preparation thereof.

3.5. Jurisdiction

This  instrument  shall  be  governed  by  the  applicable  Brazilian  law,  and  the  parties  hereby  elect  the judicial  district  of  the  capital  city  of the  State  of São Paulo  to  resolve  any  conflicts  hereunder.

3.6. General  Provisions

Should this  proposal  be  accepted, which  acceptance  shall  be  formalized  by  signature  of  the  field provided for  such  purpose,  the  provisions hereof  shall  be  binding  upon  BTG Pactual, the Company and  their  respective  successors  for a term  of  twelve  (12)  months  after  the date  of  acceptance,  or  for a longer term whenever  specifically  provided in this instrument.

This  proposal  does  not  represent  any  commitment  to  satisfactorily  complete  and/or  to  ensure  a successful Transaction.  Completion  of  the  Transaction  shall  be  conditional  upon  several  factors, including  market  conditions.

BTG  Pactual  shall  not  provide  consulting  services to the  Company  with  regard  to  legal,  tax, accounting  and/or  regulatory  matters,  for  which reason  it  shall  not  issue  any  opinion  on  any  of  these matters with  regard  to  the  Transaction  or  within  the  scope  of  preparation  of  the  Valuation  Report. For  this  reason,  the  Company  shall  contract  its  own  consultants  and/or  specialized  professionals, whom  it  will  trust  to  issue  independent  opinions and analyses  about these  matters.

This   instrument   represents   the   entire   agreement  between   the   parties,   superseding   any   other agreement  previously  reached  by  the  parties  with regard  to  preparation  of  the Valuation  Report.  This instrument  may  neither  be  changed  nor  amended  without  the prior  and  express  written  consent  of  all parties  or their  respective  successors.

Should one  or  more  provisions  hereof,  wholly  or  in  part,  be  deemed invalid,  illegal  or  unenforceable for  any  reason,  in  any  aspect and  in  any  jurisdiction,  such  invalidity,  illegality  or  unenforceability  shall not impair  any  other  provision  hereof,  wholly  or  in  part.  This  instrument  shall  be  construed, in any jurisdiction,  as if the invalid, illegal  or  unenforceable  provision,  wholly  or  in  part,  had  been  rephrased so  as  to  become  valid,  legal  and enforceable  to  the  extent  permitted  in such  jurisdiction.

This   instrument   shall   be   binding   upon   the   Company   and   BTG  Pactual   and   their   respective successors  and  assigns  and  upon  any  successor  or  assign  of  a  substantial  portion  of  the  business and/or  assets  of  the  Company  or of BTG  Pactual.

Except  to  the  extent  required  by  law  (and  confirmed  by  means  of  consultation and  approval  in  the form  and  substance  by  BTG  Pactual)  and  pursuant  to  the  provisions  of  subsection  3.2  above,  (i) BTG  Pactual’s  name,  (ii)  the  documents,  opinions,  suggestions,  recommendations,  projections  and all  other  documents prepared  by  BTG  Pactual  within  the  scope  of  the  provision  of  services  hereby contracted, including  the  Valuation  Report,  or  (iii)  the  terms  hereof  or  of  any  other  communication from  BTG  Pactual  relating  to  the  services provided by BTG  Pactual  with  regard  to  the  provision  of services  hereby  described shall  neither  be  disclosed  nor  referred  to,  whether  orally  or  in  writing  or, with  regard  to  items  (ii)  and  (iii),  reproduced  or  disseminated by the  Company  or  its  affiliates  or  any of their  agents  without  the  prior  and express  formal  consent  of BTG  Pactual.

4. CONCLUSION

BTG  Pactual  would  be  honored  to  be  contracted  to  prepare  the  Valuation  Report,  for  which purpose  it  will  allocate  qualified  professionals.

We  hope  this  proposal  meets  the  Company’s  expectations  and  remain  available  to  provide  any additional information.

Should you  agree  with  the  terms  hereof,  we  kindly  ask  you  to  return  a  signed  counterpart  hereof within  fifteen  (15)  days  after  the  date  of this  proposal.

We  remain  at  your service  for  any  additional clarifications.

Regards,

(sgd)  (sgd)

BANCO  BTG  PACTUAL  S.A.

Agreed:

(sgd)	(sgd)
CONTAX PARTICIPAÇÕES S.A.
Michel Sarkis	Sergio Luiz Toledo Piza
Chairman & CEO	Officer
Contax Participações S.A.	Contax Participações S/A

Witnesses:

1. (sgd)	2. (sgd)
Name: Fernanda Ortiz Silva	Name: Gabriel Fernando Barreti
ID (RG): 36.196.196-0-SSP/SP	ID (RG): 35.438.855-1
TAXPAYER CARD (CPF): 324.647.558-00	TAXPAYER CARD (CPF): 315.565.168-78

pgi/10470.doc

06/20/11

Commercial Proposal

RJ –  0310/11

Client: CONTAX  S.A.

Attn:  Mr.  Marco  Schroeder

1

Proposal  RJ–0310/11

Rio de  Janeiro,  Brazil,  June  08,  2011

CONTAX  S.A.

Rio  de  Janeiro  - RJ  -  Brazil

Attn.  Mr.  Marco  Schroeder

Dear Marco,

As requested, we are  pleased  to  submit  our  proposal  for  provision  of  asset  management services.

APSIS

For  over  30  years,  Apsis  has  been  advising  the  biggest  and  best  companies  in  Brazil,  Latin America  and  Europe  regarding  valuation of  companies,  brands  and  other  intangibles,  in addition  to  equity  valuation  of  assets,  real  estate  and  business  consulting, fixed  assets management and  corporate  sustainability.  Our  experienced team  is  highly  qualified  and updated  with  market  changes.

We follow  the  international  standard from  ASA  -  American Society  of  Appraisers  (Washington, DC),  through  the  rules  of  USPAP  -  Uniform  Standards  of  Professional  Appraisal  Practice,  as well  as  ethical standards.  We  are  members of  IBAPE  -  Brazilian  Institute of  Engineering Appraisals  and  Investigation,  the  trade  body  comprising  engineers,  architects  and  qualified companies  working  in  the  area  of  appraisal  and  inspection,  whose  standards  were  developed in  accordance  with  the  basic  principles  of  international standards  set  forth  by  IVSC  - international  Valuation  Standards  Committee  and  UPAV  -  Pan  American  Union  of  Appraisal Associations,  the  international  committee  of  appraisal  standards  of  IVSC,  which  comprises national  entities  in   the   Americas  dedicated  to   the   area   of   valuation  under   procedures routinely  adopted  in  Brazil.

Adoption  of  IFRS International  Standards  and  Law  11638/07

With   experience   and   international  exchange   in   the   consulting   market,   APSIS   has   been assisting  Brazilian  companies,  providing  specialized services  in  projects  related  to  the  process

2

of  convergence  towards  international accounting  as  standardized  by  Law  11638,  CPC pronouncements, IFRS  -  International  Financial  Reporting  Standards,  IAS  International Standards,  SIC  Technical  Interpretations  and  IFRIC  Technical  Interpretations. We provide services  for  the  following  purposes:

▪       Impairment  Test  (CPC  01,  IAS  36)

▪       Intangible  Assets  Valuation  (CPC  04,  IAS  38)

▪       Leasing  -  Lease  Transactions  (CPC  06,  IAS  17)

▪       Purchase  Price  Allocation  (PPA)  Valuation

▪       Business  Combinations  –  Intangible  Assets  and  Goodwill  (CPC  15,  IFRS  3)

▪       Fixed  Assets:  Calculation  of  Economic  Useful  Life  and  Residual  Value  (CPC  27,  IAS  16)

▪       Investment  Property  (CPC  28,  IAS  40)

▪       Valuation  of  Biological  Assets  (IAS  41)

▪       Valuation  of  Mineral  Deposits  (IFRS  6)

Business  Valuation

▪       Adoption  of  International  Accounting  Standards  (Law  11638/07,  IFRS,  SFAS)

▪       Purchase  Price  Allocation  (PPA)  Valuation

▪       Goodwill  Fundamentals  (Federal  Revenue  Regulations,  Law  11638/07  and  CPC  15)

▪       Mergers  and  Acquisitions  (M&A)

▪       Corporate  Restructuring  (Corporate  Law  )

▪       Allocation  of  Intangible  Assets  Amounts  (FASB  No.  141  and  No.  142)

▪       Economic  and  Financial  Feasibility  Study

▪       Survey  and  valuation  of  liabilities  for  Due Diligence

Valuation  of  Brands  and  other  intangibles

▪       Adoption  of  international  financial  accounting  standards  (Law  11638/07,  IFRS,  SFAS)

▪       Purchase  Price  Allocation  (PPA)  Valuation

▪       Goodwill  Fundamentals  (Federal  Revenue  Regulations,  Law  11638/07  and  CPC)

▪       Intangible  Assets  Valuation  (CPC  04,  IAS  38)

▪       Business  Combinations  -  Intangible  Assets  and  Goodwill  (CPC  15,  IFRS  3)

▪      Allocation  of  Intangible  Asset  Values  (FASB  No.  141  and  No.  142)

Real  Estate

▪       Property  valuation  and  market  research

▪       Lease  renegotiation

▪       Tenant  Representation

▪        Real estate  -  Built-to-suit

3

▪       Sale  and  Leaseback

▪       Enterprise  vocation  and  feasibility  study

▪       International  Valuations  with  ARGUS  VALUATION  SOFTWARE

▪       Valuation  and  Investment  Property  (CPC  28,  IAS  40)

▪       Valuation  of  Mineral  Deposits  (IFRS  6)

Fixed  Assets  Management

▪       Accounting  Base

▪       Asset  Inventory  and  Tagging

▪       Physical  x  Accounting  Data  Reconciliation

▪       Systematizing

▪       Asset  Auditing

▪       Equity  Outsourcing

▪       Impairment  Test  (CPC  01,  IAS  36)

▪       Calculation  of  Economic  Useful  Life  and  Residual  Value  (CPC  27)

▪       Fixed  Assets  Management  System

Corporate  Sustainability

The  business  world  is  increasingly  aware  of  its  rights,  understanding that success  lies  on  the balance  between  profitability,  environmental efficiency  and  social  justice.  The  result  is  the era  of  SUSTAINABLE DEVELOPMENT.  This  critical  tripod  -  ASSETS  -  ENVIRONMENT  -  SOCIAL  - enhances  the  perception  on  the  company,  its  image  and  reputation  before  the  community  and stakeholders. Apsis’  goal  is  to  strategically  perform  on  these  three  levels,  aggregating  to wealth  and  financial services,  new  services  in  the  ENVIRONMENTAL  MANAGEMENT  and  SOCIAL

MANAGEMENT  areas.

4

Main Clients

CLASP.

AÇÚCAR  GUARANI  (TEREOS  FRANCE)
ADVENT  INTERNATIONAL

ALL -  AMÉRICA  LATINA  LOGÍSTICA

ALIANSCE  SHOPPING  CENTERS
ANDRADE  GUTIERREZ

ANGRA  PARTNERS

ANHANGUERA  EDUCACIONAL  PARTICIPAÇÕES

AMBEV

ARCELOR  MITTAL
AXXON  GROUP

AYESA  PROJETOS  BRASIL  (ESPANHA)

B2W  -  AMERICANAS.COM,  SUBMARINO,  SHOPTIME
BANCO BRADESCO

BANCO DO BRASIL
BANCO ITAÚ

BANCO PROSPER
BANCO SANTANDER

BANK OF AMERICA  MERRILL LYNCH
BHG  –  BRAZIL  HOSPITALITY  GROUP

BHP BILLITON  METAIS

BMA  -  BARBOSA,  MÜSSNICH  &  ARAGÃO ADVOGADOS
AMBEV

BNDES

BORIS  LERNER,  FRAZÃO,  GARCIA,  MALVAR  E  CONSULTORES
BRASFELS

BRASIL  FOODS  (SADIA,  PERDIGÃO)
BRASKEM

BR MALLS

BR PROPERTIES

BROOKFIELD INCOPORAÇÕES  (BRASCAN)
BTG  PACTUAL

BUNGE  FERTILIZANTES

CAMIL  ALIMENTOS
CARLYLE  BRASIL
CASA & VIDEO

CASTRO BARROS  SOBRAL GOMES  ADVOGADOS

CAMARGO  CORREA
CARREFOUR

CEG
CIELO

CLARO
COCA-COLA

COMITÊ  OLÍMPICO BRASILEIRO  -  COB
CONTAX

CORSAN
COSAN
CREDICARD

CSM  –  CITTADINO SOARES MOTTA

CSN  -  COMPANHIA  SIDERÚRGICA  NACIONAL
CYRELA BRASIL  REALTY

EBX - LLX LOGÍSTICA

EDP – ENERGIAS  DO BRASIL

ELETROBRÁS
EMBRATEL
ENERGISA

ENDURANCE  PARTNERS

ERNEST  &  YOUNG ESSO -
EXXON  MOBIL ESTÁCIO
PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT

FEMSA  BRASIL

FGV - FUNDAÇÃO GETÚLIO VARGAS
FRESH  START  BAKERIES  (EUA)
FURNAS  CENTRAIS  ELÉTRICAS
GAFISA

GENERAL ELETRIC  DO BRASIL  (GE)
GERDAU

GETNET

GOUVÊA VIEIRA  ADVOGADOS

GP INVESTIMENTOS
HSBC  BANK  BRASIL
HYPERMARCAS

IBMEC  EDUCACIONAL

IMC  DO BRASIL
INTELIG  TELECOM
IOCHPE  MAXION
JBS

KRAFT FOODS

LAEP BRASIL  CONSULTORIA
LAFARGE

LIGHT

LIQUIGÁS

LOBO &  IBEAS  ADVOGADOS
LOJAS RENNER

LORINVEST  (LORENTZEN)

MAGNESITA
MARFRIG

MATTOS  FILHO ADVOGADOS
MICHELIN

MITSUBISHI
MPX ENERGIA
MULTIPLAN
NESTLÉ

OI TELEMAR

OWENS  ILINOIS  AMERICA  LATINA
PÁTRIA  INVESTIMENTOS
PETROBRÁS

PINHEIRO  NETO ADVOGADOS

PONTO FRIO (GLOBEX)
PREVI

PROCTER  &  GAMBLE
PSA  PEUGEOT  CITROEN

QUATTOR
REDE  RECORD
REPSOL  YPF
REXAM

RICHARDS  (CIA  DAS  MARCAS)
RIO BRAVO

ROTSCHILD & SONS
SHV GÁS BRASIL

SOUZA, CESCON  ADVOGADOS
TAURUS

TIM  BRASIL
TOTVS

T4F

TRENCH,  ROSSI  E  WATANABE  ADVOGADOS

ULHÔA CANTO,  REZENDE  E  GUERRA  ADVOGADOS
ULTRAPAR  PARTICIPAÇÕES

VALE

VEIRANO ADVOGADOS
VIVO

VOTORANTIM

WHEATON  DO BRASIL
 WHITE  MARTINS

XAVIER,  BERNARDES,  BRAGANÇA  ADVOGADOS

5

1.       Project  scope

Determining  the  value  of  the  shareholders  equity  for  the company  MOBITEL  S.A.,  for  purposes of  merger  of  shares  by  CONTAX  S.A.,  pursuant  to  art. 252  of  Law  No. 6404/76  (Corporate  Law in  order  to  support  the  group’s  corporate  restructuring.

Documentation  needed  to  perform  the  work:

▪      By-laws  and/or  articles  of association;

▪      Mobitel  SA's  balance  sheet,  as  of  the  base  date,  with  numerical  results  down  to  the  cents;

▪      Protocols  and  drafts  of  corporate  acts,  if  available;

▪      Corporate  Chart;  and

▪      Audit  Report,  if  available.

2.       METHODOLOGY

Despite considerable differences  in  assessment  methodologies,  they  all  derive  from  the  same principle:  substitution,  which  provides  that  no  investor  will  pay  for  one  asset,  more  than  they would  pay  for  another  substitute  and  corresponding  asset.  This  work  will  follow  the  Assets approach.

Assets  approach  -  Includes  equity  accounting  methodologies. Examination  of  the  supporting documentation in  order  to  check  for  good  a  bookkeeping  in  compliance  with  regulatory, normative and  statutory  provisions  governing  the  matter,  pursuant  the  “Generally  Accepted Accounting  Principles  and  Conventions”

3.       Schedule

To perform  the  services,  we  estimate  a  period  of  up  to  five  (05)  days  after  acceptance  of  this proposal,  downpayment  and  provision  of  the  necessary  documentation.

4.       Fees

The  professional fees  for  provision  of  services  covering  all  dues  (taxes,  fees,  and  fiscal  and para-fiscal  contributions)  correspond  to  six  thousand  and  two  hundred  Reais  (R$6,200.00).

▪      hundred  percent  (100%)  of  the  total  amount  is  due  upon  delivery  of  the  work.

Paragraph  1 Maturity  of  Invoices

The  invoice  will  mature  within  05  business days  after  its  receipt.  After  maturity,  interest  will  be charged  at  one  percent  (1%) per month  on  the  net  amount  of  the  invoice  plus  a  2%  default  penalty  on the invoice amount.

Paragraph  2 Commencement  of  Services

Services  will commence  only  upon delivery  of  the  documentation.

6

5.       Validity  of  the  Proposal

This  proposal  is  valid  for  a  period  of  thirty  (30)  days  from  the  date  of  submission.

6.       Presentation  of  Services

The  client  will  receive  a  draft  of the report  and  may,  within  20  days  from  the  date  of receipt, request  possible  changes.  By  the  end  of said  period,  the  work  will  be  completed.

The  final  report  will be presented  in  the  form  of  a  Digital  Report  (electronic  document  in  PDF

- Portable  Document  Format),  with  digital  certification  and  will  be  available  at  a  client's exclusive  area  on  our  website  for  ninety  (90)  days.

If the  client  so  requests,  APSIS  will  provide  at  no  cost,  within  five  (05)  business  days,  an original  printed  document.

Digital  Certificate:  An  electronic document  that  provides  proof  of  identity  for  a  person,  a  company or site  to  ensure legally  valid  online  transactions  and exchange  of  electronic documents, messages  and data.  Several economic sectors are  already  using  this  certification  in  their  activities.  These  areas  use  the  technology  that  certifies  the  authenticity of electronic documents’  senders  and  recipients,  ensuring  their privacy and  inviolability.

A secure  electronic document  that  allows  the  user to  communicate  and  sign  documents more  quickly,  with confidentially and  legal  validity.

7.       General  Conditions

▪        APSIS   is   responsible   for   maintaining   absolute   secrecy   with   regard   to   confidential information  that  they  will  have  access  to  during  the  provision  of  the  services.  For

purposes  of  this  proposal,  confidential information  is  all  and  any  information that  APSIS  will have   access   to   for   the   services   to   be   provided,   directly   or   indirectly.   Confidential information  includes  all  types  of  oral,  written,  recorded,  computerized  disclosures, or information  released  by  any  other  means  by  the  customer  or  obtained  from  observations, interviews   or   analyses,   including,   but   not   limited   to,   all   compositions,   machinery, equipment,  records,  reports,  sketches,  use  of  documents  and  patents  as  well  as  all  data, compilations,  specifications, strategies,  projections,  processes,  procedures,  techniques, models  and  all  tangible  and  intangible  incorporations  of  any  kind.

▪        Upon  receiving  the  draft  report,  the  client  will  have  a  period  of  20  days  to  request clarification and  approve  the  draft  for  issuance  of  the  final  report.  After  said  period,  upon lack of  any  statement  by  the  client,  the  Apsis  may  consider  the  work  as  closed,  being  hereby authorized  to  issue  the  final  report  and the  invoice  as  well  for  the  fees  receivable  balance.

▪      APSIS  considers  work  to  be  completed,  for  billing  purposes,  upon  delivery  of  the  Digital

Report.

▪        The  basic  parameters  relevant  to  the  scope  of  the  service  will  be  set  immediately  after acceptance  of  this  proposal  to  allow  planning  of  the  work  to  be  performed.

7

▪        The  services  provided  by  APSIS  are  guaranteed  for  an  indefinite  period.  The  company commits  to  deliver  free  of  charge  any  relevant  changes  to  the  services  provided,  if  requested within  30  calendar  days  after  delivery  of  the  final  reports.

▪        The  scope  of  this  work  does  not  include  an  audit  of  the  financial  statements  or  a  review of  the  work  performed  by  auditors.

▪        If  the  client  decides  for  the  termination  of  this  Proposal,  any  payments  already  made  will not  be  subject  to  refund  by  APSIS,  unless  willful  misconduct by APSIS  is  proven  in  any professional  services  relevant  to  the  subject  matter  of  this  Proposal.

▪        Expenses  relating  to  travel  and  accommodation  outside  the  Greater  Rio  de  Janeiro  and Sao  Paulo  areas,  if  necessary  to  perform the  services, are    not  included  in  the  amount of  this PROPOSAL/CONTRACT and  will  be  charged  separately,  being,  however,  subject  to  prior approval  of  the  client.  If  these  arrangements are  the  responsibility of  APSIS,  these  expenses will  be  charged  through  direct  debit  note,  duly  accompanied  by  the  relevant  vouchers,  being exempt  from   any   taxes   because   they   do   not   constitute   the   subject   matter   of   this

engagement.

8.       Acceptance  of  this  Proposal  and  Engagement

Upon  acceptance  of  the  proposal,  it  will  be  signed  by  a  legal  representative  of  the  requesting company  and  returned to  the  contracted company,  with  their  signatures  certified  and accompanied  by  all   necessary  documentation  for  the  commencement  of  services.  As   of receipt  hereof,  together  with  any  required  documentation and  receipt  of  downpayment,  the term  provided  for  in  Section  3 will  become  effective.

Upon  return  of  this  proposal to the  contracted  company,  it  will  be  considered  an  agreement, pursuant  to  the  civil  legislation  in  force.

9.       Elected  Jurisdiction

The parties  hereby  elect  the  courts  of the Capital  City  of Rio de  Janeiro,  excluding  any  other, however  privileged, to resolve  any  doubts  arising  out  of  this  proposal/contract,  as  well  as  all cases  not  provided  for herein.

In witness  whereof,  the  legal  representatives of  the  companies  execute  this  proposal,  which will  be  automatically  converted  into  a services  agreement,  containing  09  pages  and  02  copies.

Awaiting  your  replay,  we  remain,

Sincerely,

8

ANA CRISTINA FRANÇA DE SOUZA	RICARDO DUARTE CARNEIRO MONTEIRO
Managing Partner	Managing Partner

Acceptance:

Rio de Janeiro, Brazil, of 2011.

Legal representative Position: (NATIONAL CORPORATE TAXPAYERS REGISTER) CNPJ:

Witness 1:	Witness 2:
(TAXPAYER’S CARD NO.) CPF:	(TAXPAYER’S CARD NO.) CPF:

RIO DE JANEIRO – RJ - BRAZIL	SÃO PAULO - SP
Rua da Assembleia, 35/12º andar	Av. Angélica 2503 - Conj. 42
Centro, CEP: 20011-001	Consolação, CEP: 01227-200
Tel.: Fax 55 21 2212-6850 + 55 21 2212-6851	Tel.: Fax 55 11 3666-8448 + 55 11 3662-5722

dmp/10476.doc
06/20/11

9

EXHIBIT  V:
TO THE

MANAGEMENT  PROPOSAL

BY-LAWS

- 5  -

CONTAX PARTICIPAÇÕES  S.A.

National Corporate Tax  Registry  No. (CNPJ) No. 04.032.433/0001-80

NIRE 33300275410

Publicly-Held Company

SPECIAL SHAREHOLDERS MEETING March  30, 2011, at 10:00 a.m.

BY-LAWS

with proposed  amendments  highlighted  (Art. 17-A)

CHAPTER I.

Name,  Place,  Purpose and  Duration

Article  1-  CONTAX  PARTICIPAÇÕES  S.A.  is  a  corporation  governed  by these  By- Laws and the applicable legal provisions.

Article 2 -  The  Company  is headquartered  at Rua  do Passeio, 48 to 56 part,  Cinelândia, city or Rio  de  Janeiro,  state  of  Rio  de  Janeiro,  and  may by resolution  of  the  Board  of  Directors, regardless  of authorization  at  the Shareholders  Meeting,  open,  maintain  and  close branches, offices, warehouses or representative  agencies  anywhere  in  Brazil  or  abroad.

Article  3  -  The  Company's  corporate  purpose  is  the  direct  or  indirect  holding in other business and civil organizations as partner, shareholder  or member  in  Brazil  or  abroad.

Article 4 -  The  duration is indefinite.

CHAPTER II.
Capital and Shares.

Article  5-  The  capital  is  two  hundred  and  fifty-eight  million,  three  hundred  and  twenty- eight          thousand,            nine             hundred              and    fifty-six    Reais    and   sixty-six    centavos    (R$ 258,328,956.66),divided   into   64,686,081   shares,   with   24.,966.58   common   shares   and  39.719.49 preferred shares, all book-entry, registered and with no par value.

Paragraph  1  -  The  Company  is  authorized  to  increase  its  capital  by  up  to  five  hundred million   (500,000,000)   shares,   common   or   preferred,   by   resolution   of   the   Board   of Directors,  regardless  of  amendment  to  the by-laws,  which  shall  determine the conditions  of the issue.

Paragraph  2  -  The  issuance  of  shares,  debentures  convertible  into  shares  and  subscription warrants,  whose  placement  is  made  by  sale  on  a  stock  exchange  or  public  subscription,

- 6  -

exchange  of  shares,  in  a  public  offering  for  purchase  of  control,  pursuant  to  the law,  may exclude the preemptive right in the subscription.

Paragraph  3  -  The  preferred  shares  have  no  voting rights,  and  are  ensured  repayment priority in case  of  liquidation  of  the  Company,  without  a  premium,  and  in  the  payment  of  a minimum,  non-cumulative dividend  of (a) six percent  (6%) per  annum,  over the amount resulting from  the  division  of  the  subscribed  capital  by  the  number  of  the  Company's  shares or (b)  three  percent  (3%)  of  the  share's  net  equity value,  whichever  is  the  greater  of  (a)  and (b).

Paragraph  4  -  The  preferred  shares  may represent  up  to  two-thirds  (2/3)  of  the  total  shares issued  by the  Company,  and  its  issuance  may be  changed  to  the  proportion  previously existing  between common and preferred shares.

Paragraph  5  -  The  Company  may, by  resolution  of  the Shareholders Meeting,  grant  a  share call  option  in  favor  of  managers  and  employees  or  individuals  that  provide  services  to  a company  under its control.

Paragraph  6  -  The  non-payment  by the subscriber  of  the  amount  subscribed  in  the subscription  list  or  call  will  be  the  same  legally  as  being  in  default  for  purposes  of  articles

106 and  107  of  Law  number  6404/76,  subjecting it  to  the  payment  of  the  amount  in  arrears, adjusted  for  inflation  according  to  the  General  Market  Prices  Index  (IGP-M)  in  the  least intervals  permitted  by  law,  plus  interest  of  twelve  (12%)  per  annum,  "pro  rata  temporis" and a fine of ten percent  (10%) of the  total  amount  in arrears, duly  updated.

CHAPTER III.
SECTION I
Shareholders Meeting

Article  6-  The  Shareholders  Meeting is the  supreme  organ  of  the  Company,  with  powers  to decide  on  all  matters  related  to  the  Company's  purpose  and  take  any action  it  deems appropriate to the protection and development of the  Company.

Article 7 -  The  Shareholders Meeting, under the law, will meet:

(A) Annually, within the first four months after  the  end of the  fiscal  year, to:

(i)         to take  an  accounting  of  management,  discuss  and  vote  on  the  financial statements;

(ii)        elect  the  Board  of  Directors  at  the  appropriate  times  and  the  Fiscal  Council, if applicable; and

(iii)       decide   on   the   allocation   of   net   income,   if   any,   and   the   distribution   of dividends, if applicable,  and fix the remuneration  of  managers.

(b) Extraordinarily, where, upon legal  call, the company  interests  advise  or  a  decision of the shareholders is required.

- 7  -

Article  8  -  The  Shareholders  Meeting  shall  be  called  by the Chairman  of  the  Board  of Directors,  who  shall  bear  responsibility  to  substantiate  the  act,  or  in  the  form  provided  in the Sole  Paragraph of Art. 123 of Law No. 6404 of  December 15, 1976.

Article  9  -  The  Shareholders  Meeting  shall  be  called  to  order  by any  Officer  of  the Company,  which  shall  proceed  to  elect  the  Presiding  Members,  composed  of  a  chairman and a secretary  chosen  from among those present.

Article 10 - From the work  and  resolutions  of the Shareholders  Meeting,  minutes shall be drawn  up,  signed  by  the  presiding  members  and  by  the  shareholders  present  that  represent at least the  majority  required  for  the  resolutions passed.

Paragraph  1  -  The  minutes  shall  be  recorded  as  a  summary of  the  facts,  including  dissents and protests.

Paragraph  2  -  Unless  otherwise  resolved  at  the  Shareholders  Meeting the minutes  shall  be published  without  the signatures of the shareholders.

Article  11  -  It  is  incumbent  only at  the  Shareholders  Meeting to decide  on  the  following matters:

a.         amend the by-laws;

b.         elect  or  dismiss,  at  any  time,  the  Company's  managers  and  auditors,  except as provided in Article 17, III, of these  By-Laws;

c.         annually  take  an  accounting  of  the  managers  and  decide  on  the  financial statements submitted by  them;

d.         authorize   the   issuance   of   debentures   convertible   into   shares,   subject   to

Article 17, XXXI, of these  By-Laws;

e.         suspend the exercise of shareholders'  rights;

f.          decide   on   the   transformation,   merger,   acquisition   and   spin-off   of   the Company,   its   dissolution   and   liquidation   and   dismiss   liquidators   and examine  their  accounts;

g.         resolve  on  the  valuation  of  assets  to  which  the  shareholder  may  contribute for formation of capital;

h.         authorize   management   to   confess   bankruptcy   and   request   a   deed   of arrangement.

SECTION II
Company Management

Article  12  -  The  Company  shall  be  managed  by  a  Board  of  Directors  and  an  Executive Board,  as  provided  by law  and  these  By-Laws,  with  its  members  released  from  providing  a guarantee  to exercise their  duties.

Paragraph  1  -  The  Board  of  Directors,  a  collective  decision-making body,  shall  exercise supreme management of the Company.

- 8  -

Paragraph  2  -  The  Executive Board  is  the  executive management  organ  of the Company, with each of its members  acting according  to their  responsibilities.

Paragraph  3  -  The  duties  and  powers  conferred  by  law  to  each  one  of  the  management bodies cannot be transferred to another body.

SECTION III
Board  of  Directors

Article  13  -  The  Board  of  Directors  shall  consist  of  up  to  thirteen  (13)  members  and  an equal  number  of  alternates,  all  shareholders,  with  the  designation  of  Directors,  elected  at the Shareholders  Meeting and  removable  at  it  at  any  time,  with  a  term  of  office  for  three  (3) years, with possibility  of  reelection.

Paragraph  1  - Once the term  of office  has  terminated, the Directors  shall  remain  in  office until  the  investiture  of  the  managers  replacing them,  in  accordance  with  the  law  and  these By-Laws.

Paragraph  2  -  The  members  of  the  Board of Directors  shall  take office  upon  the  signing  of the respective  instrument, recorded in the  proper book.

Article   14   -   The   Board   of   Directors   shall   have   a   Chairman   chosen   from   among  its members,  who  shall  call  and  preside  at  the  meetings  and  shall  be  elected  annually by a majority  vote of its members, with the first election held immediately  after  their  investiture.

Article  15  -  In  case  of  vacancy in office  of  a  Director,  including  the  Chairman,  an  alternate shall take  office  to complete the term of office  of the  replaced Director.

Paragraph  1  -  In  his  absence  or  temporary incapacity,  the  Director  shall  be  substituted  by his alternate,  specifically  for  each  meeting.  In  the  event  of  temporary absence  or  incapacity of the  Chairman,  this  shall  appoint  among the Directors  who  will  act  as  Chairman  of  the Board  of  the  Directors  on  an  interim  basis  and  will  be  replaced  by his alternate  at  the respective  meetings.

Paragraph  2  -  In  case  of  vacancy in the  office  of  a  Director  and  his  alternate  to  fulfill  the remainder  of  the  term,  his  alternates  will  be  appointed  by the  other  Directors  until  the  first Shareholders Meeting  to  be  held, as required by  law.

Article  16  -  The  Board  of  Directors  shall  meet  ordinarily  at  least  once  each  quarter  and extraordinarily, whenever necessary, when called  by  any  member  of the  Board.

Paragraph  1  - The special meetings  of the Board  of Directors  shall  be called  in  writing  at least  five  (5)  business  days  in  advance,  and  the  call  shall  contain  the  agenda  and  the  matters

- 9  -

to be  voted  at  the  meeting.  Notwithstanding  this  provision,  a  Meeting  of  the  Board  of

Directors at which all  its members appear shall  be  considered regular.

Paragraph  2  -  The quorum  to  call  to  order  the  meetings  of  the  Board  of  Directors  shall  be the majority  of the  members in office.

Paragraph  3  -  The  Board  of  Directors  shall  resolve  by  a  majority  vote  of  those  present, with the  Chairman  holding,  in addition to his personal vote, the casting  vote.

Paragraph  4  -  The  Minutes of the Board  of  Directors  to  elect,  dismiss,  designate  or  fix  the duties  of the Officers shall  be filed at  the State  Board of Trade and  published  in  the local press,  adopting  an  identical  procedure  for  acts  of another nature,  when  the  Board of Directors deems appropriate.

Paragraph  5  -  The  decisions of the Board of Directors shall  consist of minutes that shall  be signed by  those present.

Paragraph  6  -  The  Board  of  Directors  may determine  the  creation  of  advisory  committees designed  to  assist  members  of  the  Board  of  Directors,  and  to  define their composition  and specific duties.

Paragraph  7  -  It  shall  be incumbent  on  the  committees  created  to  analyze and  discuss  the items  defined  as  under  their responsibility,  as  well  as  the formulation  of proposals  and recommendations to be voted on by  the  Board of Directors.

Article 17 -  The  Board of Directors:

I.             set the  general policy  of the  Company's business  and monitors its implementation; II.            approve   and   amend  the   Company's   annual   budget,   as  well  as   the  companies

controlled  by  it,  and  the  business  goals  and  strategies  planned  for  the  subsequent period;

III.           elect  and  remove  at  any  time,  the  Company's  officers,  fixing  their  duties,  subject to the provisions  of the law and  by-laws,  as  well  as  choose the chief executive of the Company;

IV.          supervise  the  management  of  the  Officers,  examine,  at  any  time,  the  books  of  the Company,  requesting information  on  contracts  entered  into  or  executed,  or  any other acts;

V.           set  the  fees  of  each  member  of  the  Company’s  Board  of  Directors,  the  Executive Board  and  the  Fiscal  Council,  when  in  operation,  as  well  as  establish  guidelines for the criteria  for remuneration  of managers  and  Fiscal  Council  members of the controlled companies;

VI.         choose, dismiss  the  independent auditors;

VII.        call  the Shareholders Meeting;

VIII.       approve  and  submit  at  the  Shareholders  Meeting the financial  statements  and Management  Report  of  the  Company,  including the  consolidated  financial statements;

IX.          approve  and  amend the Internal Rules of the Company  and the Board of Directors; X. establish  the  location  of  the  Company's  headquarters,  as  well  as  create  and  close affiliates,  agencies  and  branches,  offices,  departments  and  representative  offices in any  part of the national territory  and abroad;

XI.          submit  at  the  Shareholders  Meeting  the  allocation  to  be  given  to  fiscal  year  net income;

XII.         decide  on  the  acquisition  of  control  and  holdings  in  other  companies  as  well  as increased holdings in controlled or affiliated  companies in Brazil  or  abroad;

XIII.       decide  on the creation of any  subsidiary;

XIV.       authorize  the  sale  of  all  or  part  of  the  shares  owned  by  it  issued  by  controlled  and affiliated  companies,  if  such shares  represent  an  amount  more than ten  million Reais (R$ 10,000,000.00), which is not foreseen in the  Company's annual  budget;

XV.        authorize  associations  and  execution  of  shareholders  agreements  by  the  Company or its controlled companies;

XVI.       authorize  the  purchase  of  shares  issued  by  the  Company  for  cancellation  or  to  be held in treasury  for subsequent sale;

XVII.      approve  investments  exceeding  ten  million  Reais  (R$  10,000,000.00),  when  not provided in the annual budget of the  Company  or its controlled companies;

XVIII.     approve  any  loan,  financing  or  provision  of  real  or  personal  security  interest  by the Company or its  controlled  companies,  individually or cumulatively,  within  the period  covered  by the budget  then  in  force,  in  an  amount  exceeding  ten  million Reais (R$ 10,000,000.00);

XIX.       approve  any  individual  transaction  whose  amount  exceeds  ten  million  Reais  (R$

10,000,000.00),  between  the  Company and  its  controlled  companies,  on  one  part, and  its  shareholders,  their controlled  companies,  their affiliated  companies, controlling shareholders  or  companies  under  their  common  control,  on  the  other part;

XX.        authorize  the  signing  of  contracts  of  any  nature  involving  obligations  for  the

Company    or    representing     amounts     exceeding     ten     million     Reais     (R$

10,000,000.00),  not  provided  in  the  budget  of  the  Company  or  its  controlled companies;

XXI.       authorize  the  Executive  Board  to  purchase  or  divest  fixed  assets,  waive  rights, settle   or   otherwise   encumber   in   any  form   property  in  amounts   representing liability equal  to  or  exceeding  ten  million  Reais  (R$  10,000,000.00),  not  provided in the  annual budget of the  Company  or its controlled companies;

XXII.     fix  the  vote  to  be  cast  by the  representative  of  the  Company  at  Shareholders Meetings  and  meetings  of Companies  in  which  it  participates  as  shareholder and previously approve  the  amendments  of  the  Articles  of  Association  of  the companies  in  which  the  Company participates  as  a  shareholder,  including approving the selection  of  managers  of  controlled  or  affiliated  companies  to  be elected with the Company's votes;

XXIII.     approve  the issuance  of subscription warrants;

XXIV.    approve  the  issuance  of  debentures  convertible  into  shares  and  without  collateral, or their  subsequent sale, if held in treasury;

XXV.     decide   on   the   issuance   of   shares   within   the   authorized   capital   limit   under paragraph 1 of article  5 of these  By-Laws.

Article   17-A.   The   Company   shall   have   on   an   interim   basis   a   Special   Independent Committee   created   solely  and   exclusively  to  analyze   the   condition   of   the   corporate operation  consisting  of  the  merger  of  shares  issued  by Mobitel S.A.  into  the  Company  and submit its recommendation to the  Board of Directors of the Company.

Paragraph  1  -  The Special  Independent  Committee  shall  consist  of  three  members,  elected by the Board  of  Directors,  all  independent  and  managers  of  the  Company  or  not,  who  shall have  notable  experience  and  expertise  and  shall  be  subject  to the same  duties  and  legal responsibilities as  managers, under  Article 160 of the Corporations  Law.

Paragraph  2  - The independence of the members  of the Independent  Special  Committee that satisfy the definition  of  the  "independent  director"  under  the  Listing  Rules  of  the  Novo Mercado of the Brazilian Stock Exchange  shall be presumed.

Paragraph  3  -  The  Special  Independent Committee  shall  not have  executive  or  deliberative functions  and  its  opinions,  proposals  or recommendations  shall  be referred  to  the  Board of Directors for a decision.

Paragraph  4  -  It  shall  be  incumbent  on  the  Board  of  Directors  to  fix  the remuneration  of members  of  the  Special  Independent  Committee  and  authorize  the  contracting  by the Executive Board of its  members, as  well  as  independent  consultants  to  support  the Independent Special Committee.

SECTION IV
Executive  Board

Article  18  -  The Executive Board shall consist  of at  least  two  (2)  and  at  most  five  (5) Officers,  one  (1) being  the  Chief Executive  Officer,  one  (1)  the  Finance  Officer  and  other Officers with no specific  designation,  shareholders  or not,  residents in  Brazil, elected  by  the Board  of  Directors  and  removable  by them at  any time,  with  a  term  of  three  (3),  with possibility  of reappointment.

Paragraph  1  -  The Officers,  after their management  terms  ends,  shall  remain  in  their respective  positions, until election and investiture of  the new Officers.

Paragraph  2  -  In  case  of  vacancy of an  Officer  or  incapacity  of  the  holder,  it  shall  be incumbent  on  the  Board  of  Directors  to  elect  the  new  Officer  or  designate a replacement, whose term of office shall  expire  with the  other  Officers.

Paragraph  3  -  In  case  of  absence  or  temporary incapacity,  the  Officers  shall  reciprocally substitute one another  by  appointment of the Executive  Board.

Paragraph  4  -  The  members  of  the  Board  of  Directors  up  to  the  maximum  of  one-third may  be   elected   to   the   office   of   Officers,   with   accumulation   of   duties.   In   this   event, Director-Officer shall choose the remuneration  to  which  he is entitled, as  Director  or as executive-manager.

Article  19  -  The  powers  of  attorney shall always  be  signed  by  two  (2)  Officers  jointly,  one of them  necessarily  the  CEO,  and  given  for  specific  purposes  and  for  a  specified  period,  not exceeding one (1)  year,  except  those  that  contemplate  ad  judicia  clause  powers.  Besides  the term, the  powers of attorney  "ad negotia"  shall prohibit delegation.

Article  20  -  The  Company  shall  be  represented,  actively or passively,  in  acts  which  create any obligations  or  release  third  parties  from  obligations  of  the  Company,  by two Officers jointly,  by an  officer  and  an  attorney-in-fact,  appointed  pursuant  to  the  above,  by two attorneys-in-fact  also  appointed  above,  through  a  term  of office to perform  the act  specified therein.

Paragraph  1  -  The  Executive  Board  may  also  designate  one  of  its  members  to  represent the Company in acts  or  transactions  in  Brazil  or  abroad,  or  appoint  an  attorney-in-fact  only to perform  the  specific  acts,  requiring the minutes  to  contain  the  resolution  of  the  Executive Board to be  filed  with the  Board of Trade, if required.

Paragraph  2  -  The  Company shall  be  represented  solely by any member  of  the  Executive Board,  without  the  formalities  provided  for  in this article,  in  case  of  receipt  of  summons or judicial notices for the provision of personal testimony.

Article  21  -  The Executive Board shall meet  whenever necessary,  and  it  shall  be incumbent on the CEO to call  such  meeting  two (2) business  days in advance.

Paragraph  1  -  The  quorum  to  call  to  order  the  meetings  is  the  majority of the  members  in office  and  the  resolutions  shall  be  passed  by a majority vote of  the  Officers  present  at  the meeting.

Paragraph  2  -  The minutes  of meetings  and  resolutions  of the Executive Committee shall be registered in the  proper book.

Article 22 - The Executive Board shall perform  the duties  that  the Law, the By-Laws and the Board  of  Directors  confer  on  it  to  perform  acts  necessary to the  regular  functioning  of the Company.

Article 23 -  The  Chief  Executive  Officer shall  specifically  be  responsible  to:

I.     to supervise  all  activities of the Company;

II.   supervise the activities of the other Officers;

III.  submit   for   approval   by  the  Board   of   Directors   the   work   plans   and   annual budgets,  the  investment  plans  and  new  expansion programs  of  the  Company and its  controlled  companies,  furthering  their  implementation  according to  the approved terms;

IV. formulate  strategies  and   operational   guidelines   of  the  Company,   as  well  as establish  the  criteria  for  executing the resolutions  of  the  Shareholders  Meeting and Board of Directors with the participation of other  Officers;

V.  coordinate   and   supervise   the   activities   of   the   Executive   Board,   calling   and presiding at its meetings,  with a casting  vote  in case  of tie;

VI. represent  the  Company  at  meetings,  shareholders  meetings  and  any form  of deliberative  body of the  Companies  in  which  the  Company  has  a  holding,  in which  case  the  minutes  of  the  meeting  of  the  Board  of  Directors  that  contains the Company's  voting  instructions  shall  be presented to the  chairman  of the meeting  or shareholders  meeting  of such company;

V.  perform other duties conferred  by  the  Board of Directors.

Article  24  -  Chief  Executive  Officer  shall  determine  the  specific  functions  of  each  one  of the Officers,  pursuant  to  the  limits  as  may be  determined  by  the  Company's  Board  of Directors.  The  representation  of  the  Company with the  regulators  of  capital  markets,  as provided  in  Ruling  No.  202/93,  as  amended  by  Ruling  No.  309/99,  both  from  the  Securities Commission   may  be   performed   by   any   of   the   Officers,   as   may  be   decided   by   the Company's  Board of Directors.

Article 25 -  The  Executive  Board as a collective  body  shall exercise the  following  powers:

I.          establish  specific  policies  and  guidelines  under  the  general  direction  of  the  business established  by  the  Board  of  Directors;

II.        prepare  the  estimate,  the  form  of  its  execution  and  general  plans  of  the  Company, submitting  them for  approval of the Board of Directors;

III.       provide  the  Board  of  Directors  the  proposals  of  the  controlled  companies  in  respect to  general  organizational  guidelines,  market  development  and  investment  and budget plan;

IV.       periodically  report  to  the  Board  of  Directors  the  general  progress  of  the  Company's business;

V.        propose  to  the  Board  of  Directors  the  sale  of  fixed  assets  of  the  Company,  if  these goods   represent   an   amount   equal   to   or   exceeding   ten   million   Reais   (R$

10,000,000.00) and the sale is not provided in the Company's annual budget;

VI.       submit  a  proposal  to  the  Board  of  Directors  for  the  Company's  Internal  Rules  with its organizational structure;

VII.      evaluate  the  Balance  Sheet   and   other  financial   statements   and   the  Company's Annual Report,  as well  proposed allocation of income, submitting  them to the  Fiscal Council, the Independent  Auditors and the Board  of  Directors;

VIII.    decide  on  other  matters  deemed  to  be  the  collective  responsibility  of  the  Executive

Board or assigned to it by the  Board of Directors.

CHAPTER IV
Fiscal Council

Article  26  -  The  Company shall have  a  Fiscal  Council  composed  of  three  (3)  members  and an  equal  number  of  alternates,  on  a  non-permanent  basis,  and  shall  only be elected  and instated  at  the  Shareholders  Meeting  at  the  request  of  shareholders,  in  cases  provided  by law.

Paragraph  1  - Members  of the Fiscal  Council,  individuals,  residents  in  Brazil, legally qualified,  shall  be  elected  by the Shareholders  Meeting  that  decides  on  instatement  of  the body,  at  the  request  of  the  shareholders,  with  a  term  of  office  until  the  first  Shareholders Meeting  to be held after the  election.

Paragraph  2  -  The  Fiscal  Council  members  shall  only  be  entitled  to  remuneration  assigned to them  at  the  Shareholders  Meeting,  during  the  period  in  which  the  body  is  operating  and is effectively  exercising  its functions.

Paragraph  3  -  The  Fiscal  Council,  when  installed,  shall  have  the  duties  prescribed  by law, with the  duties of its members not capable  of delegation.

CHAPTER VI

Fiscal Year, Balance  Sheet and Profits

Article  27  -  The  fiscal  year shall  have  duration  of  one (1)  year  and  shall  end  on  the  last  day of December  of  each  year.

Article  28  -  At  the  end  of  each  fiscal  year,  the  financial  statements,  substantiated  by  the balance  sheet,  retained  earnings  statement,  fiscal  year  income  statement  and  statement  on sources  and  uses of funds shall be prepared  based  on  the Company's  bookkeeping, simultaneously  in current  national currency  and  a  currency  of constant purchasing  power.

Paragraph  1  -  The balance sheet  and  financial  statements  shall  be submitted  at  the  General Shareholders  Meeting  by  the  Board  of  Directors,  on  the  basis  of  the  elements  that  have been presented and proposed  by  the  Executive  Board.

Paragraph   2   -   The   Company  may   report   a   Balance   Sheet   and   distribute   dividends quarterly,  provided  that  the total  dividends  paid  each  six  months  of  the  fiscal  year  do  not exceed the amount  of its capital reserves.

Paragraph  3  -  At  any time,  the  Board  of  Directors  may  also  decide  to  distribute  interim dividends,  retained  earnings  or  profit  reserves  existing  on  the  last  annual  or  semi-annual balance  sheet.

Article  29  -  From  the  result  of  the  fiscal  years,  any accumulated  losses  and  provision  for income tax  shall be deducted.

Paragraph  1  -  On  the  remaining income calculated  pursuant  to  the  main  provision  of  this article,  the  statutory participation  of  the  managers  shall  be  calculated,  up  to  the  maximum legal limit.

Paragraph  2  - The fiscal  year net  profit, obtained after the deduction referred to in  the preceding  paragraph, shall  be  allocated as follows:

a)  five  percent  (5%)  to  the  legal  reserve  until  reaching  twenty percent  (20%)  of  the  paid-in capital. The creation of the  Legal Reserve  may  be  waived in the fiscal  year  in which there  is a balance,  increased  by  the  amount  of  capital  reserves,  exceeding  thirty  percent  (30%)  of the capital;

b) Of  the  balance  net  income,  after  the  deduction  referred  to  in  the  preceding  paragraph twenty-five  percent  (25%)  shall  be  allocated  for  payment  of  the  mandatory dividend  to  all shareholders, subject to the provisions of paragraph 3 of the article  5.

c)  The  remaining balance,  subject  to  registration  of  profits  in  the  unrealized  profit  reserve account  shall  be brought  to  the Investment  Reserve,  aimed  at  ensure the realization  of investment in the company’s  interest,  as well  as to reinforce  its working capital, which shall not exceed, together with  the profit  reserves, the amount  of Capital;

Article  30  –  The dividends  not  claimed  within  three (03) years  from  the  date  on  which  they have  been  placed  at  the disposal  of  the  shareholders,  shall  prescribe  to  the  benefit  of  the Company.

Article  31  –  The  management  bodies  may  pay  or  credit  interest  on  capital  pursuant  to article 9, paragraph  7,  of  Law  9.249,  of  December 26, 1995  and  laws  and  regulation  up  to the minimum  mandatory  dividend  limit  set  out  in Article  202,  of  Law  6404/76,  which  shall be done  by  the net income  tax  amount.

CHAPTER VII

Liquidation, Dissolution  and  Termination

Article  32  –  The  Company shall enter  into  liquidation,  dissolution  and  termination  in  the cases provided by  law  or  by  resolution at the Shareholders Meeting.

Sole  paragraph  – The Board  of  Directors  shall  appoint  a  liquidator, the forms  and guidelines  to  follow, set  their fees  and  elect  the  Fiscal  Council,  which  operate during liquidation.

Cristina Alves Corrêa Justo Reis
Secretary  and  Lawyer OAB/RJ
117,725

jms/10468.doc

06/20/11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.